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As filed with the Securities and Exchange Commission on June 12, 2003

Registration No. 333-105358

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VERINT SYSTEMS INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	11-3200514 (I.R.S. Employer Identification No.)
330 South Service Road Melville, New York 11747 (631) 962-9600 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Dan Bodner
President and Chief Executive Officer
Verint Systems Inc.
330 South Service Road
Melville, New York 11747
(631) 962-9600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
J. Philip Rosen, Esq. Matthew D. Bloch, Esq. Jeffrey Nadler, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Dennis J. Friedman, Esq. Barbara L. Becker, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, par value $.001 per share...	5,750,000	$20.15	$115,862,500	$9,373.28

(1)
Includes 750,000 shares subject to the underwriters' over-allotment option.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c), equals the average of the high and low sales prices of our common stock on the Nasdaq National Market on May 12, 2003.

(3)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated June 12, 2003

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

5,000,000 Shares

Verint Systems Inc.

Common Stock

This is an offering of shares of common stock of Verint Systems Inc. Of the 5,000,000 shares being offered, Verint is selling 4,850,269 shares and the selling stockholders are selling 149,731 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol "VRNT". On June 2, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $22.39 per share.

Investing in our common stock involves risks. "Risk Factors" begin on page 10.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Verint Systems Inc. (before expenses)	$	$
Proceeds to Selling Stockholders (before expenses)	$	$

We have granted the underwriters a 30 day option to purchase up to 750,000 additional shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                         , 2003.

LEHMAN BROTHERS
JPMORGAN
U.S. BANCORP PIPER JAFFRAY
MORGAN KEEGAN & COMPANY, INC.

                         , 2003

[Artwork]

        You should rely only on the information contained in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

(This page has been left blank intentionally.)

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in "Risk Factors" before making an investment decision. In this prospectus, "Verint," "we," "us," and "our" refers to Verint Systems Inc. and its subsidiaries unless the context otherwise requires.

Verint Systems Inc.

        We are a leading provider of analytic software-based solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. Our software generates actionable intelligence through the collection, retention and analysis of voice, fax, video, email, Internet and data transmissions from multiple types of networks.

        Heightened awareness surrounding homeland defense and security, both in the United States and globally, has increased the demand for solutions such as those provided by us. Recent legislative and regulatory actions have provided greater surveillance powers to law enforcement agencies, imposed strict requirements on communications service providers to facilitate interception of communications over public networks, and increased the security measures being implemented at airports and other public facilities.

        We provide our solutions to two principal markets: the digital security and surveillance market and the enterprise business intelligence market.

Digital Security and Surveillance

        The digital security and surveillance market consists primarily of communications interception by law enforcement agencies and digital video security utilized by government agencies and public and private organizations. Communications interception, historically referred to as wiretapping, is the monitoring and recording of voice and data transmissions to and from a specified target over communications networks to obtain intelligence and gather evidence. Video security is the monitoring and recording of surveillance camera transmissions to safeguard public and private facilities.

        Our digital security and surveillance solutions include the STAR-GATE and RELIANT communications interception products and LORONIX digital video security products. STAR-GATE enables communications service providers to intercept communications over a variety of wireline, wireless and Internet protocol, or IP, networks for delivery to law enforcement and other government agencies, and is sold to communications service and equipment providers. RELIANT provides intelligent recording and analysis solutions for communications interception activities, and is sold to law enforcement and government agencies. LORONIX digital video security products provide intelligent recording and analysis of video for security and surveillance applications and are sold to government agencies and public and private organizations for use in airports, public buildings, correctional facilities and corporate sites.

Enterprise Business Intelligence

        The enterprise business intelligence market consists primarily of solutions targeting enterprises that rely on contact centers for voice, email and Internet interactions with their customers. Additionally, an emerging segment of enterprise business intelligence utilizes digital video information to allow enterprises and institutions to enhance their operations, processes and performance. The pressure on companies to manage their businesses more effectively has fueled the demand for analytic technologies and enterprise business intelligence solutions that provide actionable intelligence to organizations in a quick, convenient and helpful manner. Actionable intelligence generated from enterprise business intelligence solutions helps enterprises to service and retain customers, improve business processes and optimize contact center agent performance.

        Our enterprise business intelligence solutions include ULTRA contact center business intelligence products and LORONIX video business intelligence products. Our ULTRA products record and analyze customer interactions with contact centers, providing enterprises with intelligence about customers, processes and contact center agents in order to monitor and improve business performance. Our LORONIX video business intelligence products enable enterprises to monitor and improve their operations through the analysis of live and recorded digital video. We sell our enterprise business intelligence solutions to financial institutions, casinos, retailers, utilities, communications service providers, contact center service bureaus, manufacturers and other enterprises.

Our Strategy

        Our strategy is to further enhance our position as a leading provider of digital security and surveillance and enterprise business intelligence solutions worldwide. Key elements of our strategy include:

  •
  Enhancing our technological leadership and expanding the analytic capabilities of our software;

  •
  Focusing on new market opportunities;

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  Leveraging our existing technologies into new markets and applications;

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  Pursuing strategic acquisitions to extend the analytic capabilities of our solutions, expand our presence in certain geographic areas or expand our customer base;

  •
  Utilizing strategic alliances to enhance our products and increase our customer base; and

  •
  Enhancing our relationships with systems integrators and software resellers.

        We believe that we maintain a competitive advantage over industry participants in each of our markets as a result of our comprehensive product offerings, long-term customer relationships, established reputation in the industry, and extensive experience with and expertise in analytic solutions.

        We maintain a global presence through our direct sales force. In addition, we have established marketing relationships with a variety of global value added resellers and a network of systems integrators, including ADT, Avaya, British Telecom, Nortel and Siemens. We also have technological alliances with leading software and hardware companies including Genesys, Identix and Siebel, which enable us to offer complementary solutions to their products.

        Our headquarters are located in Melville, New York. In addition, we have facilities in several locations in the United States and facilities in Germany, the United Kingdom and Israel. We derived 51%, 34%, 11%, 3% and 1% of our revenues in fiscal 2002 from sales to end users in North America, Europe, Asia/Pacific, Israel and the rest of the world, respectively. In fiscal 2002 we incurred 47%, 35%, 11%, 6% and 2% of our operating expenses in the United States, Israel, the United Kingdom, Germany, and the other countries in which we operate, respectively.

        Our products are used by over 1000 organizations in over 50 countries worldwide. Customers for our digital security and surveillance products include the U.S. Capitol, the U.S. Department of Defense, the U.S. Department of Justice, Washington Dulles International Airport, the Toronto Police Service, the Dutch National Police Agency, and other domestic and foreign law enforcement and intelligence agencies, as well as communications service and equipment providers, such as Cingular, Ericsson and Nortel. Customers for our enterprise business intelligence products include Con Edison, HSBC, JCPenney, Sprint, Target and Tiffany & Co. None of our customers, including systems integrators and value added resellers, individually accounted for more than 10% of our revenues in fiscal 2002.

        We were incorporated in Delaware on February 23, 1994 as "Interactive Information Systems Corporation." On January 30, 1996, we changed our name to "Comverse Information Systems Corporation." Effective January 31, 1999, Comverse Infomedia Systems Corp. merged with and into Comverse Information Systems Corporation, and our name was changed to "Comverse Infosys, Inc." On February 1, 2002, we changed our name to "Verint Systems Inc." Our principal executive offices are located at 330 South Service Road, Melville, New York 11747 and our telephone number at that address is (631) 962-9600. Comverse Technology, Inc. owns approximately 78% of our common stock, and, after giving effect to the offering, will own approximately 65% of our common stock. Our website is www.verintsystems.com. The information contained on our website is not part of this prospectus.

Recent Developments

Earnings for Fiscal Quarter Ended April 30, 2003

        On June 3, 2003, we announced that sales for the first quarter of the fiscal year ending January 31, 2004, referred to as fiscal 2003, were approximately $44.4 million, compared with sales of approximately $36.3 million for the first quarter of fiscal 2002, an increase of approximately 22%. Net income for the first quarter of fiscal 2003 was approximately $3.5 million, or $0.14 per diluted share, compared with net income of appproximately $1.7 million, or $0.08 per diluted share, for the first quarter of fiscal 2002.

        At April 30, 2003, the end of the first quarter of fiscal 2003, we had cash and cash equivalents of approximately $94.8 million, working capital of approximately $71.6 million, total assets of approximately $173.7 million and stockholders' equity of approximately $101.1 million.

        The following table summarizes financial data regarding our business for the first quarter of fiscal 2002 and the first quarter of fiscal 2003:

Condensed Consolidated Statements of Operations Data:

	Three Months Ended April 30,
	2002	2003
	(In thousands, except per share data, unaudited)
Sales	$36,317	$44,415
Cost of sales	18,564	20,912

Gross profit	17,753	23,503
Operating Expenses
Research and development, net	3,892	5,335
Selling, general and administrative	11,786	14,669

Income from operations	2,075	3,499
Interest and other income, net	113	515

Income before income taxes	2,188	4,014
Income tax provision	481	502

Net income	$1,707	$3,512

Earnings per share:
Basic	$0.09	$0.15

Diluted	$0.08	$0.14

Weighted average shares:
Basic	18,897	23,708
Diluted	20,542	25,236

        The following table summarizes financial data regarding our business at the end of fiscal 2002 and the first quarter of fiscal 2003:

Condensed Consolidated Balance Sheet Data:

	January 31, 2003	April 30, 2003 (Unaudited)
	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$133,933	$94,833
Accounts receivable, net	27,279	32,380
Inventories	8,866	8,840
Prepaid expenses and other current assets	4,079	3,692

Total current assets	174,157	139,745
Property and equipment, net	12,965	13,603
Other assets	19,928	20,350

Total assets	$207,050	$173,698

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$43,622	$46,170
Advance payments from customers	19,013	19,586
Current maturities of long-term bank loans	42,199	207
Convertible note	—	2,200

Total current liabilities	104,834	68,163
Long-term bank loans	1,678	1,691
Convertible note	2,200	—
Other liabilities	2,172	2,721

Total liabilities	110,884	72,575
Stockholders' equity	96,166	101,123

Total liabilities and stockholders' equity	$207,050	$173,698

        You should read the information above regarding the fiscal quarter ended April 30, 2003, together with our Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2003, which is incorporated by reference into this prospectus. See "Incorporation of Certain Documents by Reference."

Acquisition of SmartSight Networks Inc.

        On May 21, 2003, we acquired all of the issued and outstanding shares of SmartSight Networks Inc. for approximately $7.0 million in cash, subject to certain adjustments, and 149,731 shares of our common stock. SmartSight's solutions enable the transmission and management of video from remote locations over IP-based wireless and wireline networks. In connection with this transaction, we entered into a registration rights agreement with certain former shareholders of SmartSight, who are also the selling stockholders listed in this prospectus. Under the registration rights agreement, we agreed to register under the Securities Act of 1933 the shares of our common stock that we issued to the selling stockholders in connection with the SmartSight acquisition.

THE OFFERING

Common stock offered by us	4,850,269 shares
Common stock offered by selling stockholders	149,731 shares
Common stock to be outstanding after this offering	28,815,728 shares
Use of Proceeds
We intend to use the net proceeds to finance the growth of our business and for general corporate purposes. We may also use a portion of the proceeds for acquisitions or other investments. We will not receive any of the net proceeds from the sale of shares by the selling stockholders.
Nasdaq National Market symbol	"VRNT"

        The common stock to be outstanding after this offering is based on the number of shares outstanding as of April 30, 2003, plus the 149,731 shares of common stock issued to the selling stockholders on May 21, 2003 in connection with the SmartSight acquisition. The number of shares of common stock outstanding as of April 30, 2003 excludes:

  •
  3,430,764 shares of common stock issuable upon exercise of stock options outstanding as of April 30, 2003 under our stock option plan, with a weighted average exercise price of $10.50 per share;

  •
  934,240 shares of common stock available for future issuance under our stock option plan;

  •
  940,712 shares of common stock available for future issuance under our employee stock purchase plan; and

  •
  136,985 shares of common stock issuable upon the conversion of an outstanding convertible note.

ABOUT THIS PROSPECTUS

        Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

        References in this prospectus to Comverse Technology refer to our controlling stockholder, Comverse Technology, Inc., and its subsidiaries excluding Verint Systems Inc.

        References in this prospectus to fiscal 2000 refer to our fiscal year ended January 31, 2001. References in this prospectus to fiscal 2001 refer to our fiscal year ended January 31, 2002. References in this prospectus to fiscal 2002 refer to our fiscal year ended January 31, 2003.

        LORONIX®, vCRM™, Building the Customer Intelligent Enterprise™, OpenStorage Portal™ and cctvware® are registered trademarks of ours. We have also applied for registration of our VERINT™, RELIANT™, Intelligent Recording™, Powering Actionable Intelligence™ and Actionable Intelligence™ trademarks. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table summarizes financial data regarding our business. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. Financial data for the year ended January 31, 1999 are unaudited. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended January 31,
	1999	2000	2001		2002		2003
	(in thousands, except per share data)
Statement of Operations Data:
Sales	$89,282	$120,612	$141,677		$131,235		$157,775
Income (loss) from operations	(10,626)	(9,548)	(7,565	)(1)	(2,533	)(2)	10,051
Net income (loss)	(11,659)	(10,544)	(8,559	)(1)	(4,649	)(2)	10,147
Net income (loss) per share—basic	$(0.63)	$(0.57)	$(0.46	)(1)	$(0.25	)(2)	$0.46
Net income (loss) per share—diluted	$(0.63)	$(0.57)	$(0.46	)(1)	$(0.25	)(2)	$0.43
Weighted Average Shares:
Basic	18,618	18,619	18,704		18,767		22,165
Diluted	18,618	18,619	18,704		18,767		23,542

(1)
Includes acquisition expenses of approximately $3.5 million and workforce reduction, restructuring and impairment charges of approximately $1.5 million.

(2)
Includes workforce reduction, restructuring and impairment charges of approximately $2.8 million.

The following table summarizes our balance sheet as of January 31, 2003:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale by us of 4,850,269 shares in this offering, at an assumed offering price of $22.39 per share, after deducting the underwriting discounts and commissions and estimated offering expenses, and our anticipated application of the net proceeds of the offering.

        The following table excludes our issuance of 149,731 shares to the selling stockholders on May 21, 2003 in connection with the SmartSight acquisition.

	As of January 31, 2003
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents(1)	$133,933	$236,822
Working capital	69,323	172,212
Total assets	207,050	309,939
Long-term bank loans, including current maturities(1)	43,877	43,877
Convertible note	2,200	2,200
Stockholders' equity	96,166	199,055

(1)
On February 28, 2003, we repaid a $42 million bank loan that was guaranteed by Comverse Technology.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before purchasing our shares, you should carefully consider the risks described below in addition to the other information in this prospectus. Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. The trading price of our shares could decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

If demand for or purchasing of solutions such as ours does not increase as anticipated, we may not be able to sustain or increase profitability.

        Our primary business is providing analytic solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. Recent legislative and regulatory actions have provided greater surveillance powers to law enforcement agencies, imposed strict requirements on communications service providers to facilitate interception of communications over public networks, and increased the security measures being implemented at public facilities such as airports. However, we cannot assure you that these legislative and regulatory actions will result in increased demand for or purchasing of solutions such as ours or, if it does, that such solutions will be purchased from us. If demand for or purchasing of solutions such as ours does not increase as anticipated, we may not be able to sustain or increase profitability on a quarterly or annual basis.

The recent global economic slowdown and the decline in information technology spending has adversely impacted our markets. Any further decline in information technology spending may result in a decrease in our revenues.

        The market for our enterprise business intelligence products has been adversely affected by the global economic slowdown and the decline in information technology spending, which has caused many companies to reduce or, in extreme cases, eliminate altogether, information technology spending. If our customers do not increase their spending on information technology or if such spending declines, our revenues from sales of our enterprise business intelligence products may decrease. The information technology spending of our customers in the near term remains uncertain and we are uncertain whether we will be able to increase or maintain our revenues. Although we were profitable for fiscal 2002, we have incurred operating and net losses every other year since 1997. If sales do not increase as anticipated or if expenses increase at a greater pace than revenues, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our lengthy and variable sales cycle makes it difficult for us to predict our operating results.

        It is difficult for us to forecast the timing of revenues from product sales because customers often need a significant amount of time to evaluate our products before purchasing them and, in the case of governmental customers, sales are dependent on budgetary and other bureaucratic processes. The period between initial customer contact and a purchase by a customer may vary from three months to more than one year. During the evaluation period, customers may defer or scale down proposed orders of our products for various reasons, including:

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  changes in budgets and purchasing priorities;

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  reduced need to upgrade existing systems;

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  deferrals in anticipation of enhancements or new products;

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  introduction of products by our competitors; and

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  lower prices offered by our competitors.

We are dependent on contracts with governments for a significant portion of our revenues.

        We derive a significant amount of our revenues from various government contracts worldwide. We expect that government contracts will continue to be a significant source of our revenues for the foreseeable future. Our business generated from government contracts may be materially and adversely affected if:

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  our reputation or relationship with government agencies is impaired;

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  we are suspended or otherwise prohibited from contracting with a domestic or foreign government or any significant law enforcement agency;

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  levels of government expenditures and authorizations for law enforcement and security related programs decrease, remain constant or shift to programs in areas where we do not provide products and services;

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  we are prevented from entering into new government contracts or extending existing government contracts based on violations or suspected violations of laws or regulations, including those related to procurement;

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  we are not granted security clearances that are required to sell our products to domestic or foreign governments or such security clearances are revoked; or

  •
  there is a change in government procurement procedures.

Because our quarterly operating results may fluctuate significantly and may be below the expectations of analysts and investors, the market price for our stock may be volatile.

        Our quarterly operating results are difficult to predict and may fluctuate significantly in the future, which in turn may result in volatility in our stock price. The following factors, among others, many of which are outside our control, can cause fluctuations in operating results and stock price volatility:

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  the size, timing, terms and conditions of orders from and shipments to our customers;

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  unanticipated delays or problems in releasing new products;

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  the timing and success of our customers' deployment of our products and services; and

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  the amount and timing of our investments in research and development activities.

        The deferral or loss of one or more significant sales could materially and adversely affect our operating results in any fiscal quarter, particularly if there are significant sales and marketing expenses associated with the deferred or lost sales. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are, to a large extent, fixed. As a result, we may not be able to sufficiently reduce our costs in any quarter to compensate for an unexpected near-term shortfall in revenues.

If the markets for our products do not develop, we will not be able to maintain our growth.

        The markets for our digital security and surveillance and enterprise business intelligence products are still emerging. Our growth is dependent on, among other things, the size and pace at which the markets for our products develop. If the markets for our products decrease, remain constant or grow slower than we anticipate, we will not be able to maintain our growth. Continued growth in the demand for our products is uncertain as, among other reasons, our existing customers and potential customers may:

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  not achieve a return on their investment in our products;

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  experience technical difficulty in utilizing our products; or

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  use alternative solutions to achieve their security, intelligence or business objectives.

        In addition, as our enterprise business intelligence products are sold primarily to contact centers, slower than anticipated growth or a contraction in the number of contact centers will have a material adverse effect on our ability to maintain our growth.

The industry in which we operate is characterized by rapid technological changes, and our continued success will depend upon our ability to react to such changes.

        The markets for our products are characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render our existing products obsolete and unmarketable and can exert price pressures on existing products. It is critical to our success for us to be able to anticipate changes in technology or in industry standards and to successfully develop and introduce new, enhanced and competitive products on a timely basis. We cannot assure you that we will successfully develop new products or introduce new applications for existing products, that new products and applications will achieve market acceptance or that the introduction of new products or technological developments by our competitors will not render our products obsolete. Our inability to develop products that are competitive in technology and price and meet customer needs could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to compete successfully or if our customers opt to develop internal substitutes for our products, our business, financial condition and results of operations could suffer.

        The global market for analytical solutions for security and business applications is intensely competitive, both in the number and breadth of competing companies and products and the manner in which products are sold. For example, we often compete for customer contracts through a competitive bidding process that subjects us to risks associated with:

  •
  the frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns; and

  •
  the substantial time and effort, including design, development and marketing activities, required to prepare bids and proposals for contracts that may not be awarded to us.

        Our competitors may be able to develop more quickly or adapt faster to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, greater name recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. New competitors or alliances among competitors could emerge and rapidly take significant market share. In addition, some of our customers may in the future decide to develop internally their own solutions instead of purchasing them from us. Increased competition could force us to lower our prices or take other actions to differentiate our products.

Our government contracts contain provisions that are unfavorable to us.

        Many of our government contracts contain provisions that give the governments party to those contracts rights and remedies not typically found in private commercial contracts, including provisions enabling the governments to:

  •
  terminate or cancel existing contracts for convenience;

  •
  in the case of the U.S. government, suspend us from doing business with a foreign government or prevent us from selling our products in certain countries;

  •
  audit and object to our contract-related costs and expenses, including allocated indirect costs; and

  •
  change specific terms and conditions in our contracts, including changes that would reduce the value of our contracts.

        In addition, many jurisdictions have laws and regulations that deem government contracts in those jurisdictions to include these types of provisions, even if the contract itself does not contain them. If a government terminates a contract with us for convenience, we may not recover our incurred or committed costs, any settlement expenses or profit on work completed prior to the termination. If a government terminates a contract for default, we may not recover those amounts, and, in addition, we may be liable for any costs incurred by a government in procuring undelivered items and services from another source.

If we fail to comply with complex procurement laws and regulations, we may be subject to civil and criminal penalties and administrative sanctions.

        We must comply with domestic and foreign laws and regulations relating to the formation, administration and performance of government contracts. These laws and regulations affect how we do business with government agencies in various countries and may impose added costs on our business. For example, in the United States we are subject to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of federal government contracts, and to the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with contract negotiations. We are subject to similar regulations in foreign countries as well.

        If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with government agencies, which could materially and adversely affect our business, financial condition and results of operations. In addition, a government may reform its procurement practices or adopt new contracting rules and regulations that could be costly to satisfy or that could impair our ability to obtain new contracts.

Our proxy agreement with the U.S. Department of Defense limits our control over one of our subsidiaries. If this agreement is terminated, we may be suspended from selling our communications interception products to the U.S. government.

        Our subsidiary, Verint Technology Inc., or Verint Technology, which markets, sells and supports our communications interception solutions to various U.S. government agencies, is required by the National Industrial Security Program to maintain facility security clearances and to be insulated from foreign ownership, control or influence. To comply with the National Industrial Security Program requirements, we, Verint Technology, Comverse Technology and the Department of Defense have entered into a proxy agreement with respect to the ownership and operations of Verint Technology. Under the proxy agreement, we, among other things, appointed three individuals who are U.S. citizens holding the requisite security clearances as holders of proxies to vote the Verint Technology stock. The proxy holders have the power to exercise all prerogatives of ownership of Verint Technology. These three individuals are responsible for the oversight of Verint Technology's security arrangements.

        The proxy agreement may be terminated and Verint Technology's facility security clearance may be revoked in the event of a breach of the proxy agreement, or if it is determined by the Department of Defense that termination is in the national interest. If Verint Technology's facility security clearance is revoked, we may lose all or a substantial portion of our sales to U.S. government agencies and our business, financial condition and results of operations would be harmed.

Government regulation of communications monitoring could cause a decline in the use of our products, result in increased expenses for us or subject us and our customers to liability.

        As the communications industry continues to evolve, governments may increasingly regulate products that monitor and record voice, video and data transmissions over public communications networks, such as our solutions. For example, products which we sell in the United States to law enforcement agencies and which interface with a variety of wireline, wireless and Internet protocol networks, must comply with the technical standards established by the Federal Communications Commission pursuant to the Communications Assistance for Law Enforcement Act and products that we sell in Europe must comply with the technical standards established by the European Telecommunications Standard Institute. The adoption of new laws governing the use of our products or changes made to existing laws could cause a decline in the use of our products and could result in increased expenses for us, particularly if we are required to modify or redesign our products to accommodate these new or changing laws.

We may not be able to receive or retain the necessary licenses or authorizations required for us to export some of our products that we develop or manufacture in specific countries.

        We are required to obtain export licenses from the Israeli and German governments to export some of our products that we develop or manufacture in these countries. Products which accounted for approximately 22%, 21% and 22% of our revenues in fiscal 2000, fiscal 2001 and fiscal 2002, respectively, required an export license. We cannot assure you that we will be successful in obtaining or maintaining the licenses and other authorizations required to export our products from applicable governmental authorities. Our failure to receive or maintain any required export license or authorization would hinder our ability to sell our products and could materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain our relationships with value added resellers, systems integrators and other third parties that market and sell our products, our business, financial condition, results of operations and ability to grow could suffer.

        Sales through value added resellers, systems integrators and other third parties accounted for approximately 40%, 38% and 51% of our revenues in fiscal 2000, fiscal 2001 and fiscal 2002, respectively. Our ability to achieve revenue growth depends to some extent on adding new partners to expand our sales channels, as well as leveraging our relationships with existing partners. If our relationships with these value added resellers, systems integrators and strategic and technology partners deteriorate or terminate, we may lose important sales and marketing opportunities.

Our failure to develop strategic alliances or expand or implement new joint ventures could limit our ability to grow.

        As part of our growth strategy, we intend to pursue new strategic alliances. We consider and engage in strategic transactions from time to time and may be evaluating alliances or joint ventures at any time. We compete with other analytic solution providers for these opportunities. We cannot assure you that we will be able to effect these transactions on commercially reasonable terms or at all. If we enter into these transactions, we also cannot be sure that we will realize the benefits we anticipate.

Our products may contain undetected defects which could impair their market acceptance.

        Our products involve sophisticated hardware and software technology that performs critical functions to highly demanding standards. We cannot assure you that current or future products will not develop operational problems, which could have a material adverse effect on us. We offer complex products that may contain undetected defects or errors, particularly when first introduced or as new versions are released. We may not discover such defects or errors until after a product has been released and used by the customer. Significant costs may be incurred to correct undetected defects or errors in our products and these defects or errors could result in future lost sales. In addition, defects or errors in our products may result in product liability claims, which could cause adverse publicity and impair their market acceptance.

Loss of third party software licensing would materially and adversely affect our business, financial condition and results of operations.

        We incorporate in the vast majority of our products software that we license from third parties. If we lose or are unable to maintain any software licenses, we could incur additional costs or experience unexpected delays until equivalent software can be developed or licensed and integrated into our products.

Our intellectual property rights may not be adequate to protect our business.

        While we occasionally file patent applications, we cannot assure you that patents will be issued on the basis of such applications or that, if such patents are issued, they will be sufficiently broad to protect our technology. In addition, we cannot assure you that any patents issued to us will not be challenged, invalidated or circumvented.

        In order to safeguard our unpatented proprietary know-how, trade secrets and technology, we rely primarily upon trade secret protection and non-disclosure provisions in agreements with employees and others having access to confidential information. We cannot assure you that these measures will adequately protect us from improper disclosure or misappropriation of our proprietary information.

The occurrence or perception of security breaches within our company or by third parties using our products could harm our business, financial condition and operating results.

        Our products are often used by customers to compile and analyze highly sensitive or confidential information and data. We may come into contact with such information or data when we perform support or maintenance functions for our customers. While we have internal policies, procedures and training for employees in connection with performing these functions, even the perception that any of our employees has improperly handled sensitive or confidential information and data of a customer could harm our reputation and could inhibit market acceptance of our products.

        While we implement sophisticated security measures, third parties may attempt to breach our security or inappropriately use our products through computer viruses, electronic break-ins and other disruptions. If successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and we may be subject to lawsuits and other liability. Even if we are not held liable, such security breaches could harm our reputation, and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

Our products may infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions.

        The information technology industry is characterized by frequent allegations of intellectual property infringement. In the past, third parties have asserted that certain of our products infringe their intellectual property and similar claims may be made in the future. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays, or force us to enter into royalty or license agreements rather than dispute the merits of such allegation. If patent holders or other holders of intellectual property initiate legal proceedings against us, we may be forced into protracted and costly litigation. We may not be successful in defending such litigation and we may not be able to procure any required royalty or license agreements on terms acceptable to us, or at all.

If our products infringe on the intellectual property rights of others, we may be required to indemnify our customers for any damages they suffer.

        We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the products our customers use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using, or, in the case of value added resellers, selling, our products.

We rely on a limited number of suppliers and manufacturers for specific components and we may not be able to obtain substitute suppliers and manufacturers on terms that are as favorable if our supplies are interrupted.

        Although we generally use standard parts and components in our products, we do use some non-standard parts and equipment. We rely on non-affiliated suppliers for the supply of certain standard and non-standard components and on manufacturers of assemblies that are incorporated in all of our products. We do not have long term supply or manufacturing agreements with all of these suppliers and manufacturers. If these suppliers or manufacturers experience financial, operational, manufacturing capacity or quality assurance difficulties, or if there is any other disruption in our relationships with these suppliers or manufacturers, we will be required to locate alternative sources of supply. Our inability to obtain sufficient quantities of these components, if and as required in the future, entails the following risks:

  •
  delays in delivery or shortages in components could interrupt and delay manufacturing and result in cancellations of orders for our products;

  •
  alternative suppliers could increase component prices significantly and with immediate effect;

  •
  we may not be able to develop alternative sources for product components;

  •
  we may be required to modify our products, which may cause delays in product shipments, increased manufacturing costs and increased product prices; and

  •
  we may be required to hold more inventory than we otherwise might in order to avoid problems from shortages or discontinuance.

Acquisitions or investments that we have made or may decide to make in the future could turn out to be unsuccessful.

        On February 1, 2002, we acquired the digital video recording business of Lanex, LLC and on May 21, 2003 we acquired SmartSight Networks Inc. If we are unable to successfully integrate Lanex or SmartSight with our business, we may be unable to realize the anticipated benefits of these acquisitions. We may experience technical difficulties that could delay the integration of Lanex's or SmartSight's products into our solutions, resulting in business disruptions.

        We may in the future pursue acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could result in a substantial diversion of management resources. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization of certain identifiable intangible assets, research and development write-offs and other acquisition-related expenses. These investments may be made in immature businesses with unproven track records and technologies. Such investments have a high degree of risk, with the possibility that we may lose the total amount of our investments. We may not be able to identify suitable investment candidates, and, even if we do, we may not be able to make those investments on acceptable terms, or at all. In addition, we also may fail to successfully integrate acquired businesses with our operations or successfully realize the intended benefits of any acquisition. Due to rapidly changing market conditions, we may find the value of our acquired technologies and related intangible assets, such as goodwill, as recorded in our financial statements, to be impaired, resulting in charges to operations. We may also fail to retain the acquired or merged company's key employees and customers.

Our failure to hire and retain qualified personnel could limit our ability to grow.

        We depend on the continued services of our executive officers and other key personnel. In addition, we may need to attract and retain a substantial number of new employees, particularly sales and marketing personnel and technical personnel, who understand and have experience with our products and services. If we are unable to attract and retain qualified employees, our ability to grow could be impaired. Competition for personnel for certain positions in our industry is intense, and in the past we have experienced difficulty in recruiting qualified personnel due to the market demand for their services. We have also experienced difficulty in locating qualified candidates within desired geographic locations and on occasion we have had to relocate personnel to fill positions in locations where we could not attract qualified experienced personnel.

Risks Relating to Our International Operations

Because we have significant foreign operations, we are subject to risks that could materially and adversely affect our business.

        We conduct significant sales and research and development operations in foreign countries, including Israel, Germany and the United Kingdom, and we intend to continue to expand our operations internationally. Our business may suffer if we are unable to successfully expand and maintain foreign operations. Our foreign operations are, and any future foreign expansion will be, subject to a variety of risks, many of which are beyond our control, including risks associated with:

  •
  foreign currency fluctuations;

  •
  customizing products for foreign countries;

  •
  political and economic instability in foreign countries;

  •
  potentially adverse tax consequences of operating in foreign countries;

  •
  legal uncertainties regarding liability, export and import restrictions, tariffs and other trade barriers;

  •
  compliance with local laws and regulations, including labor laws, employee benefits, currency restrictions and other requirements;

  •
  hiring qualified foreign employees; and

  •
  difficulty in accounts receivable collection and longer collection periods.

Our international operations subject us to currency exchange fluctuations.

        To date, most of our sales have been denominated in U.S. dollars, while a significant portion of our expenses, primarily labor expenses in Israel, Germany and the United Kingdom, are incurred in the local currencies of these countries. As a result, we are exposed to the risk that fluctuations in the value of these currencies relative to the U.S. dollar could increase the dollar cost of our operations in Israel, Germany or the United Kingdom and would therefore have a material adverse effect on our results of operations.

        In addition, since a portion of our sales are made in foreign currencies, primarily the British pound and the Euro, fluctuations in the value of these currencies relative to the U.S. dollar could decrease our revenues and materially and adversely affect our results of operations. In addition, our costs of operations have at times been negatively affected by changes in the cost of our operations in Israel, resulting from changes in the value of the New Israeli Shekel relative to the U.S. dollar.

Conditions in Israel may materially and adversely affect our operations and may limit our ability to produce and sell our products.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. While Israel has signed peace accords with both Egypt and Jordan, since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip, and more recently Israel has experienced terrorist incidents within its borders. During this period, negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace. We could be materially and adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel. In addition, the sale of products manufactured in Israel may be materially and adversely affected in certain countries by restrictive laws, policies or practices directed toward Israel or companies having operations in Israel. The continuation or exacerbation of violence in Israel or the outbreak of violent conflicts involving Israel may impede our ability to sell our products and may otherwise materially and adversely affect us.

        In addition, many of our Israeli employees are required to perform annual compulsory military reserve duty in Israel and are subject to being called to active duty at any time under emergency circumstances. The absence of these employees may have a material adverse effect on our operations.

The conditional grants we receive from the Government of Israel for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

        We receive conditional grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or the OCS, for the financing of a portion of our research and development expenditures in Israel. The terms of these conditional grants limit our ability to manufacture products, and prohibit us from transferring technologies, outside of Israel if such products or technologies were developed using these grants. Even if we receive approval to manufacture products developed using these conditional grants outside of Israel, we may be required to pay a significantly increased amount of royalties on an accelerated basis to the Government of Israel, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received together with interest and penalties, and we may be subject to criminal charges. In recent years, the Government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. We currently pay royalties of between 3% and 5% (or 6% under certain circumstances) of associated product revenues (including service and other related revenues) to the Government of Israel for repayment of benefits received under this program. Such royalty payments by us are currently required to be made until the government has been reimbursed the amounts received by us, linked to the U.S. dollar, plus, for amounts received under projects approved by the OCS after January 1, 1999, interest on such amounts at a rate equal to the 12-month LIBOR rate in effect on January 1 of the year in which approval is obtained. Further, the Government of Israel has reduced the benefits available under these programs in recent years and these programs may be discontinued or curtailed in the future. The continued reduction in these benefits or the termination of our eligibility to receive these benefits may materially and adversely affect our business, financial condition and results of operations.

Tax benefits we receive in Israel may be reduced or eliminated in the future.

        Our investment programs in manufacturing equipment and leasehold improvements at our facility in Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments. The Government of Israel may reduce or eliminate the tax benefits available to approved enterprise programs such as the programs provided to us. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. If these tax benefits are reduced or eliminated, the amount of taxes that we pay in Israel will increase. In addition, if we fail to comply with any of the conditions and requirements of the investment programs, we may be required to reimburse the amounts of the tax benefits we received, together with interest and penalties.

The spread of severe acute respiratory syndrome may have a negative impact on our results of operations.

        The recent outbreak of severe acute respiratory syndrome, or SARS, which has had particular impact in China, Hong Kong, and Singapore, could have a negative effect on our operations in those regions, including delaying or preventing our expansion in those regions. If the number of SARS cases continues to spread to other areas, our international and domestic sales and operations could be harmed. In addition, the recent outbreak of SARS has curtailed travel to and from certain countries. Continued or additional restrictions on travel to and from these and other regions on account of SARS could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Relationship with Comverse Technology

Comverse Technology controls our business and affairs and its interests may not be aligned with our interests and those of our other stockholders.

        Comverse Technology beneficially owns a majority of our outstanding shares of common stock. Consequently, Comverse Technology effectively controls the outcome of all matters submitted for stockholder action, including the composition of our board of directors and the approval of significant corporate transactions. Through its representation on our board of directors, Comverse Technology has a controlling influence on our management, direction and policies, including the ability to appoint and remove our officers. As a result, Comverse Technology may cause us to take actions which may not be aligned with our interests or those of our other stockholders. For example, Comverse Technology may prevent or delay any transaction involving a change in control or in which stockholders might receive a premium over the prevailing market price for their shares.

We obtain certain key services from Comverse Technology and its subsidiaries. If such services are terminated, we may be required to incur additional expenses to obtain similar services from other sources.

        We receive insurance, legal and certain administrative services from Comverse Technology under a corporate services agreement. Our enterprise resource planning software is maintained and supported by Comverse Technology under an enterprise resource planning software sharing agreement. We also obtain personnel and facility services from Comverse Technology under a satellite services agreement. If these agreements are terminated, we may be required to obtain similar services from other entities or, alternatively, we may be required to hire qualified personnel and incur other expenses to obtain these services. We may not be able to hire such personnel or to obtain comparable services at prices and on terms as favorable as we currently have under these agreements.

We may lose business opportunities to Comverse Technology that might otherwise be available to us.

        We have entered into a business opportunities agreement with Comverse Technology that addresses potential conflicts of interest between Comverse Technology and us. This agreement allocates between Comverse Technology and us opportunities to pursue transactions or matters that, absent such allocation, could constitute corporate opportunities of both companies. As a result, we may lose valuable business opportunities. In general, we are precluded from pursuing opportunities offered to officers or employees of Comverse Technology who may also be our directors, officers or employees unless Comverse Technology fails to pursue these opportunities. See "Certain Relationships and Related Party Transactions—Relationship with Comverse Technology and its Subsidiaries."

Our directors that also hold positions with Comverse Technology may have conflicts of interest with respect to matters involving both companies.

        Six of our twelve directors are officers and/or directors or employees of Comverse Technology, or otherwise affiliated with Comverse Technology. These directors have fiduciary duties to both companies and may have conflicts of interest on matters affecting both us and Comverse Technology and in some circumstances may have interests adverse to ours. Our Chairman, Kobi Alexander, is the chairman of Comverse Technology. This position with Comverse Technology imposes significant demands on Mr. Alexander's time and presents potential conflicts of interest.

We are potentially liable for taxes not our own for the period in which we were included in Comverse Technology's consolidated group for tax purposes.

        Prior to our initial public offering in May 2002, we were included in the Comverse Technology consolidated group for federal income tax purposes and did not file our own federal income tax return. Following our initial public offering, we ceased to be included in the Comverse Technology consolidated group for federal income tax purposes. To the extent Comverse Technology or other members of the group fail to make any federal income tax payments required of them by law in respect of years for which Comverse Technology filed a consolidated federal income tax return which included us, we would be liable for the shortfall. Similar principles apply for state income tax purposes in many states. In addition, by virtue of its controlling ownership and its tax sharing agreement with us, Comverse Technology effectively controls all of our tax decisions for periods ending prior to the completion of our initial public offering. For periods during which we were included in the Comverse Technology consolidated group for federal income tax purposes, Comverse Technology has sole authority to respond to and conduct all federal income tax proceedings and audits relating to us, to file all federal income tax returns on our behalf and to determine the amount of our liability to, or entitlement to payment from, Comverse Technology under our tax sharing agreement. Despite this agreement, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation and we could, under certain circumstances, be liable for taxes of other members of the Comverse Technology consolidated group.

        For a discussion of our relationship with Comverse Technology, see "Related Party Transactions—Relationship with Comverse Technology and its Subsidiaries."

Risks Related to This Offering

Our stock price may be highly volatile and could drop unexpectedly.

        The trading price of our shares of common stock has been affected by the factors disclosed in this section as well as prevailing economic and financial trends and conditions in the public securities markets. Share prices of companies in technology-related industries, such as ours, tend to exhibit a high degree of volatility. The announcement of financial results that fall short of the results anticipated by the public markets could have an immediate and significant negative effect on the trading price of our shares in any given period. Such shortfalls may result from events that are beyond our immediate control, can be unpredictable and, since a significant proportion of our sales during each fiscal quarter tend to occur in the latter stages of the quarter, may not be discernible until the end of a financial reporting period. These factors may contribute to the volatility of the trading value of our shares regardless of our long-term prospects. The trading price of our shares may also be affected by developments, including reported financial results and fluctuations in trading prices of the shares of other publicly-held companies in our industry generally, and our business segment in particular, which may not have any direct relationship with our business or prospects.

        In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future. Securities litigation could result in the expenditure of substantial costs, divert management's attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

Future sales of our common stock may hurt our market price.

        A substantial number of shares of our common stock will be available for resale within a short period of time after the offering. If our stockholders sell substantial amounts of our common stock in the public market following the offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

        We, all of our officers and directors, Comverse Technology and the selling stockholders have agreed not to offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of our capital stock for a period of 90 days from the date of this prospectus. However, the underwriters may waive this restriction and allow us or them to sell shares at any time. Shares of common stock subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933.

        We have entered into a registration rights agreement with Comverse Technology. For a discussion of the registration rights agreement, see "Certain Relationships and Related Party Transactions—

Relationship with Comverse Technology and its Subsidiaries." If Comverse Technology exercises its registration rights under this agreement to sell substantial amounts of our common stock in the public market, the market price of our common stock could fall.

Our management may spend or invest a substantial portion of the net proceeds of this offering in ways with which you might not agree.

        We have broad discretion to determine the allocation of our net proceeds from this offering. You will not have an opportunity to evaluate the economic, financial or other information upon which we base our decisions on how to use these proceeds and, subject to certain exceptions, our management will be able to use and allocate the net proceeds without first obtaining stockholder approval.

Geopolitical, economic and military conditions, including terrorist attacks and other acts of war, may materially and adversely affect the markets on which our common stock trades, the markets in which we operate, our operations and our profitability.

        Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations which are located in the United States, Israel, Europe, the Far East, Australia and South America, as well as those of our clients. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, and may result in reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our common stock.

Provisions of our certificate of incorporation and Delaware law may make it more difficult for you to receive a change in control premium.

        Our board of directors' ability to designate and issue up to 2,500,000 shares of preferred stock and issue up to 86,922,239 additional shares of common stock could materially and adversely affect the voting power of the holders of common stock, and could have the effect of making it more difficult for a person to acquire, or could discourage a person from seeking to acquire, control of our company. If this occurred you could lose the opportunity to receive a premium on the sale of your shares in a change of control transaction.

        In addition, the Delaware General Corporation Law contains provisions that would have the effect of restricting, delaying and/or preventing altogether certain business combinations with an interested stockholder. Interested stockholders include, among others, any person who, together with affiliates and associates, becomes the owner, or within three years became the owner, of 15% or more of a corporation's voting stock. These provisions could also limit your ability to receive a premium in a change of control transaction.

FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus, including in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities and the effects of competition and regulation. Forward-looking statements include all statements that are not historical facts. You can identify these statements by the use of forward-looking terminology, such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates," "may" or "might" or other similar expressions.

        Forward-looking statements involve significant risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus, even if new information becomes available or other events occur in the future. You should understand that many important factors, in addition to those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus, could cause our results to differ materially from those expressed or suggested in forward-looking statements.

USE OF PROCEEDS

        Assuming a public offering price of $22.39 per share, we expect to receive net proceeds of approximately $102.9 million from this offering after deducting the underwriting discount and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, our estimated net proceeds will be approximately $118.9 million. We will not receive any of the net proceeds from the sale of shares by the selling stockholders.

        We intend to use the net proceeds to finance the growth of our business and for general corporate purposes. We may also use a portion of the proceeds for acquisitions or other investments. However, we have no present understanding or agreement relating to any specific acquisition or investment.

        We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. Pending their use as described above, we may invest the net proceeds of this offering in interest-bearing investment-grade instruments or bank deposits.

DIVIDEND POLICY

        We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and for the expansion of our business.

        Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant.

MARKET PRICE FOR OUR COMMON STOCK

        Our common stock has traded on the Nasdaq National Market System under the symbol "VRNT" since May 16, 2002. The following table sets forth the per share range of the high and low closing sales prices of our common stock as reported on Nasdaq for the periods indicated:

Fiscal Year	Fiscal Quarter	Low	High
2002	May 16, 2002 - July 31, 2002	$6.13	$14.49
	August 1, 2002 - October 31, 2002	$6.60	$11.38
	November 1, 2002 - January 31, 2003	$10.60	$23.20
2003	February 1, 2003 - April 30, 2003	$14.39	$20.95
	May 1, 2003 - May 31, 2003	$18.75	$22.73

        On June 2, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $22.39 per share.

CAPITALIZATION

        The following table sets forth, as of January 31, 2003, our capitalization:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale of the 4,850,269 shares offered by us in this offering, at an assumed offering price of $22.39 per share, after deducting the underwriting discounts and commissions and estimated offering expenses and our anticipated application of the net proceeds of the offering.

        Please read this table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

	As of January 31, 2003
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents(1)	$133,933	$236,822

Long-term bank loans, including current maturities(1)	$43,877	$43,877
Convertible note	$2,200	$2,200

Stockholders' equity:
Preferred stock, $0.001, 2,500,000 shares authorized; no shares issued and outstanding	$—	$—
Common stock, $0.001, 120,000,000 shares authorized; 23,665,717 shares issued and outstanding on an actual basis; and 28,515,986 shares on an as adjusted basis	24	29
Additional paid-in capital	130,748	233,632
Accumulated deficit	(34,855)	(34,855)
Cumulative translation adjustment	249	249

Total stockholders' equity	96,166	199,055

Total capitalization	$142,243	$245,132

(1)
On February 28, 2003, we repaid a $42 million bank loan that was guaranteed by Comverse Technology.

        The table excludes:

  •
  2,853,671 shares of common stock issuable upon exercise of stock options outstanding as of January 31, 2003 under our stock option plan, with a weighted average exercise price of $8.75 per share;

  •
  1,598,990 shares of common stock available for future issuance under our stock option plan;

  •
  1,000,000 shares of common stock available for future issuance under our employee stock purchase plan;

  •
  136,985 shares of common stock issuable upon the conversion of an outstanding convertible note; and

  •
  149,731 shares issued to the selling stockholders on May 21, 2003 in connection with the SmartSight acquisition.

SELECTED CONSOLIDATED FINANCIAL DATA

        We derived the selected consolidated financial data presented below from our consolidated financial statements and related notes included in this prospectus. You should read the selected consolidated financial data together with our consolidated financial statements and related notes and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Statement of operations data for the years ended January 31, 2001, 2002 and 2003, and the balance sheet data at January 31, 2002 and 2003 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. Statement of operations data for the year ended January 31, 2000 and balance sheet data at January 31, 2000 and 2001 have been derived from our audited financial statements not included herein. Statement of operations data for the year ended January 31, 1999, and the balance sheet data at January 31, 1999, have been derived from our unaudited consolidated financial statements not included herein.

	Year Ended January 31,
	1999	2000	2001	2002	2003
	(in thousands, except per share data)
Statement of Operations Data:
Sales	$89,282	$120,612	$141,677	$131,235	$157,775
Cost of sales	51,572	63,939	81,793	69,907	78,053

Gross profit(1)	37,710	56,673	59,884	61,328	79,722
Research and development, net	16,412	21,307	14,249	15,184	17,357
Selling, general and administrative	31,924	44,914	48,162	45,923	52,314
Acquisition expenses	—	—	3,510	—	—
Workforce reduction, restructuring and impairment charges	—	—	1,528	2,754	—

Income (loss) from operations	(10,626)	(9,548)	(7,565)	(2,533)	10,051
Interest and other income (expense), net	(753)	(641)	(497)	(564)	2,266

Income (loss) before income taxes	(11,379)	(10,189)	(8,062)	(3,097)	12,317
Income tax provision	280	355	497	1,552	2,170

Net income (loss)	$(11,659)	$(10,544)	$(8,559)	$(4,649)	$10,147

Net income (loss) per share—basic	$(0.63)	$(0.57)	$(0.46)	$(0.25)	$0.46

Net income (loss) per share—diluted	$(0.63)	$(0.57)	$(0.46)	$(0.25)	$0.43

Weighted average shares:
Basic	18,618	18,619	18,704	18,767	22,165
Diluted	18,618	18,619	18,704	18,767	23,542

(1)
Gross profit for all periods is calculated as sales minus cost of sales, which includes royalties and license fees, an expense which historically had been included as a separate line item in the statement of operations.

Royalties and license fees included in cost of sales were as follows:

Royalties and license fees	$1,548	$2,041	$2,731	$2,851	$3,217

	As of January 31,
	1999	2000	2001	2002	2003
Balance Sheet Data:
Cash and cash equivalents(1)	$32,456	$35,933	$43,330	$49,860	$133,933
Working capital	22,189	10,804	3,512	41,160	69,323
Total assets	88,942	103,410	117,554	116,726	207,050
Long-term bank loans, including current maturities(1)	1,161	1,323	2,806	43,623	43,877
Stockholders' equity	40,075	30,896	22,525	18,735	96,166

(1)
On February 28, 2003, we repaid a $42 million bank loan that was guaranteed by Comverse Technology.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto which appear elsewhere in this prospectus.

Overview

        We are a leading provider of analytic software-based solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. Our software generates actionable intelligence through the collection, retention and analysis of voice, fax, video, email, Internet and data transmissions from multiple types of networks.

Critical Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        We generally recognize revenue at the time of shipment for sales of systems that do not require significant customization and when collection of the resulting receivable is deemed probable. Our systems generally consist of a bundled hardware and software solution that is shipped together. Customers may also purchase separate maintenance contracts, which generally consist of bug-fixing, telephone access to our technical personnel and replacement of hardware components, but in certain circumstances may also include the right to receive unspecified product updates, upgrades and enhancements. We recognize revenue from these maintenance contracts ratably over the contract period. We recognize revenue from certain long-term contracts under the percentage-of-completion method on the basis of physical completion or using actual costs incurred relative to total expected costs under the contract. Revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require such revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned are recorded as advance payments from customers. Accounts receivable are generally diversified due to the number of commercial and government entities comprising our customer base and their dispersion across many geographical regions. At the end of each accounting period, we record a reserve for estimated bad debts included in accounts receivable based upon our current and historical collection history.

        Our cost of sales includes costs of materials, subcontractor costs, royalties and license fees, salary and related benefits for the operations and service departments, depreciation and amortization of equipment used in the operations and service departments, amortization of capitalized software costs, travel costs, and an overhead allocation. Research and development costs include salary and related benefits, travel, depreciation and amortization of research and development equipment, an overhead allocation, and other costs associated with research and development activities, and is stated net of amounts reimbursed by the Israeli government. Selling, general and administrative costs include salary and related benefits, travel, depreciation and amortization, sales commissions, marketing and promotional materials, recruiting expenses, professional fees, facility costs, and other costs associated with our sales, marketing, finance and administrative departments.

        Software development costs are capitalized upon the establishment of technological feasibility and are amortized on a straight-line basis over the estimated useful life of the software, which, to date, has been four years or less. Amortization begins in the period in which the related product is available for general release to customers. We review software development costs for impairment at the end of each fiscal year, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when the estimated net realizable value of the software is less than its carrying amount. The net realizable value is the estimated future gross revenue from the software reduced by the estimated future costs of completing and supporting the software.

        In July 2000, our parent, Comverse Technology, acquired all of the outstanding stock of Loronix, Inc., or Loronix, a company that develops software-based digital video recording and management systems and Syborg Informationsysteme bescrakt haftende OHG, or Syborg, a company that develops software-based digital voice and Internet recording systems. These business combinations were accounted for as poolings of interests. In February 2001, we issued 6,759,277 shares of our common stock to Comverse Technology in exchange for Comverse Technology's ownership interest in Loronix and Syborg. These shares are reflected in our consolidated financial statements as if they were outstanding as of the earliest period presented, which is consistent with the pooling of interests method of accounting.

        For a discussion of our relationship and transactions with Comverse Technology and its subsidiaries, see "Certain Relationships and Related Party Transactions—Relationship with Comverse Technology and its Subsidiaries," and note 13 to our consolidated financial statements.

Results of Operations

        The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year Ended January 31,
	2001	2002	2003
Sales	100.0%	100.0%	100.0%
Cost of sales	57.7	53.3	49.5

Gross profit(1)	42.3	46.7	50.5
Research and development, net	10.1	11.6	11.0
Selling, general and administrative	34.0	35.0	33.2
Acquisition expenses	2.5	—	—
Workforce reduction, restructuring and impairment charges	1.1	2.1	—

Income (loss) from operations	(5.3)	(1.9)	6.4
Interest and other income (expense), net	(0.4)	(0.4)	1.4

Income (loss) before income taxes	(5.7)	(2.4)	7.8
Income tax provision	0.4	1.2	1.4

Net income (loss)	(6.0)%	(3.5)%	6.4%

(1)
Gross profit for all periods is calculated as sales minus cost of sales, which includes royalties and license fees, an expense which historically had been included as a separate line item in the statement of operations.

Year Ended January 31, 2003 Compared to Year Ended January 31, 2002

        Sales.    Sales for the year ended January 31, 2003, or fiscal 2002, increased by approximately $26.5 million, or 20%, compared to the year ended January 31, 2002, or fiscal 2001. This increase reflected an increase in both sales of products of $20.4 million and service revenue of $6.1 million. This increase was principally due to an increase in sales volume in the United States of approximately

$22.7 million as a result of increased sales of our digital security and surveillance solutions. We sell our products in multiple configurations and the price of any particular product varies depending on the configuration of the product sold. Due to the variety of customized configurations for each product that we sell, we are unable to quantify the effects of a change in the price of any particular product and/or a change in the number of products sold on our revenues. Sales to international customers represented 51% of sales for fiscal 2002 as compared to 58% of sales for fiscal 2001.

        Cost of Sales.    Cost of sales for fiscal 2002 increased by approximately $8.1 million, or 12%, compared to fiscal 2001. This increase was attributable to an increase in materials and overhead costs of $6.1 million, an increase in personnel related costs of $1.3 million and an increase in other production and service costs of $0.7 million. Gross margin increased to 50.5% in fiscal 2002 from 46.7% in fiscal 2001.

        Research and Development Expenses, net.    Research and development expenses, net, for fiscal 2002 increased by approximately $2.2 million, or 14%, compared to fiscal 2001. The net increase was attributable to an increase in work done by subcontractors amounting to $1.0 million, a decrease in government reimbursement of $0.6 million, an increase in travel related expenses of $0.5 million and an increase of $0.1 million in other expenses.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for fiscal 2002 increased by approximately $6.4 million, or 14%, compared to fiscal 2001. This increase was attributable to an increase in compensation and benefits for existing personnel and an increase in headcount to support the increased level of sales in fiscal 2002 totaling $3.4 million, an increase in agent commissions of $1.2 million, an increase in travel expenses of $1.2 million and an increase in other expenses of $0.6 million. Selling, general and administrative expenses as a percentage of sales decreased to 33.2% for fiscal 2002 from 35.0% for fiscal 2001.

        Interest and Other Income (Expense), net.    Net interest and other income (expense) for fiscal 2002 increased by approximately $2.8 million as compared to fiscal 2001. The increase was attributable to an increase in currency exchange gains of $3.2 million resulting mainly from fluctuations in the exchange rate of the US dollar against European and Israeli currencies, an increase in interest income of $0.2 million due to the increase in interest bearing cash balances following our initial public offering and a decrease in interest expense of $0.4 million due to a decrease in interest rates. These changes were partially offset by a decrease in our share in the profit of an affiliate of $0.4 million and a write down of an investment of $0.6 million.

        Income Tax Provision.    During fiscal 2002, the income tax provision increased by approximately $0.6 million compared to fiscal 2001. This increase was attributable to an increase in pre-tax income after giving effect to available net operating loss carry-forwards. The effective tax rate for fiscal 2002 was 18%, reflecting the use of net operating loss carry-forwards in certain tax jurisdictions and preferential tax rates in Israel.

        Net Income (Loss).    Net income increased by approximately $14.8 million for fiscal 2002 compared to fiscal 2001. Net income (loss) as a percentage of sales improved to 6.4% for fiscal 2002 compared to a loss of 3.5% in fiscal 2001. This increase was attributable to the factors described above.

Year Ended January 31, 2002 Compared to Year Ended January 31, 2001

        Sales.    Sales for fiscal 2001 decreased by approximately $10.4 million, or 7%, compared to the year ended January 31, 2001, or fiscal 2000. This decrease was attributable to a decrease in sales of products of approximately $14.5 million offset by an increase in service revenues which increased by approximately $4.0 million. Such decrease was principally due to a decrease in sales volume as a result of a general slowdown in information technology spending. To a lesser extent, we were able to negotiate lower material prices from our vendors and passed these cost savings on to our customers. We sell our products in multiple configurations and the price of any particular product varies depending on the configuration of the product sold. Due to the variety of customized configurations for each product that we sell, we are unable to quantify the effects of a change in the price of any particular product and/or a change in the number of products sold on our revenues. Sales to international customers represented 58% of sales for fiscal 2001 as compared to 51% for fiscal 2000.

        Cost of Sales.    Cost of sales for fiscal 2001 decreased by approximately $11.9 million, or 15%, as compared to fiscal 2000. This decrease was attributable to a decrease in material costs of $8.5 million due to the decrease in product sales. This decrease was offset by an increase in subcontractor costs of $1.2 million and an increase in other expenses of $1.3 million. Additionally, during fiscal 2000, we incurred costs of $3.7 million relating to the write-off and abandonment of inventories that were considered obsolete and duplicative and $2.2 million relating to the write-off of certain capitalized software that became obsolete due to the existence of duplicative technology as a result of the Loronix and Syborg mergers. Gross margin increased to approximately 46.7% in fiscal 2001 from approximately 42.3% in fiscal 2000.

        Research and Development Expenses, net.    Research and development expenses, net, for fiscal 2001 increased by approximately $0.9 million, or 7%, compared to fiscal 2000. This net increase was attributable to a decrease in government reimbursements of $1.7 million offset by a decrease in research and development expenses of $0.8 million.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for fiscal 2001 decreased by approximately $2.2 million, or 5%, compared to fiscal 2000. This decrease was attributable to lower agent commissions of $1.1 million and bad debt expense of $2.7 million offset by increases in other expenses of $1.6 million. Selling, general and administrative expenses as a percentage of sales increased to 35% for fiscal 2001 from 34% for fiscal 2000.

        Acquisition Expenses.    In connection with the acquisitions of Loronix and Syborg in fiscal 2000, we charged $3.5 million of acquisition related expenses to operations. These expenses are primarily related to professional fees to lawyers, investment bankers and accountants, as well as other direct costs in connection with the acquisitions, such as printing costs and filing fees.

        Workforce Reduction, Restructuring and Impairment Charges.    In connection with the acquisitions of Loronix and Syborg in fiscal 2000, we charged $1.5 million of restructuring and impairment related charges to operations for the write-off of certain demonstration, laboratory and production equipment that was abandoned as a result of the acquisitions.

        During fiscal 2001, we recorded a charge to operations of $2.8 million for workforce reduction costs and for costs to consolidate our offices in the United Kingdom. These charges were necessary as a result of the difficult economic and capital spending environment and were designed to improve our cost structure by reducing our workforce in the United States, Israel, and Germany by approximately 65, 45, and 35 employees, respectively. The workforce reduction and consolidation of our United Kingdom offices provided cost savings of approximately $4.0 million in fiscal 2001.

        Interest and Other Income (Expense), net.    Net interest and other expense for fiscal 2001 increased by approximately $0.1 million as compared to fiscal 2000. This increase was attributable to decreased interest income of $0.6 million and increased net foreign currency losses of $0.2 million, offset by decreased interest expense of $0.7 million. The decrease in interest income and expense is due to the decrease in interest rates that occurred during fiscal 2001.

        Income Tax Provision.    During fiscal 2001, the income tax provision increased by approximately $1.1 million compared to fiscal 2000. This increase was attributable to an increase in pre-tax income in certain foreign tax jurisdictions after giving effect to available net operating loss carryforwards.

        Net Loss.    Net loss decreased by approximately $3.9 million, or 46%, for fiscal 2001 compared to fiscal 2000, and as a percentage of sales it decreased to approximately 3.5% for fiscal 2001 from approximately 6.0% for fiscal 2000. This decrease was attributable to the factors described above.

Geographic Information

        Summarized financial information for our reportable geographic segments is presented in the following table. Sales in each geographic segment represent sales originating from that segment.

	United States	Israel	United Kingdom	Other	Reconciling Items	Consolidated Totals
	(in thousands)
Year Ended January 31, 2001
Sales	$77,777	$53,246	$20,503	$9,662	$(19,511)	$141,677
Costs and expenses	(84,679)	(54,045)	(20,994)	(9,115)	19,591	(149,242)

Operating income (loss)	$(6,902)	$(799)	$(491)	$547	$80	$(7,565)

Year Ended January 31, 2002
Sales	$65,731	$62,712	$18,848	$6,023	$(22,079)	$131,235
Costs and expenses	(70,290)	(58,813)	(19,349)	(7,882)	22,566	(133,768)

Operating income (loss)	$(4,559)	$3,899	$(501)	$(1,859)	$487	$(2,533)

Year Ended January 31, 2003
Sales	$85,817	$62,622	$22,897	$11,616	$(25,177)	$157,775
Costs and expenses	(80,847)	(57,477)	(21,624)	(12,881)	25,105	(147,724)

Operating income (loss)	$4,970	$5,145	$1,273	$(1,265)	$(72)	$10,051

Year Ended January 31, 2003 Compared to Year Ended January 31, 2002

        Sales for fiscal 2002 increased in all geographic segments, except Israel, as compared to fiscal 2001 due to an overall increase in sales volume of products and services. Sales originating from the United States and the United Kingdom increased by $20.1 million, or 31%, and by $4.0 million, or 21%, respectively, in fiscal 2002 as compared with fiscal 2001. Costs and expenses in the United States and the United Kingdom increased by $10.6 million, or 15%, and by $2.3 million, or 12%, respectively. The higher increase in sales accompanied by a lower increase in cost and expenses created an operating profit for fiscal 2002, as compared with an operating loss in fiscal 2001, in those geographic segments.

Year Ended January 31, 2002 Compared to Year Ended January 31, 2001

        Sales for fiscal 2001 decreased in all geographic segments, except Israel, as compared to fiscal 2000 due to decreased product sales volumes. Sales originating from Israel increased by approximately $9.5 million due to an increase in product sales to international markets excluding the United States and the United Kingdom. Operating costs and expenses in Israel increased by $4.8 million due to the increase in cost of sales and other expenses supporting the increased sales. Operating costs and expenses in the United States decreased approximately $14.4 million due to the one-time acquisition, workforce reduction, restructuring and impairment charges and inventory write-off and abandonment of approximately $6.0 million incurred during fiscal 2000 and due to a decrease in operating expenses which resulted from the decrease in sales. Operating costs and expenses in the United Kingdom decreased by $1.6 million due to the decrease in sales.

Selected Quarterly Results of Operations

        The following tables set forth consolidated statement of operations data for each of the eight consecutive fiscal quarters ended January 31, 2003. This information has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared substantially on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information. You should read this information in conjunction with our consolidated financial statements and the related notes that appear elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results of any future period.

	Three Months Ended
	Apr. 30, 2001	July 31, 2001	Oct. 31, 2001	Jan. 31, 2002	Apr. 30, 2002	July 31, 2002	Oct. 31, 2002	Jan. 31, 2003
	(in thousands)
Sales	$34,558	$32,017	$31,039	$33,621	$36,317	$38,470	$40,671	$42,317
Cost of sales	18,559	17,032	16,790	17,526	18,564	19,388	19,749	20,352

Gross profit(1)	15,999	14,985	14,249	16,095	17,753	19,082	20,922	21,965
Research and development, net	4,007	3,786	3,617	3,774	3,892	4,238	4,464	4,763
Selling, general and administrative	12,032	11,135	11,543	11,213	11,786	12,612	13,741	14,175
Workforce reduction, restructuring and impairment charges	—	1,164	—	1,590	—	—	—	—

Income (loss) from operations	(40)	(1,100)	(911)	(482)	2,075	2,232	2,717	3,027
Interest and other income (expense), net	(292)	(188)	128	(212)	113	560	637	956

Income (loss) before income taxes	(332)	(1,288)	(783)	(694)	2,188	2,792	3,354	3,983
Income tax provision	560	454	240	298	481	570	595	524

Net income (loss)	$(892)	$(1,742)	$(1,023)	$(992)	$1,707	$2,222	$2,759	$3,459

(1)
Gross profit for all periods is calculated as sales minus cost of sales, which includes royalties and license fees, an expense which historically had been included as a separate line item in the statement of operations.

Royalties and license fees included in cost of sales were as follows:

Royalties and license fees	$719	$697	$670	$765	$765	$806	$793	$853

As a percentage of sales
Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	53.7	53.2	54.1	52.2	51.1	50.4	48.6	48.1

Gross profit	46.3	46.8	45.9	47.8	48.9	49.6	51.4	51.9
Research and development, net	11.6	11.8	11.7	11.2	10.7	11.0	11.0	11.3
Selling, general and administrative	34.8	34.8	37.2	33.4	32.5	32.8	33.8	33.5
Workforce reduction, restructuring and impairment charges	—	3.6	—	4.7	—	—	—	—

Income (loss) from operations	(0.1)	(3.4)	(2.9)	(1.4)	5.7	5.8	6.7	7.2
Interest and other income (expense), net	(0.8)	(0.6)	0.4	(0.6)	0.3	1.5	1.6	2.3

Income (loss) before income taxes	(1.0)	(4.0)	(2.5)	(2.1)	6.0	7.3	8.2	9.4
Income tax provision	1.6	1.4	0.8	0.9	1.3	1.5	1.5	1.2

Net income (loss)	(2.6)%	(5.4)%	(3.3)%	(3.0)%	4.7%	5.8%	6.8%	8.2%

        Our quarterly results of operations have varied significantly in the past as a result of various factors, including the recent global economic slowdown and the general decline in information technology spending. Accordingly, sales and net income, if any, in any particular period may be lower than sales and net income, if any, in a preceding or comparable period. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as indicators of our future performance.

Liquidity and Capital Resources

        As of January 31, 2003, we had cash and cash equivalents of approximately $133.9 million and working capital of approximately $69.3 million.

        Operating activities for fiscal 2000, 2001 and 2002, after adding back non-cash items, provided cash of approximately $8.8 million, $2.3 million, and $19.6 million, respectively. For fiscal 2000, cash used by other changes in assets and liabilities of $0.2 million primarily consisted of an increase in accounts receivable of $6.4 million, an increase in prepaid expenses and other current assets of $3.9 million and a decrease in due to/from related parties of $2.9 million, partially offset by an increase in accounts payable and accrued liabilities of $5.6 million and an increase in advance payments from customers of $6.9 million. For fiscal 2001, cash provided from other changes in assets and liabilities of $7.5 million primarily consisted of an increase in accounts payable and accrued liabilities of $3.6 million, a decrease in accounts receivable of $2.0 million, a decrease in inventories of $3.5 million, and a decrease in prepaid expenses and other current assets of $2.8 million, partially offset by a change in due to/from related parties of $3.6 million. For fiscal 2002, cash provided from other changes in assets and liabilities of $16.7 million primarily consisted of an increase in advances from customers of $5.0 million, an increase in accounts payable and accrued liabilities of $4.7 million, a decrease in accounts receivable of $3.2 million and a change in due to/from related parties of $2.4 million.

        Investing activities for fiscal 2000, 2001 and 2002 used cash of approximately $10.6 million, $8.5 million and $19.3 million, respectively. These amounts primarily include additions to property and equipment in fiscal 2000, 2001 and 2002 of approximately $6.3 million, $4.3 million and $ 4.9 million, respectively, capitalization of software development costs of approximately $4.3 million, $4.1 million and $4.8 million, respectively, and cash paid for business combinations of approximately $9.7 million in fiscal 2002.

        Financing activities for fiscal 2000, 2001 and 2002 provided cash of approximately $9.4 million, $5.2 million and $67.1 million, respectively. For fiscal 2000, 2001, and 2002 proceeds from the issuances of common stock provided $0.9 million, $0.3 million and $67.2 million cash, respectively. For fiscal 2002 net cash provided from issuances of common stock is mainly attributable to the completion of our initial public offering which generated net cash of $65.4 million. Net proceeds (repayments) from bank loans and related party loans for fiscal 2000, fiscal 2001 and fiscal 2002 provided (used) cash of $8.6 million, $4.9 million and $(0.1) million, respectively.

        In January 2002, we obtained a $42 million bank loan. This loan matured in February 2003 and bore interest at LIBOR plus 0.55%. The proceeds of this loan were used to repay amounts owed to Comverse Technology. The loan was guaranteed by Comverse Technology and was repaid on February 28, 2003.

        We have obtained bank guaranties primarily to secure our performance of certain obligations under contracts with customers. These guaranties, which aggregated $5.9 million at January 31, 2003, are to be released upon our performance of specified contract milestones, which are scheduled to be completed in the fiscal year ending January 31, 2004.

        The following table sets forth our contractual obligations and commercial commitments as of January 31, 2003:

		Year Ending January 31,
Contractual Obligations
	Total	2004	2005	2006	2007	2008	Thereafter
	(in thousands)
Long-term debt	$43,877	$42,199	$200	$202	$203	$205	$868
Rent and other operating lease obligations	7,933	3,290	1,933	1,422	644	644	—

Total	$51,810	$45,489	$2,133	$1,624	$847	$849	$868

        On February 1, 2002, our wholly-owned subsidiary, Loronix, acquired the digital video recording business of Lanex, LLC. The Lanex business provides digital video recording solutions for security and surveillance applications primarily to North American banks. The purchase price consisted of $9.5 million in cash and a $2.2 million convertible note issued by us to Lanex. The note is non-interest bearing and matures on February 1, 2004. The holder of the note may elect to convert the note, in whole or in part, into shares of our common stock at a conversion price of $16.06 per share at any time on or after the completion of our initial public offering. The note is guaranteed by Comverse Technology.

        We believe that the net proceeds from this offering, along with our current cash balances and potential cash flow from operations, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and other activities for at least the next 12 months. Thereafter, if current sources are not sufficient to meet our needs, we may seek additional debt or equity financing. We do not expect to depend on Comverse Technology for our financing needs for the foreseeable future, nor is Comverse Technology required to provide any financing. In addition, although there is no present understanding, commitment or agreement with respect to any acquisition of other businesses, products, or technologies, we may in the future consider such transactions, which may require additional debt or equity financing and could result in a decrease of our working capital. There can be no assurance that such additional financing would be available on acceptable terms, if at all.

Effect of New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets", which addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather will be reviewed for impairment on a periodic basis. The provisions of SFAS No. 142 were required to be applied starting with fiscal years beginning after December 15, 2001. The adoption of SFAS No. 142 did not have a material impact on our consolidated financial statements.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, development and/or normal operation of a long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, however, early adoption is encouraged. The adoption of SFAS No. 143 is not expected to have a material effect on our consolidated financial statements.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes certain provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" and certain provisions of Accounting

Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 was effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of SFAS No. 144 did not have a material impact on our consolidated financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishments of debt to be classified as an extraordinary item and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The rescission of SFAS No. 4 is effective for fiscal years beginning after May 15, 2002. The remainder of the statement is generally effective for transactions occurring after May 15, 2002, with earlier application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on our consolidated financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." This statement addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities. This statement includes the restructuring activities that are currently accounted for pursuant to the guidance set forth in Emerging Issues Task Force, or EITF, Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", costs related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated—nullifying the guidance under EITF Issue No. 94-3. Under SFAS No. 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date a company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. The adoption of SFAS No. 146 did not have a material effect on our consolidated financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure—an amendment of SFAS Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and does not permit the use of the original SFAS No. 123 prospective method of transition in fiscal years beginning after December 15, 2003. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results, regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. SFAS No. 148 improves the prominence and clarity of the pro forma disclosures required by SFAS No. 123 by prescribing a specific tabular format and by requiring disclosure in the "Summary of Significant Accounting Policies" or its equivalent and improves the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods. We have adopted the disclosure requirements of SFAS No. 148 for the fiscal year ended January 31, 2003. We will continue to account for stock-based employee compensation under APB Opinion No. 25 and its related interpretations.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on our consolidated financial statements.

        On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. The statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 is not expected to have a material impact on our consolidated financial statements.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees and Indebtedness of Others." The Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The Interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurements provisions of the Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We have made no material guarantees subject to the liability recognition and disclosure provisions of the Interpretation.

Corporate Tax Rate

        We have operations primarily in the United States, Israel, and the United Kingdom. The maximum statutory corporate income tax rates in these jurisdictions are 35%, 36% and 30%, respectively. For fiscal 2000 and fiscal 2001, we did not have significant taxable income in the United States or the United Kingdom. For fiscal 2002, we generated taxable income, which was offset by net operating loss carry forwards. If and when we generate taxable income in these tax jurisdictions in excess of our net operating loss carry forwards, we would expect our tax payments to increase. Our facilities in Israel have been granted approved enterprise status under the Law for the Encouragement of Capital Investment, 1959. As a result of this status, our Israeli subsidiary is entitled to a reduction in the normally applicable tax rate in Israel for income generated from these facilities, subject to meeting certain conditions under the Law for the Encouragement of Capital Investment, 1959. However, these benefits may not be applied to reduce the tax rate for any income derived by our non-Israeli subsidiaries.

        Under the current rules, the portion of income derived by our Israeli subsidiary from each of its approved enterprise programs at our manufacturing facilities in Israel is exempt from income tax in Israel for a period of two years commencing in the first year in which our Israeli subsidiary has taxable income allocable to a specific program and is subject to a reduced company tax of 10% for the subsequent eight year period, so long as at least 90% of the ordinary shares of our Israeli subsidiary are held by non-Israeli citizens. In addition, these reduced rates are limited to a period of 12 years from the year in which the facilities commenced operations or 14 years from the year in which the letter of approval was granted, whichever comes earlier.

        If our Israeli subsidiary subsequently pays us dividends out of income derived from the approved enterprise during the tax exempt period, our Israeli subsidiary will be subject to corporate income tax on the gross amount distributed. The tax rate will be between 10% to 25%, depending on the percentage of ordinary shares of our Israeli subsidiary held by non-Israeli citizens at the relevant time. In addition, we would also be taxed in Israel on the dividends we receive from our Israeli subsidiary at a reduced rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax exempt period or within 12 years after such period. Our Israeli subsidiary would be required to withhold the tax on its dividends at the time the dividend is paid.

Government Grants

        Our research and development efforts in Israel have been partially financed through internal resources and grants from the Government of Israel through the OCS. Under the Law for the Encouragement of Industrial Research and Development, 1984, approved research and development expenditure programs are eligible for grants of up to 50% of the expenditures if they meet certain criteria.

        In fiscal 2000, fiscal 2001 and fiscal 2002, we received conditional grants of approximately $7.5 million, $5.8 million and $5.2 million, respectively, from the OCS. We expect that OCS grants as a percentage of our consolidated research and development expenses will decrease in future periods due to an expected increase in the portion of research and development activities that will not be reimbursed by the OCS and an expected increase in research and development activities outside of Israel. As of January 31, 2003, we have received approximately $49 million in cumulative grants from the OCS.

        We pay royalties to the OCS for each project, once the project begins to yield revenues. The royalty rates are between 3% and 5% (or 6% under certain circumstances) of sales of products developed through the project, up to the repayment of 100% of the grants received, linked to the U.S. dollar. For grants received under programs approved subsequent to January 1, 1999, the maximum payment is 100% of the grant amount, linked to the U.S. dollar, plus interest thereon. As of January 31, 2003, we have recorded approximately $18 million in cumulative royalties to the OCS.

        The manufacturing of products developed with OCS grants must be performed in Israel. However, subject to the OCS' approval, manufacturing may be performed outside of Israel if the recipient of the grants pays higher and accelerated royalties based on the amount of manufacturing performed outside of Israel.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk from changes in foreign currency exchange rates that could impact our results of operations and financial condition. We consider foreign currency exchange rate risk, in particular that of the U.S. dollar versus the British pound, the Euro and the New Israeli Shekel, to be our primary market risk exposure. To date, we have not used any material foreign currency exchange contracts or other derivative instruments to reduce our exposure to foreign currency exchange risks. In the future, we may use foreign currency exchange contracts and other derivative instruments to reduce our exposure to this risk.

        We currently maintain our surplus cash in short-term, interest-bearing investment-grade instruments or bank deposits. We do not expect that a 100 basis point increase or decrease in current interest rates would have a material effect on our financial position, results of operations or cash flows.

BUSINESS

Overview

        We are a leading provider of analytic software-based solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. Our software generates actionable intelligence through the collection, retention and analysis of voice, fax, video, email, Internet and data transmissions from multiple types of networks.

        Heightened awareness surrounding homeland defense and security, both in the United States and globally, has increased the demand for solutions such as those provided by us. Recent legislative and regulatory actions have provided greater surveillance powers to law enforcement agencies, imposed strict requirements on communications service providers to facilitate interception of communications over public networks, and increased the security measures being implemented at airports and other public facilities.

Industry Background

Overview

        We provide our analytic software-based solutions to enable customers to generate actionable intelligence from voice, video and data transmissions. The two markets to which we apply actionable intelligence solutions are digital security and surveillance and enterprise business intelligence. The process of generating actionable intelligence is comprised of the following five components: collection, retention, analysis, decision and distribution.

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  Collection of raw multimedia information is achieved through an interface with wireline and wireless communications networks, including the Internet and closed circuit television, or CCTV cameras, as well as cameras with direct connection to IP networks.

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  Retention consists of storage of the collected multimedia information. Collected information can be processed concurrently with its storage.

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  Analysis of stored information is performed through various voice, video and data mining techniques. These analytical tools convert raw multimedia information into organized useful data.

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  Decision criteria are established by users to filter and prioritize processed data. By applying decision criteria, the processed data becomes actionable intelligence.

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  Distribution of actionable intelligence to the appropriate decision makers is the last component of the multimedia analytic solution. Through notification techniques, the decision makers are made aware of the existence of actionable intelligence in a timely manner.

The Digital Security and Surveillance Market

        The digital security and surveillance market consists primarily of digital video security utilized by government agencies and public and private organizations for use in airports, public buildings, correctional facilities and corporate sites and communications interception by law enforcement agencies.

Digital Video Security

        Organizations are increasingly recognizing the need for surveillance of their facilities and operations to ensure the proper level of security. In addition, there is heightened public awareness to the security needs of public facilities, including airports and government buildings, as well as other organizations and institutions. Digital video security solutions coupled with intelligent video analysis tools address some of these security needs by providing a proactive approach to surveillance and security. A proactive approach to surveillance and security is achieved through the instantaneous processing of collected data and, in contrast to a passive approach, may help prevent or contain a security breach in real time.

        Traditionally, video security consisted of connecting surveillance cameras to analog monitors and VCR recording equipment that archived video images on tape. Today, digital video technology offers many advantages over analog equipment while allowing for the continued use of the existing infrastructure of installed cameras. These advantages include more efficient storage of video for faster search and retrieval, either locally or remotely through IP networks, and the capability to interface with other digital systems, such as access control. Additionally, as video data is digitized and compressed, a variety of intelligent video analysis tools can be applied, including advanced motion detection technologies and analysis of the behavior of individuals and objects. The combination of digital recording and intelligent video analysis technologies provides users with a more effective integrated security and surveillance solution.

        Digital video security systems are marketed primarily to government agencies and public and private organizations for use in airports, public buildings, correctional facilities and corporate sites that require the capture, retention and analysis of video information for crime prevention and investigation, asset protection and other related purposes.

        We believe that the market for digital video security will grow primarily due to:

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  expected increases in the number and quality of security solutions deployed in corporate and public facilities due to heightened security awareness;

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  expected migration from analog to digital video recording; and

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  expected increases in value-added applications utilizing digital video promoting the shift from passive to proactive video monitoring.

Communications Interception

        Lawful communications interception, historically referred to as wiretapping, is the monitoring and recording of voice and data transmissions to and from a specified target over communications networks in order to obtain intelligence and gather evidence. Law enforcement agencies are typically granted the authority from national and regional government authorities to monitor, record, process and store intercepted transmissions to and from specified targets. Laws governing electronic surveillance vary significantly by country, and within many countries at the state or provincial levels. We provide governmental entities with turnkey solutions intended to enable them to operate within the legal limits of information monitoring and collection.

        In 1994, the U.S. Congress passed the Communications Assistance for Law Enforcement Act, or CALEA, and subsequently, the European Telecommunications Standards Institute, or ETSI, adopted similar standards for communications interception. These two developments have prompted an increase in the demand for communications interception solutions. The purpose of CALEA and the ETSI standards is to ensure that communications service providers are able to fulfill the technical requirements of channeling intercepted transmissions to law enforcement agencies. Although CALEA was introduced approximately nine years ago, communications service providers were not required to comply with CALEA's standards until June 30, 2000, and were allowed to individually seek further exemptions. Following the September 11 terrorist attacks, the Federal Communications Commission issued an order stating that no further unilateral exemptions would be granted after December 31, 2001. Since then, communications service providers seeking to comply with CALEA and the ETSI standards and communications equipment vendors seeking to provide compliant products have driven the demand for CALEA and ETSI compliant solutions. By outsourcing their need for a compliant communications interception solution to companies such as us, communications service providers and equipment vendors are able to focus on their core business activities.

        Traditionally, lawful communications interception activities consisted of a law enforcement or other authorized official eavesdropping on the telephone conversation of a suspected target. On November 19, 2001, the President of the United States signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, known as the "USA Patriot Act." This legislation significantly expanded federal wiretap capability and eased the process for acquiring wiretapping warrants for intelligence gathering purposes by granting law enforcement agencies the authority to intercept multiple methods of communications, such as cellular calls and emails with a single warrant and by extending the duration and scope of such warrants in certain circumstances. In addition, the USA Patriot Act encourages collaboration between law enforcement agencies by easing the restrictions on the sharing of recorded communications.

        Altogether, the recent legislative, regulatory and technological developments surrounding communications interception activities have led to an increased interest in sophisticated communications interception solutions. Today, utilizing advanced communications interception technologies, voice and data transmissions of a target can be intercepted through multiple communications channels.

        We believe the market for communications interception solutions will grow primarily due to:

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  the emphasis placed on security-related spending stemming from the increased awareness of the risk of terrorist attacks. We believe that spending on communications intelligence is now a high priority for the United States and other countries worldwide;

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  initiatives by communications service providers to comply with the technical standards established by CALEA in the United States, the ETSI standards in Europe and other international regulatory bodies;

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  initiatives by law enforcement agencies following enactment of the USA Patriot Act;

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  the development and deployment of new communications technologies, including increased use and acceptance of email, the Internet, and other data transmissions as means of communication; and

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  the dramatic increase in data traffic, which is anticipated to require new surveillance tools capable of collecting and processing an increased volume and array of signals.

The Enterprise Business Intelligence Market

        The enterprise business intelligence market consists primarily of solutions targeting enterprises that rely on contact centers for voice, email and Internet interactions with their customers. Additionally, an emerging segment of enterprise business intelligence utilizes digital video information to allow enterprises and institutions to enhance their operations, processes and performance.

Contact Center Business Intelligence

        Developing and maintaining long-term customer relationships is critical to the success of an enterprise operating in the competitive global marketplace. However, to understand and enhance customer relations, an enterprise must first improve its business processes that involve a high degree of direct customer interaction. Today, many organizations interact with their customers or clients primarily through contact centers. Increasingly, the contact center is the primary "hub" within an organization for processing inbound or outbound communications with customers that relate to the organization's products and services. Contact centers generally consist of supervisor and agent workstations that are staffed with customer service representatives and are linked to a central telephone switch as well as computer systems linking all functions of database management to capture, store and report relevant customer information. We believe that solutions that automate and evaluate key sales, marketing and customer service processes improve the effectiveness of customer interactions and aid in the retention of contact center agents. As a result, we believe that these solutions will become increasingly important.

        As customers continue to interact with customer service representatives through multiple communication channels including the Internet, the role and importance of recording and quality assurance for contact centers is increasing. Additionally, the rapid growth of the Internet and electronic commerce has also increased the importance companies place on their customer relationships, since the Internet enables consumers to easily evaluate products and prices from a wide range of geographically dispersed vendors and quickly change vendors at a relatively low cost. Enterprises across industries are being driven to purchase quality assurance software primarily to improve customer care, as well as to comply with industry-specific regulations. In addition, due to the high cost of agent training and the high turnover of contact center agents, the retention of contact center agents has become a high priority for many enterprises.

        Contact center business intelligence solutions target enterprises that rely on contact centers for voice, email and Internet interactions with their customers. Actionable intelligence generated from such interactions helps these enterprises to better service and retain customers, improve business processes and optimize contact center agent performance and retention. Companies possessing a better understanding of the characteristics and preferences of their customers are better positioned to customize product and service offerings, resulting in increased sales and enhanced customer retention. In addition, these companies will also be able to better identify opportunities to sell complementary or higher-end products and to more accurately forecast customer demand. For example, major financial institutions generally, and credit card issuers particularly, need to monitor contact center activity in real time to ensure that contact center representatives are responsive to customer needs, and assure that customers do not cancel accounts or transfer balances based on poor service. Additionally, increased intelligence allows these companies to identify new business opportunities with customers, such as cross-selling other financial services and products, including investments, insurance and mortgages, to existing credit card customers.

        We believe that the market for contact center business intelligence solutions will grow primarily due to:

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  increased awareness and acceptance of the benefits of analytical recording and quality assurance solutions to optimize the customer experience;

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  continuing shift from traditional contact centers to web-enabled and multimedia contact centers requiring advanced quality assurance solutions;

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  upgrades of existing contact centers seeking to improve efficiency and reduce costs;

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  increased need by corporations to provide innovative management tools to motivate and reward agents, as well as to decrease the high turnover of agents in the contact center field; and

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  transition by contact centers from measurement of agent performance improvement alone to business process improvement.

Video Business Intelligence

        An emerging segment of enterprise business intelligence utilizes digital video information to allow enterprises and institutions to enhance their operations, processes and performance. Traditional video security and surveillance systems allow enterprises to view and record actions and behaviors associated with security-related or criminal activity; however, information on the actions, behaviors and interactions of personnel or customers of an enterprise is also valuable. The existing infrastructure of closed circuit television cameras often already captures much of this valuable operational information, but utilizing information recorded by analog recording systems is impractical. The expansion of digital recording and the introduction of intelligent video analysis tools allow an enterprise to easily access and utilize this valuable operational information.

        Implementing video business intelligence applications offers valuable information and process improvements to businesses in many vertical markets, such as the retail, gaming and corporate markets. Some of the applications for video business intelligence include the automatic counting, categorizing, monitoring and assessment of customers and personnel. Improved service is realized by real-time identification and notification of business opportunities and customer service requirements.

        We believe that the market for digital video business intelligence solutions will grow primarily due to:

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  the continuing demands on enterprises and institutions to streamline their operations, improve their competitiveness and enhance their customer service; and

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  the rapid expansion of digital-based video systems that provide the platform for, and enable the use of, intelligent video analysis tools, including biometrics and other advanced analytics.

Our Strategy

        Our strategy is to further enhance our position as a leading provider of digital security and surveillance and enterprise business intelligence solutions worldwide. Key elements of our strategy include:

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  Enhancing our technological leadership and expanding the analytic capabilities of our software.  We intend to enhance our position in the digital security and surveillance market and the enterprise business intelligence market by continuing to develop internally the analytic capabilities of our products and enhancing our core and complementary technologies.

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  Focusing on new market opportunities.  As the need for actionable intelligence is recognized by more organizations and market segments, we believe we are well positioned to offer effective solutions to these sectors.

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  Leveraging our existing technologies into new markets and applications.  Our core technologies can be applied to several different business applications. For example, the core technology of our video business intelligence solutions originates from our digital video security products. We continuously seek to utilize our technologies in different business applications, as well as explore the opportunity to combine our voice and video technologies into one comprehensive solution.

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  Pursuing strategic acquisitions.  We intend to pursue strategic acquisitions of businesses with complementary technologies to extend the analytic capabilities of our solutions or of businesses that will expand our presence in certain geographic areas or expand our customer base.

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  Utilizing strategic alliances to enhance our products and increase our customer base.  We plan to expand our product offerings and increase our customer base by providing advanced complementary solutions, such as biometric identification, through strategic alliances and joint ventures with technology providers.

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  Enhancing our relationships with systems integrators and software resellers.  We believe that our global network of systems integrators and software resellers provides us with a unique opportunity to access new markets and customers, both domestically and internationally. We are expanding our distribution channels by establishing additional relationships with value added resellers, systems integrators and distributors that sell security and business intelligence solutions to global enterprises and service providers. We are also increasing our worldwide product support and sales operations and our direct sales channels.

Our Solution

        Our solution enables the intelligent recording and analysis of voice, video and data transmissions for digital security and surveillance and enterprise business intelligence. Our products are utilized by government agencies, leading corporations, financial institutions and telecommunications service and equipment providers.

        Our solutions provide our customers with the following key benefits:

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  Robust functionality with advanced features.  Our solutions address the unique needs of our customers by providing a wide range of functions. In addition, we have developed a number of applications that enhance the functionality of our base product offerings. For example, our digital video systems incorporate object-tracking software that analyzes real-time video for specific motion, such as an individual walking in the wrong direction through a monitored checkpoint. In addition, our communications interception products feature a cell-phone tracking program that can identify the location of a wireless caller.

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  End-to-end systems.  Our products are designed to deliver complete solutions for both access to and delivery from communications networks and the collection, storage, management and processing of multimedia communications by our end users.

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  Turnkey solutions.  Our solutions are designed to be quickly and efficiently deployed by our customers. We offer integrated hardware and software as well as training and project management services. In addition, we offer comprehensive documentation, installation and maintenance services.

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  Intuitive user interface.  Our products utilize standard user interfaces, such as web-browser and email software, which allow our customers to operate our software in a familiar and easy to use framework.

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  Scalable network-based solution with centralized control.  Our solutions are network-based so that our customers can access recorded information from any network connection. By allowing for centralized monitoring, we believe that our solutions enable customers to more efficiently manage their security and business information located at dispersed sites. Our products can also be scaled to support thousands of inputs, both locally and across a customer networked site.

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  Open, extendable platform.  Our software runs on standard platforms and integrates with standard storage, compression and database technologies. We integrate with communications switches and customer relationship management software, as applicable, from multiple vendors across both traditional and next-generation communications networks. In addition, we have developed application programming interfaces, which enable our customers to easily incorporate their proprietary database information into our solutions.

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  Global support and service.  We are a global company with systems installed in more than 50 countries around the world and a service infrastructure able to quickly and efficiently meet customer needs.

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  Expertise in national and international standards and laws.  Our products are designed to comply with intricate local, national and international standards regarding the lawful interception of communications.

Digital Security and Surveillance Solutions

        The following table summarizes our digital security and surveillance product lines:

Product Line	Market Served	Type of Customer		Purpose/Description	Location of Product
STAR-GATE	Communications interception	• • •	Communications service providers Internet service providers Switch manufacturers	Access, delivery and administrative functions of communications interception	Embedded in circuit or packet-based switch infrastructure
RELIANT	Communications interception	• •	Law enforcement agencies Intelligence agencies	Collection, delivery, storage, and analysis of data from communications interception	Law enforcement or intelligence agency monitoring center
LORONIX digital video security	Digital video security	•	Government agencies	Intelligent recording of video from CCTV camera transmissions	Networked to customer CCTV or IP cameras
		•	Public agencies
		•	Transportation agencies
		•	Corporations

STAR-GATE

        Our STAR-GATE product line enables communications service providers, Internet service providers, and communications equipment manufacturers to overcome the complexities posed by global digital communications and comply with governmental requirements. STAR-GATE enables communications service providers in receipt of proper legal authorization to intercept simultaneous communications over a variety of wireline, wireless and IP networks for delivery to law enforcement and other government agencies. STAR-GATE's flexibility supports multi-network, multi-vendor switch environments for a common interface across communications networks and supports switches from communications equipment manufacturers, such as Alcatel, Ericsson, Lucent, Nokia, Nortel and Siemens. STAR-GATE also supports interfaces to packet data networks, such as the Internet and general packet radio services.

        Our STAR-GATE product line performs two primary functions:

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  Administration.  STAR-GATE automates the implementation of proper legal authorization for communications interception. This process includes assigning surveillance targets, defining recipients of intercepted data and setting time and security parameters conforming with the court order.

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  Mediation. STAR-GATE routes the intercepted data from the communications switch, converts data into the required legal interception standard format, and delivers the intercepted communications to the appropriate law enforcement agency.

        STAR-GATE is designed to be compliant with CALEA and the ETSI standards for both circuit switched and IP networks.

RELIANT

        Our RELIANT product line provides intelligent recording and analysis solutions for communications interception activities to law enforcement organizations and intelligence agencies. Our RELIANT software equips law enforcement agencies with an end-to-end solution for live monitoring of intercepted target communications and evidence collection management, regardless of the type of communication or network used. Applications can scale from a small center for a local police force to a country-wide center for national law enforcement agencies. RELIANT products are designed to comply with legal regulations and can be integrated with communications networks in the country where the system is utilized.

        The RELIANT monitoring center is comprised of a system administration workstation, an operator workstation and collection and storage databases and servers. RELIANT collects intercepted communications from multiple channels and stores them for immediate access, further analysis and use as evidence. The system enables the review of intercepted voice, fax and data transmissions in their original forms through an easy to use interface.

        RELIANT offers the following key features:

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  Open database architecture, which enables the application of external analysis tools, with advanced security measures to maintain the integrity of intercepted information against penetration and unauthorized access;

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  Long-term session archiving for use in court playback and submission of evidence;

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  Location tracking capabilities for wireless network interception; and

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  Maintenance and fault management.

LORONIX Digital Video Security

        Our LORONIX digital video security product line provides intelligent recording and analysis of video for security and surveillance applications to government agencies, public organizations and corporations. Our LORONIX software digitizes, compresses, stores and retrieves video imaging. In addition, LORONIX products provide live video streaming and camera control over local and wide area computer networks and the Internet.

        Our LORONIX product line may be configured to allow customers to perform complete monitoring for security and management of local and remote sites from a central investigative unit. The use of digital storage and compression technology makes the LORONIX product line a more efficient alternative to analog tape storage. The technology interfaces with access control, facial recognition, activity and intrusion detection and other technologies for enhanced security and surveillance.

        The LORONIX solution offers the following features:

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  Activity scan functionality that enables users to detect activity in recorded video by analyzing frames of a video segment to detect changes from image to image. As a scan progresses, images of video frames containing activity are highlighted and set aside for further analysis;

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  Camera management software that displays all cameras connected to a given system with a graphic user interface. Intuitive camera icons denote whether cameras are black and white, color, fixed, or have pan/tilt/zoom functionality;

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  An image toolkit that allows users to enhance, annotate, print, and save images in a variety of formats from live or recorded video;

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  Video authentication technology that utilizes a mathematical algorithm to confirm the authenticity of digital video and to produce an image "fingerprint." This fingerprint is compared to others that were created and stored when the video was originally captured by the recorder;

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  A video export application that can send live and recorded video for review at any time;

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  Scalability allowing for the monitoring of thousands of cameras at the same moment;

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  Open architecture allowing for the application of intelligent video tools such as biometric identification and motion detection technologies;

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  Operation capabilities whereby users can conduct diversified tasks, such as playback, archiving and live review simultaneously; and

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  Advanced compression technologies.

Enterprise Business Intelligence Solutions

        The following table summarizes our enterprise business intelligence product lines:

Product Line	Market Served	Type of Customer		Purpose/Description	Location of Product
ULTRA	Contact centers	•	Internal contact centers of large organizations and enterprises, including utilities and financial institutions	Recording and analysis of customer interactions with contact centers agents	Interface through customer relations management application server
		•	Outsourced contact centers
LORONIX video business intelligence	Business intelligence	•	Large organizations and enterprises	Analysis of digital video to improve business processes and performance	Networked to customer CCTV or IP cameras

ULTRA

        Our ULTRA products record and analyze customer interactions to provide enterprises with business intelligence about their customers and help monitor and improve the performance of their contact centers. ULTRA's intelligent recording platform uses an innovative architecture that leverages voice and data processing technologies to offer customers multiple methods of recording contact center interactions while providing a flexible framework for expansions and changes in technologies.

        ULTRA products capture customer interactions from multiple sources, including telephone, email, Internet or voice over Internet protocol. Utilizing ULTRA's OpenStorage Portal and Universal Database, our customers can leverage their existing storage infrastructure to store and access recorded customer interactions using standard file formats. ULTRA's software tools analyze customer interactions and distribute the resulting actionable intelligence to specified individuals based on predetermined parameters via private computer networks or the Internet.

        ULTRA products integrate with leading customer relationship management, or CRM, applications allowing the delivery of information directly to a user's desktop within Siebel, PeopleSoft and other CRM solutions. ULTRA also interfaces with popular desktop software tools, including Microsoft Outlook, Lotus Notes and web browsers, to enable the user to easily access the data in a familiar computing environment.

        The ULTRA product line offers the following key features:

  •
  Advanced analytical tools for efficient data mining of call content for customer intelligence;

  •
  Proprietary user-defined customer satisfaction analysis features. Such features include a call flow analysis, which monitors information such as call length, number of holds, hold times and transfers, as well as stress analysis which defines customer stress level during calls, allowing for either on-line assistance from a supervisor or offline analysis for improved agent performance;

  •
  Open architecture, allowing for quick and easy integration with leading CRM applications; and

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  Advanced storage systems which convert calls to standard file format, allowing for the integration of voice to CRM applications as well as the enterprise wide distribution via local or wide area networks.

LORONIX Video Business Intelligence

        Our LORONIX video business intelligence products enable our enterprise customers to monitor and improve their operations through the analysis of live and recorded digital video. Like the LORONIX digital video security product, the LORONIX video business intelligence product digitizes, compresses, stores and retrieves video imaging. While leveraging the technology of our digital security product, the LORONIX enterprise product line also contains unique software focused on maximizing operational effectiveness through video analysis.

        By interfacing with customer databases and software systems, LORONIX facilitates the user's review of video imaging based on specific criteria such as employee ID, product barcodes and point of sale transaction history. The LORONIX solution also integrates intelligent software that allows for the detection of movement of people and objects at a customer's premises. These features can be used to improve the operational performance of businesses, such as retail chains and casinos, by providing real-time alerts to customer bottlenecks. Enterprises can combine our software with other video analysis technologies that actively monitor customer and employee behavior and responses.

Sales and Marketing

        We sell our products primarily through a combination of our direct sales force and agents, distributors, value added resellers and systems integrators. As of January 31, 2003, we had several sales offices in the United States and offices in Australia, Canada, France, Germany, Hong Kong, India, Israel, Japan, the Netherlands, Singapore and the United Kingdom. Our direct sales force consists of account executives, solutions consultants and regional sales directors, who possess industry-specific experience.

        Our sales force pursues potential sales leads identified internally or provided by systems integrators. We develop strategic marketing alliances with leading companies in our industry to expand the coverage and support of our direct sales force. Our business development personnel are responsible for the initiation, negotiation and completion of these marketing alliances. We currently have such relationships with ADT, Avaya, British Telecom, Nortel, and Siemens. In addition, we have established technological alliances with leading software and hardware companies including Genesys, Identix and Siebel, which enable us to offer complementary solutions to their products.

        Our direct sales cycle typically begins with our initiation of a sales lead or the receipt of a request for a proposal from a prospective customer. The sales lead, or request for a proposal, is followed by an assessment of the customer's requirements, a formal proposal, presentations and product demonstrations, site visits to an existing customer that utilizes our products and contract negotiation and signing. The sales cycle can vary substantially from customer to customer but typically lasts six months to one year and is considered completed with the delivery of our product to the customer.

        We use a variety of marketing programs to build brand name awareness, as well as to attract potential customers. These programs include market research, product and strategy updates with industry analysts, direct marketing programs to current and prospective customers, advertising, participation in industry trade shows, conferences, and seminars, and a public relations program that includes demonstrations of our products. To support sales efforts, we also produce promotional materials that include brochures, video presentations, data sheets and other technical descriptions.

Customers

        Our products are currently used by over 1000 organizations and are deployed in over 50 countries, across many industries and markets. Many users of our products are large corporations or government agencies that operate from multiple locations and facilities across large geographic areas and sometimes across several countries. These organizations typically implement our solutions in stages, with implementation in one or more sites and then gradually expanding to a full enterprise, networked-based solution. None of our customers, including systems integrators and value added resellers, individually accounted for more than 10% of our revenues in fiscal 2002.

        The following list represents sample purchasers of our products in our key market segments:

  •
  Communications interception: the U.S. Department of Justice, the Toronto Police Service, the Dutch National Police Agency, Cingular Wireless, Ericsson and Nortel;

  •
  Digital video security: Mohegan Sun Casino, the U.S. Capitol, the U.S. Department of Defense, the U.S. Department of the Treasury-Bureau of Engraving and Printing, and Washington Dulles International Airport;

  •
  Contact center business intelligence: BlueCross BlueShield, Con Edison, HSBC, JCPenney, OnStar and Sprint; and

  •
  Video business intelligence: Target and Tiffany & Co.

        We derived approximately 22%, 26% and 32% of our revenues in fiscal 2000, fiscal 2001 and fiscal 2002, respectively, from contracts with various local, regional and national governments worldwide. Our business generated from such government contracts may be adversely affected for various reasons, including if levels of government expenditures and authorizations for law enforcement and security related programs decrease, remain constant or shift to programs in areas where we do not provide products and services or if changes in government procurement procedures preclude us from participating in such government procurement processes.

Research and Development

        We continue to enhance the features and performance of our existing products and introduce new solutions by extensive research and development activities in our facilities in the United States, Israel and Germany. As of January 31, 2003, we had approximately 300 employees engaged in our research and development activities. We believe that our future success depends on a number of factors, which include our ability to:

  •
  identify and respond to emerging technological trends in our target markets;

  •
  develop and maintain competitive solutions that meet our customers' changing needs; and

  •
  enhance our existing products by adding features and functionality to meet specific customer's needs, or that differentiate our products from those of our competitors.

        As a result, we have made significant investments in research and development. We allocate our research and development resources in response to market research and customer demands for additional features and solutions. Our development strategy involves rolling out initial releases of our products and adding features over time. We continuously incorporate product feedback we receive from our customers into our product development process. While we expect that new products will continue to be developed internally, we may, based on timing and cost considerations, acquire or license technologies, products or applications from third parties.

        As mentioned above, part of our research and development occurs in Israel. The Government of Israel, through the OCS, encourages research and development projects which result in products for export. Our gross research and development expenses were approximately $21.7 million for fiscal 2000, $21.0 million for fiscal 2001 and $22.6 million for fiscal 2002. In fiscal 2000, fiscal 2001 and fiscal 2002, we received from the OCS conditional grants totaling $7.5 million, $5.8 million and $5.2 million, respectively, representing 34.5%, 27.6% and 23.1% of our total research and development expenditures in these periods.

Manufacturing and Suppliers

        Our manufacturing operations, which are performed in our U.S., Israeli and German facilities, consist primarily of installing our software on externally purchased hardware components and final assembly and testing, which involves the application of extensive quality control procedures to materials, components, subassemblies and systems. We rely on several unaffiliated subcontractors for the supply of specific proprietary components and assemblies that are incorporated in all of our products. Although we have experienced delays and shortages in the supply of proprietary components on more than one occasion in the past, to date, we have been able to obtain adequate supplies of all components in a timely manner, when necessary, from alternative sources.

        We maintain organization-wide quality assurance procedures, coordinating the quality control activities of our research and development, manufacturing and service departments. Our primary manufacturing and research and development facilities in Israel, Germany and Colorado have received certification to Quality Standard ISO 9001.

Intellectual Property Rights

        We have accumulated a significant amount of proprietary know-how and expertise in developing multimedia analytic solutions for digital security and surveillance and enterprise business intelligence. We continuously review with our patent attorneys new areas of technology to determine whether they are patentable.

        We license certain software, technology and related rights for use in the manufacture and marketing of our products, and pay royalties to third parties under such licenses and other agreements. We believe that our rights under such licenses and other agreements are sufficient for the manufacturing and marketing of our products and, in the case of licenses, extend for periods at least equal to the estimated useful lives of the related technology and know-how.

        In January 2000, Comverse Technology and Lucent, acting through subsidiary patent holding companies on behalf of themselves and their various subsidiaries and affiliates, entered into a non-exclusive cross-licensing arrangement covering current and certain future patents issued to Comverse Technology and its affiliates and a portfolio of current and certain future patents in the area of communications technology issued to Lucent and its affiliates. Under that arrangement, and pursuant to a patent license agreement between us and Comverse Technology, Lucent is entitled to non-exclusive royalty-free licenses under any patents granted to us or which we obtain the right to license during the term of the agreement, while we are entitled to a non-exclusive royalty-free sublicense to all patents that are licensed by Lucent to Comverse Technology. See "Certain Relationships and Related Party Transactions—Relationship with Comverse Technology and its Subsidiaries."

Competition

        We face strong competition in the markets for our products, both in the United States and internationally. We expect competition to persist and intensify in the digital security and surveillance market, primarily due to increased demand for homeland defense and security solutions. Our primary competitors are suppliers of security and recording systems and software, and indirect competitors that supply certain components to systems integrators. In the enterprise business intelligence market, we face competition from organizations emerging from the traditional call logging or call recording market, as well as software companies that develop and sell products that perform specific functions for this market. Additionally, many of our competitors specialize in a subset of our portfolio of products and services. Primary competitors include, among others, ECtel, e-talk, ETI, JSI Telecom, NICE Systems, Pelco, Raytheon, Sensormatic, SS8 Networks and Witness Systems. We believe we compete principally on the basis of:

  •
  product performance and functionality;

  •
  knowledge and experience in our industry;

  •
  product quality and reliability;

  •
  customer service and support; and

  •
  price.

        We believe that our success depends primarily on our ability to provide technologically advanced and cost effective solutions. Our competitors that manufacture other security-related systems or other recording systems may derive a competitive advantage in selling to customers that are purchasing or have previously purchased other compatible equipment from such manufacturers. Further, we expect that competition will increase as other established and emerging companies enter our market and as new products, services and technologies are introduced.

Employees

        As of January 31, 2003, we had approximately 900 employees. A majority of our employees are scientists, engineers or technicians engaged in research and development, sales and marketing, and operations. We consider our relationship with our employees to be good. Our employees in the United States are not covered by any collective bargaining agreement. Our employees outside the United States are entitled to severance and other benefits mandated under local laws.

        Israeli law generally requires the payment by employers of severance pay upon the death of an employee, retirement or upon termination of employment, and we provide for such payment obligations through monthly contributions to an insurance fund. Additionally, Israeli employees and employers are required to pay pre-determined sums to the National Insurance Institute, which covers medical and other benefits similar to the benefits provided by the United States Social Security Administration.

Facilities

        We lease approximately 73,000 square feet of office space in the United States. Through April 2003, we had approximately 32,000 square feet in Woodbury, New York, where our headquarters and some of our support and sales facilities were located. Beginning April 30, 2003, we relinquished our space in Woodbury, New York and moved our headquarters to approximately 25,000 square feet in Melville, New York. The lease of our Melville, New York facilities expires in June 2013. We lease approximately 70,000 square feet of office and storage space for manufacturing, development, support and sales facilities in Tel Aviv, Israel. This lease expires in March 2004. Additionally, we lease approximately 10,000 square feet of office space for sales, installation and support in the United Kingdom. We also lease small office facilities in Germany and The Netherlands.

        We own approximately 25 acres of land, including 40,000 square feet of office space for the development, manufacturing, support and sales of our LORONIX product lines in Durango, Colorado. We also own approximately 25,000 square feet of office and storage space for sales, manufacturing, support and development in Bexbach, Germany.

        We believe that our owned and leased facilities are adequate for our current operations, and that additional facilities can be acquired or developed to provide for expansion of our operations in the foreseeable future.

Legal Proceedings

        From time to time, we are subject to claims in legal proceedings arising in the normal course of our business. We do not believe that we are party to any pending legal action that could reasonably be expected to have a material adverse effect on our business or operating results.

Proxy Agreement with the Department of Defense

        One of our subsidiaries, Verint Technology Inc., or Verint Technology, is engaged in the development, marketing and sale of our communications interception solutions to various U.S. governmental agencies. In order to conduct its business, Verint Technology is required to maintain facility security clearances under the National Industrial Security Program, or the NISP. The NISP requires companies maintaining facility security clearances to be insulated from foreign ownership, control or influence. We, Comverse Technology and the Department of Defense have entered into a proxy agreement with respect to the ownership and operations of Verint Technology. The proxy agreement has been approved by the Defense Security Service, which has oversight responsibilities on behalf of the Department of Defense.

        Under the proxy agreement we appointed three U.S. citizens that have the requisite personal security clearance as directors of Verint Technology and as holders of proxies to vote the stock of Verint Technology. These individuals are responsible for the oversight of Verint Technology's security arrangements, including the separation of Verint Technology from us and our affiliates. As proxy holders, these individuals have the power to exercise all prerogatives of ownership of Verint Technology, except that without obtaining our express written approval they may not authorize any individual sale or disposal of capital assets constituting a material amount of Verint Technology's assets, the mortgaging of assets other than for working capital or capital improvement purposes, any merger, consolidation, reorganization or dissolution of Verint Technology and the filing of a petition under the federal bankruptcy laws.

        Under the proxy agreement we have also established a government security committee, which consists of the three proxy holders. The government security committee is in charge of the development and implementation of a technology control plan, which prescribes measures and establishes procedures to prevent unauthorized disclosure or export of controlled information to us, any of our affiliates or others. In addition, the proxy agreement establishes procedures regarding meetings, visits and communications between Verint Technology, us and our other affiliates. The Department of Defense continually reviews the technology control plan and receives an annual report from the proxy holders.

Export Regulations

        We are subject to export restrictions in Israel with respect to certain components of our RELIANT products which are developed and manufactured in Israel. In order to export our RELIANT products from Israel, we are required to obtain export licenses from the Israeli Ministry of Defense prior to marketing these products in foreign countries. We are also required to obtain an additional license prior to the completion of each sale. To date, we have been successful in obtaining necessary permits.

        We are also subject to export restrictions in Germany with respect to components of our RELIANT products which are developed and manufactured in Germany. To date, we have been able to rely on the terms of a general export license in Germany to export these components to countries outside the European Union. Under the terms of this license, we are also required to report to German authorities each shipment of these components outside of the European Union.

MANAGEMENT

Executive Officers, Directors and Key Employees

        The following table sets forth certain information concerning our executive officers, current directors, key employees and individuals who have been nominated for election to our board of directors at our next annual meeting of stockholders to be held on August 12, 2003:

Name	Age	Position
Executive Officers and Directors:
Kobi Alexander(1)(3)	51	Chairman of the Board of Directors
Dan Bodner(1)(3)	44	President, Chief Executive Officer and Director
Igal Nissim	47	Chief Financial Officer and Director
David T. Ledwell	56	Chief Strategic Officer and Director
William F. Sorin(1)(3)	54	Secretary and Director
Paul D. Baker	44	Director
Victor A. De Marines(2)	66	Director
David Kreinberg(1)(3)	38	Director
Kenneth A. Minihan(2)	59	Director
Harris T. Oliner	31	Director
Paul L. Robinson	36	Director
Howard Safir(2)	61	Director
Larry Myers	64	Nominee Director*
Key Employees:
Elan Moriah	40	Vice President for Contact Center Business Intelligence Solutions
David A. Runge	46	President of Loronix
David Worthley	41	President and Chief Executive Officer of Verint Technology Inc.
David Parcell	49	Managing Director of Europe, Middle East and Africa
Meir Sperling	53	Managing Director of Verint Systems Ltd.
Alan J. Roden	35	Vice President of Corporate Development and Investor Relations
Peter Fante	35	General Counsel

*
This nominee has been nominated for election to our board of directors at our next annual meeting of stockholders to be held on August 12, 2003.

(1)
Member of the executive committee.

(2)
Member of the audit committee and stock option committee.

(3)
Member of the compensation committee.

Executive Officers and Directors

        Kobi Alexander has served as Chairman of our Board of Directors since February 1994. Mr. Alexander, a founder of Comverse Technology, Inc., has been a director and senior executive officer of Comverse Technology since its formation, serving in the capacities of Chairman of the Board of Directors since September 1986 and Chief Executive Officer since April 1987. Mr. Alexander also serves as director and Chairman of the Board of various subsidiaries of Comverse Technology, including its other principal operating subsidiaries, Comverse, Inc. and Ulticom, Inc. Mr. Alexander received a

B.A., magna cum laude, in Economics from the Hebrew University of Jerusalem in 1977, and an M.B.A. in Finance from New York University in 1980.

        Dan Bodner is the President, Chief Executive Officer and a director of our company. Mr. Bodner served as our President and/or Chief Executive Officer and director since February 1994. From 1991 to 1998, Mr. Bodner also served as President and Chief Executive Officer of Comverse Government Systems Corp., a former affiliate of ours. Prior to such positions, from 1987 to 1991, Mr. Bodner held various management positions at Comverse Technology. Prior to joining Comverse Technology, Mr. Bodner was employed for two years as Director of Software Development for Contahal Ltd. From 1981 through 1985, Mr. Bodner served in the Israeli Defense Force in an engineering capacity. Mr. Bodner received a B.Sc., cum laude, in Electrical Engineering from the Technion, Israel Institute of Technology, in 1981 and a M.Sc., cum laude, in Telecommunications and Computer Science from Tel Aviv University in 1987.

        Igal Nissim has served as our Chief Financial Officer and has been a director since January 1999. Prior to that time, Mr. Nissim was employed by Comverse Technology since 1986 where he served as Chief Financial Officer from 1993 until 1998. Prior to this position, Mr. Nissim served as Chief Financial Officer of Efrat Future Technology Ltd. From 1984 to 1986, Mr. Nissim was employed by Gadot Industrial Enterprises Ltd. as deputy controller, responsible for financial and cost accounting. Mr. Nissim is a Certified Public Accountant in Israel and was employed for four years by Kesselman & Kesselman (now a member of PriceWaterhouseCoopers). Mr. Nissim received a B.A. in Economics and Accounting from the Tel Aviv University in 1981.

        David T. Ledwell has been a director since May 2002. Since May 2003, Mr. Ledwell has served as our Chief Strategic Officer. From September 1999 until May 2003, Mr. Ledwell served as the President and Chief Executive Officer of our subsidiary, Loronix. Mr. Ledwell also served as a director of Loronix from September 1999 until July 2000. From 1986 to 1998, Mr. Ledwell served in various senior executive capacities at DH Technology, Inc., a company engaged in the development, marketing, sales and support of transaction and bar code printers and credit card readers. From 1995 to 1998, Mr. Ledwell served as Executive Vice President responsible for several of DH Technology's subsidiaries and divisions. Prior to 1986, Mr. Ledwell held various management positions with companies in the computer and electronics industries, including Texas Instruments and Datapoint Corporation. Mr. Ledwell holds a B.S. in Electrical Engineering from Colorado State University.

        William F. Sorin has served as our Secretary and has been a director since January 1999. Mr. Sorin has served as a director and the Corporate Secretary of Comverse Technology since its formation in October 1984. Mr. Sorin is also a director of Ulticom Inc. Mr. Sorin is an attorney engaged in private practice and is Senior General Counsel to Comverse Technology. Mr. Sorin received a B.A. from Trinity College in 1970 and a J.D., cum laude, from Harvard Law School in 1973.

        Paul D. Baker has been a director since May 2002. Mr. Baker also serves as Vice President, Corporate Marketing and Corporate Communications of Comverse Technology, a position he has held since joining Comverse Technology in April 1991. Mr. Baker is also a director of Ulticom. Mr. Baker held various positions in sales, marketing, and corporate communications with Robotic Vision Systems, Inc. from 1984 to 1991. Mr. Baker received a B.S. in Management from Babson College in 1980 and an M.B.A. in Marketing Management from St. John's University in 1984.

        Victor A. De Marines has been a director since May 2002. Mr. De Marines recently retired from his position as President and Chief Executive Officer of MITRE Corporation, a nonprofit organization, which provides security solutions for the computer systems of the Department of Defense, the Federal Aviation Administration, the Internal Revenue Service and several organizations in the U.S. intelligence community. Mr. De Marines currently serves on the board of trustees of MITRE. Mr. De Marines has recently served as an advisor to the Department of Defense on matters concerning the transformation of the military. Mr. De Marines is a member of an advisory group for the National Reconnaissance

Office and is a member of the Massachusetts Business Roundtable. Mr. De Marines served as a Presidential Executive with the Department of Transportation and is a Lieutenant (retired) of the U.S. Air Force. Mr. De Marines holds a B.S. from Pennsylvania State University and a M.S. in Electrical Engineering from the Northeastern University.

        David Kreinberg has been a director since January 1999. Mr. Kreinberg has served as Executive Vice President and Chief Financial Officer of Comverse Technology since September 2002. Previously, Mr. Kreinberg served as Comverse Technology's Vice President of Finance and Chief Financial Officer from May 1999, as Vice President of Finance and Treasurer from April 1996 and as Vice President of Financial Planning from April 1994. Mr. Kreinberg also served as the Chief Financial Officer of Ulticom Inc. from December 1999 until September 2001. Mr. Kreinberg is also a director of Ulticom. Mr. Kreinberg is a Certified Public Accountant, and prior to joining Comverse Technology he served as a senior manager at Deloitte & Touche LLP. Mr. Kreinberg received a B.S., summa cum laude, in Accounting from Yeshiva University in 1986 and an M.B.A. in Finance and International Business from Columbia Business School in 1990.

        Kenneth A. Minihan has been a director since May 2002. Lieutenant General Minihan is a career U.S. Air Force officer who attained the rank of Lieutenant General and retired from the Air Force on June 1, 1999. Lieutenant General Minihan served as the 14th Director of the National Security Agency/Central Security Services and was the senior uniformed intelligence officer in the Department of Defense. Prior to this, Lieutenant General Minihan served as the Director of the Defense Intelligence Agency. Lieutenant General Minihan is currently the President of the Security Affairs Support Association, is a member of several organizations, including the Air Force Association and the National Military Intelligence Association and consults and works on national security and intelligence committees and panels. Lieutenant General Minihan served as Chief Executive Officer of TeleHub Network Services Corporation from June 1999 to September 1999. In October 1999, after Lieutenant General Minihan was no longer affiliated with that company, TeleHub Network Services Corporation filed a voluntary petition for reorganization under the federal bankruptcy laws. Lieutenant General Minihan holds a B.A. from Florida State University, an M.A. from the Naval Postgraduate School, and has completed executive development programs at the University of Illinois and Harvard University. Lieutenant General Minihan was awarded the National Security Medal, the Defense Distinguished Service Medal, the Bronze Star and the National Intelligence Distinguished Service Medal, among other awards and decorations.

        Harris T. Oliner has been a director since May 2002. Mr. Oliner has served as a Senior Counsel of Comverse Technology since April 2001. Prior to joining Comverse Technology, Mr. Oliner was a Director of Business Development of VastVideo, Inc. from March 2000 to April 2001. From October 1997 to February 2000, Mr. Oliner served as an associate attorney at Simpson Thacher & Bartlett. Mr. Oliner received a B.A., magna cum laude, in Political Science from Yale University in 1994 and a J.D., cum laude, from Harvard Law School in 1997.

        Paul L. Robinson has been a director since May 2002. Mr. Robinson is General Counsel of Comverse Technology. From January 1999 until January 2003, Mr. Robinson served as Associate General Counsel of Comverse Technology. Prior to joining Comverse Technology, Mr. Robinson was an associate attorney at Kramer, Levin, Naftalis & Frankel, LLP from January 1998 to December 1998. From January 1997 to December 1997, Mr. Robinson served as counsel to the United States Senate Committee on Governmental Affairs with respect to its special investigation into illegal and improper campaign fund-raising activities during the 1996 federal election. From June 1994 through January 1997, Mr. Robinson was an associate attorney at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Robinson received a B.A. in Political Science and was Phi Beta Kappa from State University of New York at Binghamton in 1989 and a J.D., cum laude, from Boston University School of Law in 1992.

        Howard Safir has been a director since May 2002. Mr. Safir is the Chairman and Chief Executive Officer of SafirRosetti, Omnicom Group Inc., a premier company providing security and investigation services. Mr. Safir also serves as consultant to ChoicePoint, a leading provider of credential verification and identification services. Prior to these positions, Mr. Safir served as Vice Chairman of IPSA International, a company providing security and investigation services, and prior to that as the 39th Police Commissioner of the City of New York. Mr. Safir also served as Associate Director for Operations, U.S. Marshals Service, as Assistant Director of the Drug Enforcement Administration and as Chief of the Witness Security Division, U.S. Marshals Service. Mr. Safir holds a B.A. in History and Political Science from Hofstra University. Mr. Safir participated in several programs at Harvard University's John F. Kennedy School of Government. Mr. Safir was awarded the Ellis Island Medal of Honor among other citations and awards.

        Larry Myers has been nominated for election to our board of directors at our next annual meeting of stockholders to be held on August 12, 2003. Since November 1999, Mr. Myers has been retired from his position of Senior Vice President, Chief Financial Officer and Treasurer of MITRE Corporation, a nonprofit organization which provides security solutions for the computer systems of the Department of Defense, the Federal Aviation Administration, the Internal Revenue Service and several organizations in the U.S. intelligence community. Mr. Myers served in this capacity with MITRE Corporation since 1991. Mr. Myers received a B.S. from Saint Vincent College in 1960 and an M.B.A. from Ohio State University in 1962. Mr. Myers served in the U.S. Army from 1962 to 1964.

Key Employees

        Elan Moriah has served as our Vice President for Contact Center Business Intelligence Solutions since May 2000. From 1995 until May 2000, Mr. Moriah held various senior management positions in Motorola Inc., including Business Development Manager for Europe, Middle East and Africa at Motorola Inc.'s Schaumburg, Illinois based worldwide network services division, where he established large-scale joint ventures in the area of wireless communication. Mr. Moriah has also served as Vice President of Marketing and Sales of Motorola's paging subsidiary in Israel. From 1989 to 1995, Mr. Moriah worked for Comet Software Inc., as Vice President of Marketing and Sales and as Operations Manager. Mr. Moriah received a B.Sc., cum laude, in Industrial Engineering and Management from the Technion, Israel Institute of Technology, in 1988, and an M.B.A., summa cum laude, in International Business from the City University of New York in 1992.

        David A. Runge has served as President of Loronix since May 2003. From December 2000 to June 2001, Dr. Runge served as President of New Global Telecom, a company providing managed network services and switched international voice services. From October 1998 to October 2000, Dr. Runge served as President of NEXTLINK Interactive (now a division of XO Communications), an automated transaction processing services company. From August 1997 to October 1998, Dr. Runge was a partner at Deloitte Consulting Group. Dr. Runge received a B.S. in Electrical Engineering from the University of Iowa, an M.B.A. from Drake University and a D.Phil. in Management Studies from Oxford University.

        David Worthley has served as President and Chief Executive Officer of our subsidiary Verint Technology Inc. since January 1999. From August 1997 to January 1999, Mr. Worthley served as our Vice President. Prior to joining our company, Mr. Worthley served as the Chief of the FBI's Telecommunications Industry Liaison Unit, which was responsible for the implementation of CALEA. Mr. Worthley joined the FBI in 1988 as a Special Agent. In 1991 Mr. Worthley was assigned to the FBI's engineering research facility where he supervised electronic surveillance matters. Prior to his employment with the FBI, Mr. Worthley worked as an account representative for Motorola Communications Sector from 1986 to 1988. From 1982 to 1986, Mr. Worthley worked as an audio engineer for ORTV Productions. Mr. Worthley received a B.S. in Telecommunications from Oral Roberts University in 1984 and is a 1988 graduate of the FBI Academy.

        David Parcell has served as our Managing Director of Europe, Middle East and Africa, or EMEA, since May 2001. From July 1997 until joining our company Mr. Parcell was employed by Aspect Communications, where he served as Vice President, EMEA. From April 1994 to July 1997, Mr. Parcell served as United Kingdom Managing Director for Co-Cam, a subsidiary of Colonial (now First Wave Technologies). From July 1981 to January 1994, Mr. Parcell held various senior sales and general management positions at Datapoint UK Ltd., where he also served as Sales and Marketing Director for a period of four years. Prior to these positions, Mr. Parcell held sales positions at Unisys between June 1978 and June 1981, and with Olivetti between June 1975 and June 1978. Mr. Parcell received a B.Sc. with honors, in Economics and Law from the Surrey University in 1974.

        Meir Sperling has served as a Managing Director of our subsidiary Verint Systems Ltd. since September 2000. From January 1999 to January 2000, Mr. Sperling was employed by ECI Telecom Ltd., where he served as Corporate Vice President, General Manager of the business systems division and a director in several of ECI's subsidiaries. From 1992 to 1999, Mr. Sperling served as Corporate Vice President and General Manager of the business and access systems divisions of Tadiran Telecommunications Ltd. Mr. Sperling also served as a director in several of Tadiran's subsidiaries. From 1987 to 1992, Mr. Sperling served as Director of Product Planning and Business Development of TEI, a U.S. subsidiary of Tadiran Ltd. Between 1975 and 1987, Mr. Sperling served in various positions in research and development at Tadiran, where he also served as a Director of Research and Development of Tadiran's business systems division. Mr. Sperling received a B.Sc. in Electronic Engineering from the Ben Gurion University, Israel, in 1975.

        Alan J. Roden has served as our Vice President of Corporate Development and Investor Relations since October 2002. From May 1996 to December 2001, Mr. Roden held various investment banking positions at Lehman Brothers Inc., most recently as a Senior Vice President. Mr. Roden received a B.S. in Electrical Engineering from Lafayette College and an M.B.A. from the Leonard N. Stern School of Business at New York University.

        Peter Fante has served as our General Counsel since September 2002. From May 2000 to September 2002, Mr. Fante was an associate attorney at Morrison & Foerster LLP. From June 1995 to May 2000, Mr. Fante was an associate attorney at Shearman & Sterling. Mr. Fante received a B.A. from the University at Albany, State University of New York, and a J.D. from the Benjamin N. Cardozo School of Law.

Board Composition and Terms of Directors

        Our by-laws authorize our board of directors to have not less than three and not more than twenty members. Our board of directors currently has twelve members. In addition to our twelve current directors, we have nominated Larry Myers for election to our board of directors at our next annual meeting of stockholders to be held on August 12, 2003. Members of the board of directors are elected each year at the annual meeting of stockholders to serve until the following annual meeting of stockholders or until their successors have been elected and qualified. Directors may be removed by the affirmative vote of the holders of a majority of the shares entitled to vote at the election of directors. There are no family relationships among any of our directors, director nominees and executive officers.

Board Committees

        Our board of directors currently has an executive committee, a compensation committee, an audit committee and a stock option committee. Members serve on these committees for one-year terms.

        Our executive committee consists of Messrs. Alexander, Bodner, Kreinberg and Sorin. The executive committee is empowered to exercise all of the powers and authority of our board of directors to the extent permitted by law during the intervals between meetings of our board of directors.

        Our compensation committee consists of Messrs. Alexander, Bodner, Kreinberg and Sorin. The compensation committee makes recommendations to the board of directors regarding the various incentive compensation and benefit plans and determines salaries for the executive officers and incentive compensation for employees.

        Our audit committee consists of Messrs. De Marines, Minihan and Safir. The audit committee makes recommendations to the board of directors regarding the selection of independent public accountants, reviews the results and scope of the audit and other services provided by our independent public accountants and reviews and evaluates our control functions.

        Our stock option committee consists of Messrs. De Marines, Minihan and Safir. The stock option committee administers the issuance of stock options under our stock incentive compensation plan.

Nasdaq Requirements

        Under the Nasdaq National Market listing requirements, our audit committee must consist of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under the Nasdaq National Market listing requirements include evaluating the independence of a company's outside auditors. All members of our audit committee are "independent" in accordance with the rules of the Nadsaq Stock Market. In addition, we adopted an audit committee charter that complies with the Nasdaq National Market listing requirements.

Director Compensation

        Our non-independent directors do not currently receive any cash compensation for serving on the board of directors or any committee of the board. These directors are reimbursed for the expenses they incur in attending meetings of the board or board committees. We have granted these directors options to purchase shares of our common stock.

        Our independent directors are entitled to receive an annual cash compensation of $15,000, payable in arrears at the end of each fiscal quarter and an additional $1,000 for each board meeting attended and $500 for each board committee meeting attended. Messrs. De Marines, Minihan and Safir were each granted 5,000 options to purchase shares of our common stock upon completion of our initial public offering in May 2002 at an exercise price equal to the initial public offering price. Of the 5,000 options, 2,000 vested immediately upon grant, and the remaining 3,000 vested in increments of 750 shares for each board meeting attended during the year. In addition, these directors will each be granted 6,000 options on each anniversary of the completion date of our initial public offering at an exercise price equal to the closing price of our common stock on the date of grant. These options will vest in increments of 1,500 shares for each board meeting attended during the year after the grant.

        If Mr. Myers is elected to our board of directors, he will receive the same compensation as our other independent directors.

Compensation Committee Interlocks and Insider Participation

        During fiscal 2002, Messrs. Alexander, Bodner, Kreinberg and Sorin served as members of our compensation committee. Mr. Sorin, who serves as our Secretary, also serves as the Corporate Secretary of Comverse Technology. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Executive Compensation

        The following table presents summary information regarding the compensation paid or accrued by us for services rendered during fiscal 2000, fiscal 2001 and fiscal 2002 by our executive officers.

SUMMARY COMPENSATION TABLE

Annual Compensation
Name and Principal Position	Fiscal Year	Salary(1)		Bonus(2)		Other Annual Compensation(3)
Dan Bodner President and Chief Executive Officer	2002 2001 2000	$ $ $	200,000 200,000 193,953	$ $ $	200,000 50,000 70,000	$ $ $	4,261 2,000 5,379
Igal Nissim Chief Financial Officer	2002 2001 2000	$ $ $	120,813 135,837 121,701	$ $ $	116,000 25,000 14,410	$ $ $	22,736 25,407 23,289

(1)
Includes salary and payments in lieu of earned vacation.

(2)
Includes bonuses accrued for services performed in the year indicated regardless of the year of payment.

(3)
Includes company car and social benefit program costs.

Stock Option Information

        The following table sets forth information concerning options granted during fiscal 2002 to our executive officers identified above under our incentive compensation stock option plan. The options have a term of ten years and become exercisable and vest in increments over the period of four years from the year of grant. The exercise price of the options is equal to the fair market value of the underlying shares at the date of grant.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants
					Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
		Percent of Total Options Granted to Employees in Period
	Number of Shares Subject to Option
Name			Exercise Price per Share
				Expiration Date	5%	10%
Dan Bodner	66,537	11.4%	$16.00	May 21, 2012	$669,516	$1,696,685
Igal Nissim	9,785	1.7%	$16.00	May 21, 2012	$98,460	$249,516

YEAR-END OPTION VALUES

        No options granted by us were exercised by the executive officers during fiscal 2002. The following table sets forth, as to each executive officer identified above, the number of unexercised options held at January 31, 2003, currently exercisable and subject to future vesting, and the value of such options based on the $18.619 closing price of the underlying shares on the Nasdaq National Market on January 31, 2003 minus the exercise price of such options:

	Number of Securities Underlying Unexercised Options at January 31, 2003		Value of Unexercised In-the-Money Options at January 31, 2003
	Exercisable	Unexercisable	Exercisable	Unexercisable
Dan Bodner	144,327	117,906	$1,789,852	$710,825
Igal Nissim	58,464	50,146	$720,347	$480,916

Verint Systems Inc. Stock Incentive Compensation Plan

        The purpose of this plan is to induce key personnel, including employees, directors, independent contractors, and other persons rendering valued services, to remain in the employ or service of our company, our subsidiaries and affiliates, to attract new personnel and to encourage such personnel to secure or increase on reasonable terms their stock ownership in our company.

        General.    Options granted under the plan are intended to be either incentive stock options or options not intended to be incentive stock options, called non-qualified options, or a combination thereof. We have reserved 5,000,000 shares of our common stock for issuance upon exercise of awards under the plan.

        Administration.    The plan is administered by a stock option committee consisting of Messrs. De Marines, Minihan and Safir.

        Eligibility.    Employees of our company or our affiliates may receive incentive stock options. Non-qualified options may be granted to employees of our company or our affiliates, directors and to independent contractors rendering services to our company or our affiliates.

        Deferred Stock.    An award of deferred stock is an agreement by our company to deliver to a recipient a specified number of shares of common stock at the end of a specified deferral period or periods. Before the issuance and delivery of the deferred stock, the recipient does not have any rights as a stockholder with respect to any shares of deferred stock credited to his or her account. Dividends declared during the deferral period on shares covered by a deferred stock award will be paid to the recipient currently, or deferred and deemed to be reinvested in additional deferred stock, or otherwise reinstated on such terms as the committee may determine at the time of the award. The stock option committee may condition the grant of the deferred stock award or the expiration of the deferral period upon the recipient's achievement of one or more performance goals. Shares of deferred stock credited to the account of the recipient are issued and delivered to the employee at the end of the deferral period under the terms of the deferred stock agreement. The stock option committee may, in its sole discretion, accelerate the delivery of all or any part of a deferred stock award or waive the deferral limitations for all or any part of the deferred stock award.

        Restricted Stock.    An award of restricted stock to a recipient is a grant by our company of a specified number of shares of common stock subject to forfeiture upon the happening of specified events. The certificates representing shares of restricted stock are legended as to sale, transfer, assignment, pledge or other encumbrances during the restriction period and are deposited by the recipient, together with a stock power endorsed in blank, with our company, to be held in escrow during the restriction period. Unless the stock option committee determines otherwise, during the restriction period the recipient has the right to receive dividends from and to vote the shares of restricted stock. The stock option committee may condition the grant of an award of restricted stock or the expiration of the restriction period upon the employee's achievement of one or more performance goals. The stock option committee may, in its sole discretion, modify or accelerate the vesting and delivery of shares of restricted stock.

        Stock Appreciation Rights.    Stock appreciation rights are rights to receive payment in cash, common stock, restricted stock or deferred stock or any combination of these equal to the increase in the fair market value of a specified number of shares of common stock from the date of grant of the rights to the date of exercise. Stock appreciation rights may be granted in tandem with all or a portion of a related option under the plan, or may be granted separately as a freestanding stock appreciation right. A tandem stock appreciation right may be granted either at the time of the grant of the option or at any time thereafter during the term of the option and may be exercisable only to the extent that the related option is exercisable. No stock appreciation right may be exercisable within the first six months of its grant. The base price of a tandem stock appreciation right may only be the option price under the related option. The base price of a freestanding stock appreciation right may not be less than

100% of the fair market value of the common stock, as determined by the stock option committee, on the date of grant.

        Options.    Options give a recipient the right to purchase a specified number of shares of common stock from us for a specified time period at a fixed price. The price per share at which common stock may be purchased upon exercise of an option is determined by the stock option committee; however, in the case of grants of incentive stock options, the price per share may not be less than the fair market value of a share of common stock on the date of grant. In case of any incentive stock option granted to a person who owns stock possessing more than 10% of the total combined voting power of all classes of our capital stock, the option price per share will not be less than 110% of the fair market value of a share of common stock on the date of grant. The option price per share for non-qualified options may be less than the fair market value of a share of common stock on the date of grant.

        Option terms may not be greater than 10 years, or five years in the case of an incentive stock option granted to a holder of 10% or more of the voting power of our capital stock. Except as provided in an option agreement, the price upon exercise of an option will be paid in full at the time of the exercise in cash, or in the sole determination of the stock option committee in shares of common stock at the fair market value on the date of exercise or a combination of cash and shares. In November 2002, we amended the plan to allow, at the sole determination of the committee, the price upon exercise of an option to also be paid by the withholding of shares for which the option is exercisable, by promissory note or by any combination of these methods. In addition, the plan was amended to allow payment of the price upon exercise of an option to be made by delivering irrevocable instructions to a broker to deliver to us the amount of sale or loan proceeds to pay the exercise price. The stock option committee or our board of directors may in their discretion extend the period during which an option held by an employee of, or consultant to, our company or any affiliate may be exercised to a period not to exceed three years following the termination of an employee's employment or service, as the stock option committee or our board of directors may determine to be appropriate in any particular instance.

        Adjustments Upon a Change in Control.    Except as otherwise provided by applicable agreement, upon the occurrence of a change in control, excluding a hostile change of control, the stock option committee may elect to provide that all outstanding options and stock appreciation rights will immediately vest and become exercisable, each deferral period and restriction period will immediately lapse, or all shares of deferred stock subject to outstanding awards will be issued and delivered to the recipient. In the event of a hostile change in control, each of the foregoing actions will occur automatically upon the occurrence of the hostile change in control. At any time before a change in control, the stock option committee may, without the consent of any recipient:

  •
  require the entity effecting the change in control or a parent or subsidiary of the entity to assume each outstanding stock incentive award or substitute an equivalent stock incentive award, or

  •
  terminate and cancel all outstanding stock incentive awards upon the change in control and pay the recipient cash equal to the product of (x) the difference between the fair market value of common stock on the date of the change in control and the exercise price of the stock incentive award and (y) the number of shares of common stock subject to the stock incentive award.

        Effective Date, Termination and Amendment.    The plan will remain effective until March 10, 2012, or the date it is terminated by our board of directors. Under the provisions of Section 16 of the plan, our board of directors has the power to amend, suspend or terminate the plan at any time; however, the board may not effect any of the following amendments without stockholder approval:

  •
  increasing the total number of shares available for issuance under the plan;

  •
  changing the class of individuals eligible to participate under the plan;

  •
  changing the manner of determining the option prices which would result in a decrease in the option or stock incentive award price; or

  •
  extending the period during which a stock incentive award may be granted or exercised.

2002 Employee Stock Purchase Plan

        Effective upon the completion of our initial public offering, we adopted an employee stock purchase plan. The purpose of this plan is to provide a method whereby our employees and those of our eligible subsidiaries, if any, will have an opportunity to acquire a proprietary interest in our company through the purchase of shares of our common stock.

        General.    The plan is an employee stock purchase plan that is intended to comply with the provisions of Section 423 of the U.S. Internal Revenue Code of 1986, as amended, generally referred to as the Code. The plan allows eligible employees who elect to participate in the plan to make purchases of our common stock through payroll deductions at a price of 85% of the fair market value of our common stock on the first day or last day of each offering period, whichever is lower. Any employee who, after purchasing common stock under the plan, would own 5% or more of the total combined voting power or value of all classes of common stock of our company or any of our subsidiaries will not be eligible to participate. Ownership of stock is determined in accordance with the provisions of Section 424(d) of the Code. In addition, an employee is not permitted in any calendar year to purchase common stock under the plan with a fair market value of more than $25,000.

        Administration.    The plan is administered by our compensation committee, which is authorized to decide questions of eligibility and to make rules and regulations for the administration and interpretation of the plan, subject to final authority of our board of directors. All determinations of the compensation committee with respect to the plan that are approved by our board of directors are binding. The expenses of administering the plan are borne by us.

        Shares Available Under the Plan.    Under the plan, we will issue an aggregate of not more than 1,000,000 shares of our company's common stock. The maximum number of shares issuable under the plan is subject to adjustment for any dividend, stock split or other relevant change in our capitalization.

        Eligibility.    With certain exceptions, all employees, including officers and directors, who have been employed by us or an eligible subsidiary, if any, for at least three months, are eligible to participate in the plan. The purchase of shares under the plan is voluntary, and we cannot now determine the number of shares to be purchased under the plan in the future by any person or group.

        Operation of the Stock Purchase Plan.    Our common stock will be purchased under the plan through semi-annual offering periods. The first offering began on September 1, 2002 and the second offering began on March 1, 2003. Subsequent offering periods will begin on April 1 and October 1 of each year. Under the plan, eligible employees may elect to withhold up to 10% of their base pay through payroll deductions for purchases of our common stock. The price at which an employee may purchase shares of our common stock is the lower of (i) 85% of the last sale price of a share of our common stock on the Nasdaq National Market on the first day of the offering period or (ii) 85% of such price on the last day of the offering period.

        Amendment.    Our board of directors may at any time, and from time to time, modify, terminate or amend the plan in any respect without obtaining stockholder approval, except where the approval of our stockholders is required as to such modification or amendment under (i) Section 423 of the Code, (ii) Rule 16b-3 of the Exchange Act or any successor provisions or (iii) under any applicable listing requirement of the Nasdaq National Market System.

        The termination, modification or amendment of this plan shall not, without the consent of a participant, affect his or her rights under a purchase option previously granted to the participant. With the consent of the participant affected, our board of directors may amend outstanding purchase options in a manner not inconsistent with the terms of the plan. Our board of directors also has the right to amend or modify the terms and provisions of the plan and of any purchase options previously granted under the plan to the extent necessary to ensure the continued qualification of the plan under Section 423 of the Code and Rule 16b-3. The plan also contains provisions relating to the disposition of purchase options in the event of certain mergers or other significant transactions in which we may be involved.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Comverse Technology and its Subsidiaries

        We are a subsidiary of Comverse Technology. Set forth below is a brief description of the existing relationships and agreements between us and Comverse Technology.

        We believe that the terms of the corporate services agreement, the enterprise resource planning, or ERP, software sharing agreement and the satellite services agreement described below are fair to us and are no less favorable to us from those we could have obtained from an unaffiliated third party. We reached this conclusion based on, in the case of the corporate services agreement, discussions with unaffiliated third party providers of comparable services, and in the case of the ERP software sharing agreement and the satellite services agreement, our affiliates' estimated costs in providing such services.

Corporate Services Agreement

        We have a corporate services agreement with Comverse Technology. Under this agreement, Comverse Technology provides us with the following services:

  •
  maintaining in effect general liability and other insurance policies providing coverage for us;

  •
  maintaining in effect a policy of directors' and officers' insurance covering our directors and officers;

  •
  administration of employee benefit plans;

  •
  routine legal services; and

  •
  consulting services with respect to our public relations.

        During fiscal 2000, fiscal 2001 and fiscal 2002, we recorded expenses of $500,000, $500,000 and $525,000 respectively, for the services provided by Comverse Technology. As of February 1, 2003, we will pay Comverse Technology a quarterly fee of $143,750, subject to adjustment and annual increases, for services provided by Comverse Technology during each fiscal quarter. In addition, we agreed to reimburse Comverse Technology for any out-of-pocket expenses incurred by Comverse Technology in providing the services. During fiscal 2000, fiscal 2001 and fiscal 2002, no amounts were paid or accrued to Comverse Technology for reimbursement of out-of-pocket expenses. The term of this agreement extends to January 31, 2005 and is automatically extended for additional twelve-month periods, unless terminated by either Comverse Technology or us.

Enterprise Resource Planning Software Sharing Agreement

        In January 2002, we entered into an ERP software sharing agreement with Comverse Ltd., a subsidiary of Comverse Technology. Under this agreement, Comverse Ltd. agreed to continue to share the use of specific ERP software with us and undertook to exert its reasonable commercial efforts to arrange for the ongoing operation, maintenance and support of the software for an annual fee of $100,000. The terms of the ERP software sharing agreement and the fee payable to Comverse Ltd. were determined by arm's-length negotiations between us and Comverse Ltd. We were charged $200,000, $100,000 and $100,000 during fiscal 2000, fiscal 2001 and fiscal 2002, respectively, for ERP support services. This agreement expires February 1, 2004, and automatically renews for successive one year terms unless terminated upon six months prior written notice. The first time notice of termination may be given is on February 1, 2004.

Satellite Services Agreement

        In January 2002, we entered into a satellite services agreement with Comverse, Inc., a subsidiary of Comverse Technology, pursuant to which Comverse, Inc. and its subsidiaries provide us with the exclusive use of the services of specified employees of Comverse, Inc. and its facilities where such employees are located. Under this agreement, we pay Comverse, Inc. a fee, which is equal to the expenses Comverse, Inc. incurs in providing these services plus ten percent. During fiscal 2000, fiscal 2001 and fiscal 2002, we recorded expenses of $1,193,000, $1,817,000 and $1,809,000, respectively, for services rendered by Comverse, Inc. under this agreement.

Other Transactions with Other Subsidiaries of Comverse Technology

        We charge subsidiaries of Comverse Technology for services relating to the use of our facilities and employees. Charges to these subsidiaries were approximately $1,006,000, $1,030,000 and $175,000 for fiscal 2000, fiscal 2001 and fiscal 2002, respectively. In addition, we sold products to subsidiaries of Comverse Technology. Sales to these subsidiaries were approximately $0, $0 and $8,000 for fiscal 2000, fiscal 2001 and fiscal 2002, respectively.

        We also purchased products and services from other subsidiaries of Comverse Technology in the ordinary course of business. Purchases from these subsidiaries were approximately $0, $2,000 and $18,000 for fiscal 2000, fiscal 2001 and fiscal 2002, respectively.

Federal Income Tax Sharing Agreement

        We have a tax sharing agreement with Comverse Technology. Comverse Technology is the parent company of a group of companies for which Comverse Technology files a consolidated federal income tax return. Prior to our initial public offering, we were included in the Comverse Technology consolidated group for federal income tax purposes and did not file our own federal income tax return. Upon completion of our initial public offering, we ceased to be included in the Comverse Technology consolidated group for federal income tax purposes and started filing federal tax returns on a stand-alone basis. Under the terms of the tax sharing agreement, during years in which Comverse Technology filed a consolidated federal income tax return which includes us, we were required to pay Comverse Technology an amount equal to our separate tax liability computed by Comverse Technology in its reasonable discretion. Our separate tax liability generally is the amount of federal income tax that we would owe if we had filed a tax return independent of the Comverse Technology group. If the calculation of our tax liability for any year results in a net operating loss or capital loss, we are not entitled to receive any payments from Comverse Technology with respect to such loss in such year or as a result of carrying such loss back to any prior year or forward to any future year, or otherwise to take such loss into account in determining our liability to Comverse Technology, including in the event that Comverse Technology utilizes such loss to reduce its own tax liability so that such loss is not available to us in the event of deconsolidation. The tax sharing agreement also provides for certain payments in the event of adjustments to the tax liability. The tax sharing agreement continues in effect until 60 days after the expiration of the applicable statute of limitations with respect to the final year of the Comverse Technology consolidated group which includes us.

Patent License Agreement

        Our affiliate, Comverse Patent Holding, granted Lucent GRL a non-exclusive license to those patents now owned by Comverse Patent Holding or for which Comverse Patent Holding has a right to license and to those patents granted to Comverse Patent Holding or for which Comverse Patent Holding obtains the right to license during the term of that arrangement. In return, Comverse Patent Holding was granted a non-exclusive license to certain patents now owned by Lucent GRL or for which Lucent GRL has the right to license and to those patents granted to Lucent GRL or for which Lucent GRL obtains the right to license during the term of that arrangement. Under that arrangement, Comverse Patent Holding has the right to grant a sublicense to us. In connection with that arrangement, effective December 30, 1999, we entered into a patent license agreement with Comverse Patent Holding under which we have granted a non-exclusive royalty-free license to Comverse Patent

Holding with the right to sublicense to Lucent GRL our patents and those patents granted to us or for which we obtain the right to license during the term of the agreement. In return, Comverse Patent Holding granted to us a non-exclusive royalty-free sublicense to all patents that are licensed by Lucent GRL to Comverse Patent Holding. We believe that the value of our sublicense from Comverse Patent Holding is greater than the value of our license to Comverse Patent Holding.

Registration Rights Agreement

        We have entered into a registration rights agreement with Comverse Technology. Under this agreement, Comverse Technology may require us on one occasion to register our common stock for sale on Form S-1 under the Securities Act if we are not eligible to use Form S-3 under that Act. After we become eligible to use Form S-3, Comverse Technology may require us on unlimited occasions to register our common stock for sale on this form. Comverse Technology will also have an unlimited number of piggyback registration rights. This means that any time we register our common stock for sale, Comverse Technology may require us to include shares of our common stock held by it in that offering and sale. Comverse Technology will not be allowed to exercise any registration rights during the 90-day lock-up period.

        We have agreed to pay all expenses that result from registration of our common stock under the registration rights agreement, other than underwriting commissions for such shares and taxes. We have also agreed to indemnify Comverse Technology, its directors, officers and employees against liabilities that may result from its sale of our common stock, including Securities Act liabilities.

Business Opportunities Agreement

        We have a business opportunities agreement with Comverse Technology which addresses potential conflicts of interest between Comverse Technology and us. This agreement allocates between Comverse Technology and us opportunities to pursue transactions or matters that, absent such allocation, could constitute corporate opportunities of both companies. We are precluded from pursuing an opportunity offered to any person who is a director of our company but not an officer or employee of our company and who is also an officer or employee of Comverse Technology, unless Comverse Technology fails to pursue such opportunity diligently. Comverse Technology is precluded from pursuing an opportunity offered to any person who is a director of Comverse Technology but not an officer or employee of Comverse Technology and who is also an officer or employee of our company, unless we fail to pursue such opportunity diligently. We are also precluded from pursuing an opportunity offered to any person who is an employee or officer of both companies or a director of both companies, unless Comverse Technology fails to pursue such opportunity diligently. Accordingly, we may be precluded from pursuing transactions or opportunities that we would otherwise be able to pursue if we were not affiliated with Comverse Technology. We have agreed to indemnify Comverse Technology and its directors, officers, employees and agents against any liabilities arising out of any claim that any provision of the agreement or the failure to offer any business opportunity to us violates or breaches any duty that may be owed to us by Comverse Technology or any such person.

Proxy Agreement with the Department of Defense

        We and Comverse Technology are parties to a proxy agreement with the Department of Defense concerning the ownership and operations of our subsidiary Verint Technology Inc. See "Business-Proxy Agreement with the Department of Defense."

Contribution Agreement

        In July 2000, Comverse Technology acquired all of the outstanding shares of common stock of Loronix in exchange for the issuance of 1,994,806 shares of Comverse Technology common stock and assumption of options to purchase the equivalent of 370,101 shares of common stock of Comverse Technology. In addition, in July 2000, Comverse Technology acquired all of the outstanding equity interests in Syborg in exchange for the issuance of 201,251 shares of Comverse Technology common stock.

        We and Comverse Technology entered into a contribution agreement, dated as of February 1, 2001, pursuant to which we acquired from Comverse Technology all of the outstanding shares of Loronix and all of the outstanding shares of Comverse GmbH, which directly and through a wholly-owned subsidiary holds all of the partnership interests in Syborg, in exchange for 6,759,277 shares of our common stock. Under this agreement, we received all of the burdens, benefits and incidents of ownership in each of the companies as of February 1, 2001. This transaction was designed to qualify as a tax-free exchange pursuant to section 351(a) of the Code.

        This transaction was accounted for as a pooling of interests.

Sale of Comverse Media Holding Inc.

        On February 1, 2001, we sold 100% of the capital stock of Comverse Media Holding Inc., or Media, to Comverse, Inc. The purchase price for the shares of Media was $100,000, which was paid by a reduction in intercompany debt that we owed to Comverse, Inc.

Indemnification Agreement with Comverse Technology

        On January 31, 2002, we entered into an indemnification agreement with Comverse Technology pursuant to which Comverse Technology agreed to indemnify us for any damages that may arise from two specified disputes which are not material to us. In return, we granted to Comverse Technology the exclusive control of the settlement and defense of these disputes, and we agreed to fully cooperate with Comverse Technology in any such settlement or defense.

Transactions with an Affiliate

        We sell products and services to Verint Systems (Singapore) PTE LTD. (formerly Comverse Infosys (Singapore) PTE LTD.), or Verint Singapore, an affiliated systems integrator in which we hold a 50% equity interest. Sales to Verint Singapore were approximately $4,271,000, $4,024,000 and $2,286,000 for the fiscal years ended January 31, 2001, 2002 and 2003, respectively. We sell our products and services to Verint Singapore on the same terms that we sell similar products and services to our non-affiliated customers. In addition, we were charged for marketing and office service fees by Verint Singapore. These fees were approximately $270,000, $490,000 and $361,000 for fiscal 2000, fiscal 2001 and fiscal 2002, respectively. We believe that Verint Singapore has determined these charges on the basis of its estimated costs in providing such services.

Guarantees of Our Obligations to Third Parties

        During fiscal 2000 and fiscal 2001, we were charged interest on balances owed to Comverse Technology in an amount equal to approximately $2,142,000 and $1,458,000, respectively. The interest rate on our indebtedness to Comverse Technology was the three-month LIBOR rate. The principal amount of the indebtedness owed to Comverse Technology and the related accrued and unpaid interest was due on demand and was repaid on January 31, 2002 with the proceeds of a bank loan. We do not expect to be dependent on Comverse Technology for our financing needs for the foreseeable future.

        Comverse Technology has guaranteed the payment of rent and the performance of all other obligations under the leases for our facilities in Woodbury, New York which expired in April 2003 and the lease for our vacated facility in the United Kingdom.

        In addition, Comverse Technology has guaranteed the payment of the convertible note issued by us to Lanex, LLC. Comverse Technology also guaranteed a $42 million term loan that we borrowed from a bank on January 31, 2002. We repaid this loan on February 23, 2003.

Employment Agreement with David Ledwell

        Loronix entered into an employment agreement with David Ledwell, one of our directors, pursuant to which Mr. Ledwell served as Loronix's President and Chief Executive Officer. The term of Mr. Ledwell's employment agreement was for two years from July 14, 2000. Pursuant to the employment agreement, Mr. Ledwell received an annual base salary of $200,000 since July 14, 2000. In addition, Mr. Ledwell received a bonus of approximately $51,000 for fiscal 2000, $40,000 for fiscal 2001 and $100,000 for fiscal 2002. In August 2000, Mr. Ledwell also received options to purchase 24,000 shares of Comverse Technology common stock. On May 1, 2003, Mr. Ledwell ceased serving as Loronix's President and Chief Executive Officer and became our Chief Strategic Officer. In that capacity, Mr. Ledwell continues to receive the same base salary as under his employment agreement, as well as a bonus to be determined at the discretion of our compensation committee.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table contains information with respect to the beneficial ownership of our common stock as of April 30, 2003, as adjusted to give effect to the issuance and sale of 149,731 shares of common stock to the selling stockholders on May 21, 2003 in connection with the SmartSight acquisition, and as further adjusted to reflect the sale of common stock in this offering by:

  •
  each person who we know beneficially owns more than 5% of our common stock;

  •
  each of our current directors, nominee directors and named executive officers individually;

  •
  all of our current directors, nominee directors and executive officers as a group; and

  •
  each stockholder who is selling shares in this offering.

        Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock. Share ownership in each case includes shares issuable upon exercise of outstanding options that are exercisable within 60 days after April 30, 2003. Each of our directors and executive officers who is also a director or officer of Comverse Technology disclaims ownership of the shares of our common stock owned by Comverse Technology.

							Number of Options Not Exercisable Within 60 Days After April 30, 2003
	Shares of Common Stock Beneficially Owned Before the Offering(1)				Shares of Common Stock Beneficially Owned After the Offering
				Number of Shares to be Sold in the Offering
	Number		Percentage(2)		Number	Percentage(3)
Principal Stockholders: Comverse Technology, Inc. 170 Crossways Park Drive, Woodbury, NY 11797	18,589,023		77.6%	—	18,589,023	64.5%	—
Directors, Nominee Directors and Executive Officers:
Kobi Alexander(4)	475,931	(5)	2.0%	—	475,931	1.6%	—
Dan Bodner(6)	180,530	(7)	*	—	180,530	*	161,703
Igal Nissim(8)	85,373	(7)	*	—	85,373	*	63,237
David T. Ledwell	14,678	(7)	*	—	14,678	*	29,676
William F. Sorin(9)	3,669	(7)	*	—	3,669	*	2,202
Paul D. Baker(10)	3,203	(11)	*	—	3,203	*	4,647
Victor De Marines	5,000	(7)	*	—	5,000	*	—
David Kreinberg(12)	3,670	(7)	*	—	3,670	*	8,071
Kenneth A. Minihan	5,000	(7)	*	—	5,000	*	—
Harris T. Oliner(13)	1,468	(7)	*	—	1,468	*	3,669
Paul Robinson(14)	2,936	(7)	*	—	2,936	*	4,647
Howard Safir	5,000	(7)	*	—	5,000	*	—
Larry Myers	—		—	—	—	—	—
All executive officers, directors and nominee directors as a group (thirteen persons)	786,458	(15)	3.2%	—	786,458	2.7%	277,852
Selling Stockholders:
CDP Accès Capital Inc.	39,755		*	39,755	—	—	—
André Boucher(16)	32,470		*	32,470	—	—	—
Willie Kouncar(17)	38,753		*	38,753	—	—	—
Jean-Paul Saindon(18)	38,753		*	38,753	—	—	—

*
Less than 1%

(1)
Unless otherwise indicated and except pursuant to applicable community property laws, to our knowledge, each person or entity listed in the table above has sole voting and investment power with respect to all shares of common stock listed as owned by such person or entity.

(2)
Based on 23,815,728 shares of common stock outstanding at April 30, 2003 plus the 149,731 shares of common stock issued to the selling stockholders on May 21, 2003 in connection with the SmartSight acquisition.

(3)
Based on 28,815,728 shares of common stock outstanding immediately following this offering.

(4)
Mr. Alexander beneficially owns 25,260 shares of Comverse Technology common stock and options to purchase 4,368,862 shares of Comverse Technology common stock exercisable within 60 days after April 30, 2003.

(5)
Mr. Alexander beneficially owns 116,357 shares of our common stock and options to purchase 359,574 shares of our common stock exercisable within 60 days after April 30, 2003.

(6)
Mr. Bodner beneficially owns 35,774 shares of Comverse Technology common stock and options to purchase 30,813 shares of Comverse Technology common stock exercisable within 60 days after April 30, 2003.

(7)
Consists of shares of our common stock issuable upon the exercise of options exercisable within 60 days after April 30, 2003.

(8)
Mr. Nissim beneficially owns 1,825 shares of Comverse Technology common stock and options to purchase 27,282 shares of Comverse Technology common stock exercisable within 60 days after April 30, 2003.

(9)
Mr. Sorin beneficially owns options to purchase 116,857 shares of Comverse Technology common stock exercisable within 60 days after April 30, 2003.

(10)
Mr. Baker beneficially owns options to purchase 57,299 shares of Comverse Technology common stock exercisable within 60 days after April 30, 2003.

(11)
Mr. Baker beneficially owns 1,000 shares of our common stock and options to purchase 2,203 shares of our common stock exercisable within 60 days after April 30, 2003.

(12)
Mr. Kreinberg beneficially owns 17,728 shares of Comverse Technology common stock and options to purchase 188,342 shares of Comverse Technology common stock exercisable within 60 days after April 30, 2003.

(13)
Mr. Oliner beneficially owns options to purchase 9,562 shares of Comverse Technology common stock exercisable within 60 days after April 30, 2003.

(14)
Mr. Robinson beneficially owns options to purchase 38,354 shares of Comverse Technology common stock exercisable within 60 days after April 30, 2003.

(15)
Consists of 117,357 shares of our common stock and options to purchase 669,101 shares of our common stock exercisable within 60 days after April 30, 2003.

(16)
Following our acquisition of SmartSight Networks Inc. on May 21, 2003, Mr. Boucher became an employee of one of our subsidiaries.

(17)
Following our acquisition of SmartSight Networks Inc. on May 21, 2003, Mr. Kouncar became the Chief Technology Officer of one of our subsidiaries.

(18)
Following our acquisition of SmartSight Networks Inc. on May 21, 2003, Mr. Saindon became the President of one of our subsidiaries.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.001 per share and 2,500,000 shares of preferred stock, par value $0.001 per share. We refer you to our certificate of incorporation and by-laws, both of which have been filed with the Securities and Exchange Commission, and the applicable provisions of the Delaware General Corporation Law.

Common Stock

        Voting Rights.    Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, Comverse Technology, our controlling stockholder, may elect all of the directors standing for election.

        Dividends.    Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as the board of directors may declare on the common stock out of funds legally available for that purpose.

        Liquidation.    Upon our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after the payment of all debts and other liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Preferred Stock

        There are no shares of preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue up to 2,500,000 shares of preferred stock, par value $0.001 per share, in one or more series and to fix the powers, preferences, privileges and rights thereof, and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue any shares of preferred stock.

Provisions of Delaware Law and Our Certificate of Incorporation and By-laws and State Law Provisions With Potential Antitakeover Effect

Certificate of Incorporation; By-laws

        Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise.

        Advance Notice Procedures.    Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of. our board of directors or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected will be eligible for election as directors. The procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our board of directors or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

        Authorized but Unissued Shares.    The authorized but unissued shares of common stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, or DGCL, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

  •
  the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) shares owned:

  •
  by persons who are directors and also officers; and

  •
  employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Limitation of Liability of Directors and Officers

        Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for damages for breach of any duty owed to us or our stockholders except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions which are not taken or omitted to be taken in good faith or which involve intentional misconduct or knowing violation of the law;

  •
  any matter for which a director shall be liable for willfully or negligently approving an unlawful payment of dividends or an unlawful purchase or redemption of stock under the DGCL; or

  •
  having derived an improper personal benefit.

Indemnification of Directors and Officers

        Our certificate of incorporation provides that every person who is or was our director, officer, employee or agent or is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at our request, shall be indemnified to the fullest extent permitted by law for all expenses and liabilities in connection with any proceeding involving such person in this capacity. We entered into an indemnification agreement with each of our directors and officers under which we agreed to provide indemnification and expense reimbursement as outlined above.

        We have agreed to indemnify Comverse Technology and its directors, officers, employees and agents against any liabilities arising out of any claim that any provision of the business opportunities agreement entered into by us and Comverse Technology breaches any duty that may be owed to us by Comverse Technology or any such person.

        Under the corporate services agreement described in "Certain Relationships and Related Party Transactions—Relationship with Comverse Technology and its Subsidiaries" above, Comverse Technology has directors' and officers' liability insurance which also provides coverage for our officers and directors.

        Each of our directors who is also a director and/or officer of Comverse Technology has an indemnification agreement with Comverse Technology. Under this agreement, Comverse Technology has agreed to indemnify such person against losses and expenses, to the extent permitted by law, incurred by such person in connection with his service as a director and/or officer of Comverse Technology or any of its subsidiaries.

Listing

        Our common stock is traded on the Nasdaq National Market under the symbol "VRNT".

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

SHARES ELIGIBLE FOR FUTURE SALE

        Sales of substantial amounts of our common stock in the public market after the offering could cause the market price of our common stock to fall and could affect our ability to raise equity capital in the future on terms favorable to us.

        Upon completion of this offering, we will have issued and outstanding an aggregate of 28,815,728 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

        18,934,238 shares of our common stock, being the number of shares of our common stock that will be outstanding upon completion of this offering, excluding the shares offered in this offering, the shares sold in our initial public offering, shares issued upon exercise of options under our stock option plan after their registration under the Securities Act and shares sold under our employee stock purchase plan, will be restricted securities, as defined in Rule 144 under the Securities Act, and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which rule is summarized below. Subject to the provisions of Rule 144, these shares will be available for sale in the public market as follows:

  •
  227,858 shares will be available for immediate sale in the public market after the date of this prospectus; and

  •
  18,706,380 shares will be available for sale upon the expiration of lock-up agreements 90 days after the date of this prospectus.

Lock-up Agreements

        We and the selling stockholders have agreed not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus. In addition, all of our executive officers and directors and Comverse Technology have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 90 days from the date of this prospectus.

        The restrictions described in the foregoing paragraph do not limit our ability to:

  •
  sell shares of common stock to the underwriters;

  •
  issue shares of common stock under employee benefit plans or upon exercise of options under employee benefit plans or issue any options to acquire shares of common stock under employee benefit plans; or

  •
  issue shares of common stock or other securities upon exercise of currently outstanding options, warrants or rights.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of common stock that are restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 288,157 shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

        Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares immediately after the date of this prospectus without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

        We have entered into a registration rights agreement with Comverse Technology. See "Certain Relationships and Related Party Transactions—Relationship with Comverse Technology and its Subsidiaries." In addition, we have entered into a registration rights agreement with the selling stockholders. See "Prospectus Summary—Recent Developments." We do not have any other contractual obligations to register our common stock.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders. A "Non-U.S. Holder" is a beneficial owner of our common stock that holds our common stock as a capital asset and who is generally an individual, corporation, estate or trust other than:

  •
  an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

  •
  a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any subdivision thereof;

  •
  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

  •
  a trust subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

        The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including partnerships or other pass-through entities and their owners, banks and insurance companies, tax-exempt entities, dealers in securities, holders of securities held as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction transaction, certain U.S. expatriates (including certain former citizens or residents of the U.S.) and persons who hold or receive common stock as compensation). This disclosure does not address the U.S. federal income tax consequences to a Non-U.S. holder who owns, directly or indirectly, 5% or more of our common stock. The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

        The following summary is included herein for general information. Accordingly, each prospective Non-U.S. Holder is urged to consult a tax advisor with respect to the federal, state, local or non-U.S. tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

        For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the U.S. Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate that an applicable income tax treaty may specify.

Dividends

        Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless the dividends are U.S. trade or business income and the Non-U.S. Holder files a properly executed IRS Form W-8ECI with the withholding agent.

        The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Generally, to claim the benefits of an income tax treaty, a Non-U.S. Holder of common stock will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements, including, in certain cases, the request to obtain and furnish an IRS taxpayer identifying number. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its tax advisor on its entitlement to benefits under a relevant income tax treaty.

Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or exchange of common stock unless:

  •
  the gain is U.S. trade or business income;

  •
  the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the sale or exchange and meets other requirements; or

  •
  we are or have been a "U.S. real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

        The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC when a Non-U.S. Holder sells its shares of common stock.

Federal Estate Taxes

        Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

Dividends

        We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding or that is exempt from U.S. withholding tax pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Dividends paid to Non-U.S. Holders of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Disposition of Common Stock

        The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge (or reason to know) that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge, or reason to know, to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

UNDERWRITING

        Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., J.P. Morgan Securities Inc., U.S. Bancorp Piper Jaffray Inc. and Morgan Keegan & Company, Inc., are acting as representatives, has severally agreed to purchase from us and the selling stockholders, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
J.P. Morgan Securities Inc.
U.S. Bancorp Piper Jaffray Inc.
Morgan Keegan & Company, Inc.

Total	5,000,000

        The underwriting agreement provides that the underwriters' obligations to purchase our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, which include:

  •
  if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commission and Expenses

        The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $         per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $         per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

        The following table summarizes the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. The underwriting discounts and commissions are equal to the public offering price per share, less the amount paid to us per share. The underwriting discounts and commissions equal         % of the public offering price.

	Without Over-Allotment	With Over-Allotment
Paid by us	$	$
Paid by the selling stockholders	$	$

        We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $       million. The underwriters have agreed to pay a portion of our offering expenses.

Over-Allotment Option

        We have granted to the underwriters an option to purchase up to an aggregate of 750,000 shares of common stock, exercisable solely to cover over-allotments, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table.

Lock-up Agreements

        We and the selling stockholders have agreed not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus. In addition, all of our executive officers and directors and Comverse Technology have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 90 days from the date of this prospectus.

        The restrictions described in the foregoing paragraph do not limit our ability to:

  •
  sell shares of common stock to the underwriters;

  •
  issue shares of common stock under employee benefit plans or upon exercise of options under employee benefit plans or issue any options to acquire shares of common stock under employee benefit plans; or

  •
  issue shares of common stock or other securities upon exercise of currently outstanding options, warrants or rights.

Indemnification

        We and the selling stockholders have agreed in the underwriting agreement to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholders nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

        In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before commencement of offerings or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

Stamp Taxes

        Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part and should not be relied upon by investors.

LEGAL MATTERS

        Weil, Gotshal & Manges LLP, New York, New York has passed upon the validity of the shares on our behalf. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.

EXPERTS

        The consolidated financial statements of our company and its subsidiaries as of January 31, 2002 and 2003 and for each of the three years in the period ended January 31, 2003, included in and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus by referring you to publicly filed documents that contain the omitted information. We provide a list of all documents we incorporate by reference in this prospectus under "Incorporation by Reference" below.

        You may read and copy the information that we incorporate by reference in this prospectus as well as other reports, proxy statements and other information that we file with the SEC at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information that registrants, such as our company, file electronically with the SEC.

        Each person to whom a prospectus is delivered may also request a copy of those materials, free of cost, by writing us at the following address: Verint Systems Inc., 330 South Service Road, Melville, New York 11747, Attention: Peter Fante, or by telephoning us at 631-962-9600.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus is accurate as of any date other than the date such information is presented, or, with respect to information incorporated by reference from reports or documents filed with the SEC, as of the date such report or document was filed. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus by referring you to publicly filed documents that contain the omitted information. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information were included in this prospectus. Except as otherwise indicated, we incorporate by reference in this prospectus the documents listed below and any additional documents we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering of the securities is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and does not contain all of the information set forth in the registration statement.

        The following documents that we previously filed with the SEC are incorporated herein by reference:

  (1)
  our Annual Report on Form 10-K for the fiscal year ended January 31, 2003;

  (2)
  our Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2003;

  (3)
  our Current Report on Form 8-K, filed on May 19, 2003; and

  (4)
  the description of our common stock, par value $0.001 per share, contained in our Registration Statement on Form 8-A, filed with the SEC on May 1, 2002.

        We will provide, free of charge, to any person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless specifically incorporated by reference. To request a copy of those documents, you should write us at the following address: Verint Systems Inc., 330 South Service Road, Melville, New York 11747, Attention: Peter Fante, or telephone us at 631-962-9600.

VERINT SYSTEMS INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Verint Systems Inc.
Woodbury, New York

        We have audited the accompanying consolidated balance sheets of Verint Systems Inc. and subsidiaries (the "Company") as of January 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Jericho, New York
March 10, 2003 (May 21, 2003 as to Notes 1 and 2)

VERINT SYSTEMS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JANUARY 31, 2002 AND 2003

(IN THOUSANDS, EXCEPT SHARE DATA)

	2002	2003
ASSETS
Current Assets:
Cash and cash equivalents	$49,860	$133,933
Accounts receivable, net	27,005	25,529
Inventories	7,488	8,866
Due from related parties	3,813	1,763
Prepaid expenses and other current assets	4,987	4,066

Total current assets	93,153	174,157
Property and equipment, net	12,486	12,965
Other assets	11,087	19,928

Total assets	$116,726	$207,050

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$37,508	$42,465
Advance payments from customers	13,518	19,013
Current maturities of long-term bank loans	167	42,199
Due to related parties	800	1,157

Total current liabilities	51,993	104,834
Convertible note	—	2,200
Long-term bank loans	43,456	1,678
Liability for severance pay	1,265	1,173
Other liabilities	1,277	999

Total liabilities	97,991	110,884

Commitments and Contingencies (Note 16)
Stockholders' Equity:
Preferred stock; $0.001 par value—authorized 2,500,000 shares; no shares issued and outstanding	—	—
Common stock, $0.001 par value—authorized 120,000,000 shares; issued and outstanding, 18,890,630, and 23,665,717 shares	19	24
Additional paid-in capital	63,447	130,748
Accumulated deficit	(45,002)	(34,855)
Cumulative translation adjustment	271	249

Total stockholders' equity	18,735	96,166

Total liabilities and stockholders' equity	$116,726	$207,050

See notes to consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED JANUARY 31, 2001, 2002 AND 2003

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	2001	2002	2003
Sales:
Product revenues	$124,420	$109,964	$130,360
Service revenues	17,257	21,271	27,415

	141,677	131,235	157,775

Cost of sales:
Product costs	66,622	51,557	56,484
Service costs	15,171	18,350	21,569

	81,793	69,907	78,053

Gross profit	59,884	61,328	79,722
Operating expenses:
Research and development, net	14,249	15,184	17,357
Selling, general and administrative	48,162	45,923	52,314
Acquisition expenses	3,510	—	—
Workforce reduction, restructuring and impairment charges	1,528	2,754	—

Income (loss) from operations	(7,565)	(2,533)	10,051
Interest income	2,151	1,542	1,781
Interest expense	(2,409)	(1,714)	(1,270)
Other, net	(239)	(392)	1,755

Income (loss) before income taxes	(8,062)	(3,097)	12,317
Income tax provision	497	1,552	2,170

Net income (loss)	$(8,559)	$(4,649)	$10,147

Earnings (loss) per share:
Basic	$(0.46)	$(0.25)	$0.46

Diluted	$(0.46)	$(0.25)	$0.43

See notes to consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED JANUARY 31, 2001, 2002 AND 2003

(IN THOUSANDS, EXCEPT SHARE DATA)

	Common Stock
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders' Equity
Balance, February 1, 2000	18,619,846	$19	$61,511	$(30,577)	$(57)	$30,896
Comprehensive loss:
Net loss				(8,559)
Translation adjustment					94
Total comprehensive loss						(8,465)
Change in year end of pooled companies				(1,217)		(1,217)
Issuance of subsidiaries' stock to third parties			704			704
Exercise of stock options of subsidiary			338			338
Exercise of stock options	117,714		269			269

Balance, January 31, 2001	18,737,560	19	62,822	(40,353)	37	22,525
Comprehensive loss:
Net loss				(4,649)
Translation adjustment					234
Total comprehensive loss						(4,415)
Exercise of stock options	153,070		327			327
Sale of subsidiary shares to affiliate			298			298

Balance, January 31, 2002	18,890,630	19	63,447	(45,002)	271	18,735
Comprehensive income:
Net income				10,147
Translation adjustment					(22)
Total comprehensive income						10,125
Net proceeds from initial public offering	4,500,000	4	65,351			65,355
Exercise of stock options	275,087	1	1,891			1,892
Stock-based employee compensation cost			59			59

Balance, January 31, 2003	23,665,717	$24	$130,748	$(34,855)	$249	$96,166

See notes to consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JANUARY 31, 2001, 2002 AND 2003

(IN THOUSANDS)

	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(8,559)	$(4,649)	$10,147
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,740	7,394	9,407
Provision for doubtful accounts	2,183	(468)	12
Asset write-downs and impairments	7,399	—	—
Changes in assets and liabilities:
Accounts receivable	(6,413)	1,964	3,234
Inventories	461	3,473	(203)
Prepaid expenses and other current assets	(3,877)	2,809	963
Accounts payable and accrued expenses	5,551	3,600	4,677
Advance payments from customers	6,888	(148)	5,044
Liability for severance pay	(43)	141	(92)
Due to/from related parties	(2,868)	(3,639)	2,407
Other	85	(652)	698

Net cash provided by operating activities	8,547	9,825	36,294

Cash flows from investing activities:
Cash paid for business combination	—	—	(9,706)
Purchase of property and equipment	(6,332)	(4,330)	(4,855)
Capitalization of software development costs	(4,252)	(4,146)	(4,767)

Net cash used in investing activities	(10,584)	(8,476)	(19,328)

Cash flows from financing activities:
Net proceeds from issuance of common stock in connection with an initial public offering	—	—	65,355
Proceeds from issuance of common stock in connection with exercise of stock options	607	327	1,892
Proceeds from issuance of common stock of subsidiary	250	—	—
Proceeds from long-term bank loan	—	42,000	—
Net proceeds (repayments) of other bank debt	1,336	(115)	(140)
Proceeds from related party loans	7,241	—	—
Repayments of related party loans	—	(37,031)	—

Net cash provided by financing activities	9,434	5,181	67,107

Net increase in cash and cash equivalents	7,397	6,530	84,073
Cash and cash equivalents, beginning of year	35,933	43,330	49,860

Cash and cash equivalents, end of year	$43,330	$49,860	$133,933

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$85	$5,142	$1,054

Cash paid during the year for income taxes	$938	$889	$1,086

See notes to consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2001, 2002 AND 2003

1.    Organization and Business

        Verint Systems Inc. ("Verint" and, together with its subsidiaries, the "Company") was organized as a Delaware corporation on February 23, 1994 under the name "Interactive Information Systems Corporation." The Company is engaged in providing analytic software-based solutions for communications interception, digital video security and surveillance, and enterprise business intelligence.

        On January 30, 1996, the Company changed its name to "Comverse Information Systems Corporation." Effective January 31, 1999, Comverse Infomedia Systems Corp. merged with and into Comverse Information Systems Corporation, changed the name of the Company to Comverse Infosys, Inc. and amended its certificate of incorporation to increase its authorized common stock from 1,500 shares to 100,000,000 shares. On February 1, 2001, the Company amended its certificate of incorporation to increase its authorized stock from 100,000,000 shares to 300,000,000 shares. In February 2002, the name of the Company was changed to Verint Systems Inc.

        In February 2002, the Board of Directors of the Company approved the filing of a registration statement by the Company under the Securities Act of 1933 relating to an initial public offering of the Company's common stock.

        On April 19, 2002, the Board of Directors declared a reverse stock split of the Company's outstanding common stock at the rate of one share of common stock for each 5.11 shares of common stock outstanding. All references to per share amounts and number of shares in these financial statements have been adjusted to reflect this reverse stock split. In addition, the Company amended its certificate of incorporation to change its authorized common stock, $0.001 par value, from 300,000,000 to 120,000,000 and to authorize 2,500,000 shares of preferred stock, $0.001 par value.

        In May 2002, the Company completed an initial public offering of 4,500,000 shares of its common stock at a price of $16.00 per share. The net proceeds of the offering were approximately $65.4 million. The Company intends to use the net proceeds of this offering to finance the growth of its business, as working capital and for general corporate purposes and capital expenditures. In addition, the Company may also use a portion of the proceeds for acquisitions or other investments. In February 2003 the Company repaid a bank loan of $42 million dollars (see note 9).

        On May 16, 2003, the Board of Directors of the Company approved the filing of a registration statement by the Company under the Securities Act of 1933 relating to a public offering of the Company's common stock.

        On May 21, 2003, the Company acquired all of the issued and outstanding shares of SmartSight Networks Inc. for approximately $7.0 million in cash, subject to certain adjustments, and 149,731 shares of common stock of the Company. SmartSight's solutions enable the transmission and management of video from remote locations over IP-based wireless and wireline networks. In connection with this transaction, the Company entered into a registration rights agreement with certain former shareholders of SmartSight. Under the registration rights agreement, the Company agreed to register under the Securities Act of 1933 the shares of common stock of the Company that the Company issued to those former shareholders of SmartSight in connection with the SmartSight acquisition.

2.    Summary of Significant Accounting Policies

        Basis of Presentation—The Company is a majority owned subsidiary of Comverse Technology, Inc. ("Comverse Technology"). Comverse Technology has provided certain corporate and administrative services to the Company and is expected to continue to provide such services for the foreseeable future. See note 13 to the consolidated financial statements. Management believes the consolidated financial statements include all the costs of doing business on a stand-alone basis. The Company believes that its current cash balances and potential cash flow from operations will be sufficient to meet the Company's anticipated working capital, capital expenditures and other activities for at least the next 12 months.

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated. Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over the operating and financing policies, are accounted for under the equity method.

        Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

        Fair Value of Financial Instruments—The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

        Concentration of Credit Risk—Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of cash investments and accounts receivable. The Company places its cash investments with high-credit quality financial institutions and currently invests primarily in bank time deposits and high credit ranking debt securities held to maturity. Accounts receivable are generally diversified due to the number of commercial and government entities comprising the Company's customer base and their dispersion across many geographical regions. As of January 31, 2002 and 2003, the Company's allowance for doubtful accounts was approximately $2,909,000 and $2,545,000 respectively. The Company believes no significant concentration of credit risk exists with respect to these cash investments and accounts receivable. The carrying amounts of these financial instruments are reasonable estimates of their fair value.

        Inventories—Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

        Property and Equipment—Property and equipment are carried at cost less accumulated depreciation and amortization. The Company depreciates its property and equipment, other than buildings, transportation equipment, and leasehold improvements, on a straight-line basis over periods ranging from two to ten years. Buildings are depreciated over thirty years. Transportation equipment is depreciated over a period ranging from three to fifteen years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. The cost of maintenance and repairs is charged to operations as incurred. Significant renewals and improvements are capitalized.

        Income Taxes—The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. A valuation allowance is provided against net deferred tax assets unless, in management's judgment, it is more likely than not that such deferred tax assets will be realized. For federal income tax purposes in the years ended January 31, 2001 and 2002 and for the period from February 1, 2002 until May 15, 2002, the Company's results were included in the Comverse Technology consolidated tax return, due to Comverse Technology retaining beneficial ownership of more than 80% of the total voting power and value of outstanding common stock of the Company. Income taxes were determined as if the Company was a separate taxpayer. Income taxes payable, have been charged to the related parties account in the period that the liability arose, if any.

        Upon completion of the Company's initial public offering on May 15, 2002, Comverse Technology's ownership was reduced below 80% of the voting power and value of the outstanding common stock. The Company will prepare its income tax return on a standalone basis for the period from May 16, 2002 through January 31, 2003. Subsequent to May 15, 2002, income taxes currently payable are charged to accounts payable and accrued expenses in the period the liability arose, if any.

        Revenue and Expense Recognition—Revenue is generally recognized at the time of shipment for sales of systems which do not require significant customization and collection of the resulting receivable is deemed probable by the Company. The Company's systems are generally a bundled hardware and software solution that is shipped together. Amounts received from customers pursuant to the terms specified in contracts but for which revenue has not been recognized are recorded as advance payments from customers. The Company generally has no obligations to customers after the date products are shipped, except for product warranties. The Company generally warranties its products for one year after sale. A provision for estimated warranty costs is recorded at the time of sale.

        Customers may also purchase separate maintenance contracts, which generally consist of bug-fixing and telephone access to Company technical personnel, but in certain circumstances may also include the right to receive unspecified product updates, upgrades and enhancements. Revenue from these maintenance contracts is recognized ratably over the contract period. Amounts received from customers in excess of revenues earned under maintenance contracts are recorded as advance payments from customers.

        Revenue from certain long-term contracts is recognized under the percentage-of-completion method on the basis of physical completion or using actual costs incurred relative to total expected costs under the contract. Revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are recorded as advance payments from customers. Related contract costs include all direct material and labor costs and those indirect costs related to contract performance, and are included in cost of sales in the consolidated statements of operations.

        Expenses incurred in connection with research and development activities, other than certain software development costs that are capitalized, and selling, general and administrative expenses are charged to operations as incurred.

        Cost of Sales—Product costs include the costs associated with manufacturing the Company's products. Service costs include the costs associated with the installation, warranty, and maintenance of the Company's products.

        Software Development Costs—Software development costs are capitalized upon the establishment of technological feasibility and are amortized on a straight-line basis over the estimated useful life of the software, which has been four years or less to date. Amortization begins in the period in which the related product is available for general release to customers. Amortization expenses amounted to $2,967,000, $2,892,000 and $3,721,000 for the years ended January 31, 2001, 2002 and 2003, respectively.

        The Company reviews software development costs for impairment at the end of each fiscal year, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when the estimated net realizable value of the software is less than its carrying amount. The net realizable value is the estimated future gross revenue from the software reduced by the estimated future costs of completing and supporting the software.

        Functional Currency and Foreign Currency Transaction Gains and Losses—The United States dollar (the "dollar") is the functional currency of the major portion of the Company's foreign operations. Most of the Company's sales and materials purchased for manufacturing are denominated in or linked to the dollar. Certain operating costs, principally salaries, of foreign operations are denominated in local currencies. In those instances where a foreign subsidiary has a functional currency other than the dollar, the Company records any necessary foreign currency translation adjustment, reflected in stockholders' equity, at the end of each reporting period.

        Net gains (losses) from foreign currency transactions, included in the consolidated statements of operations, approximated $(541,000), $(741,000), and $2,505,000 for the years ended January 31, 2001, 2002 and 2003, respectively.

        The Company may occasionally enter into foreign exchange forward contracts and options on foreign currencies. The purpose of the Company's foreign currency-hedging activities is to protect the Company from the risk that the eventual dollar cash flows resulting from the sale of products to international customers will be adversely affected by changes in exchange rates. Any gain or loss on a foreign exchange contract which hedges a firm commitment is deferred until the underlying transaction is realized, at which time it is included in the consolidated statement of operations. The Company may also purchase foreign exchange options that permit, but do not require, the Company to exchange foreign currencies at a future date with another party at a contracted exchange rate. To finance premiums paid on such options, from time to time, the Company may also write offsetting options at exercise prices that limit, but do not eliminate, the effect of purchased options as a hedge. As of January 31, 2001, 2002 and 2003, the Company had no outstanding foreign exchange contracts.

        Long-Lived Assets—The Company reviews property, equipment, and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and proceeds from its eventual disposition are less than its carrying amount. Impairment is measured at fair value.

        Stock-Based Employee Compensation—The Company applies the intrinsic-value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based employee compensation. Accordingly, stock-based employee compensation cost is recognized only when employee stock options are granted with exercise prices below the fair market value at the date of grant. Any resulting stock-based employee compensation cost is recognized ratably over the associated service period, which is generally the option vesting period. During the year ended January 31, 2003, the Company recognized stock-based employee compensation cost in the consolidated statement of operations of $59,000 relating to certain employee stock options granted with exercise prices below the fair market value at the date of grant. As of January 31, 2003, 65,898 employee stock options were outstanding with exercise prices below the fair market value at the date of the grant. All other employee stock options have been granted at exercise prices equal to fair market value on the date of grant, and, accordingly, no compensation expenses has been recognized by the Company in the consolidated statement of operations.

        The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation for all periods:

	Year Ended January 31,
	2001	2002	2003
	(In thousands, except per share amounts)
Net income (loss) as reported	$(8,559)	$(4,649)	$10,147
Less: Stock-based employee compensation cost determined under the fair value method, net of related tax effects	(1,760)	(2,962)	(4,192)

Pro forma net income (loss)	$(10,319)	$(7,611)	$5,955

Net income (loss) per share:
Basic—as reported	$(0.46)	$(0.25)	$0.46

Basic—pro forma	$(0.55)	$(0.41)	$0.27

Diluted—as reported	$(0.46)	$(0.25)	$0.43

Diluted—pro forma	$(0.55)	$(0.41)	$0.25

        The fair value of these options was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended January 31,
	2001	2002	2003
Risk free rate	6.53%	4.66%	4.27%
Dividend yield	0%	0%	0%
Volatility	73.5%	79.2%	77.7%
Expected option life	5 years	5 years	5 years

        The weighted-average fair value of options granted for the years ended January 31, 2001, 2002 and 2003 is estimated at $5.72, $5.77 and $12.69 per share, respectively.

        Pervasiveness of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Reclassifications—Certain prior year amounts have been reclassified to conform to the manner of presentation in the current year.

        Effect of New Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather will be reviewed for impairment on a periodic basis. The provisions of SFAS No. 142 were required to be applied starting with fiscal years beginning after December 15, 2001. The adoption of SFAS No. 142 did not have a material effect on the Company's consolidated financial statements.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, development and/or normal operation of a long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002; however, early adoption is encouraged. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's consolidated financial statements.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes certain provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" and certain provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued

operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 was effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The rescission of SFAS No. 4 is effective for fiscal years beginning after May 15, 2002. The remainder of the statement is generally effective for transactions occurring after May 15, 2002 with earlier application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's consolidated financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." This statement addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities. This statement includes the restructuring activities that are currently accounted for pursuant to the guidance set forth in Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", costs related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated—nullifying the guidance under EITF Issue No. 94-3. Under SFAS No. 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date a company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. The adoption of SFAS No. 146 did not have a material effect on the Company's consolidated financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure—an amendment of SFAS Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and does not permit the use of the original SFAS No. 123 prospective method of transition in fiscal years beginning after December 15, 2003. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results, regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. SFAS No. 148 improves the prominence and clarity of the pro forma disclosures required by SFAS No. 123 by prescribing a specific tabular format and by requiring disclosure in the "Summary of Significant Accounting Policies" or its equivalent and improves the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods. The Company has adopted the disclosure requirements of SFAS No. 148 for the fiscal year ended

January 31, 2003. The Company will continue to account for stock-based employee compensation under APB Opinion No. 25 and its related interpretations.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on the Company's consolidated financial statements.

        On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristcs of both Liabilities and Equity." SFAS No. 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. The statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 is not expected to have a material impact on the Company's consolidated financial statements.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees and Indebtedness of Others." The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guaranties that it has issued. The interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurements provisions of the interpretation are applicable on a prospective basis to guaranties issued or modified after December 31, 2002. The Company has made no material guaranties subject to the liability recognition and disclosure provisions of the interpretation.

3.    Research and Development

        A significant portion of the Company's research and development operations are located in Israel where the Company derives substantial benefits from participation in programs sponsored by the Government of Israel for the support of research and development activities conducted in that country. The Company's research and development activities include projects partially funded by the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (the "OCS") under which the OCS reimburses a portion of the Company's research and development expenditures under approved project budgets. The Company is currently involved in several ongoing research and development projects supported by the OCS. The Company accrues royalties to the OCS for the sale of products incorporating technology developed in these projects up to the amount of such funding, linked to the U.S. dollar, plus interest in certain circumstances. In addition, under the terms of the applicable funding agreements, products resulting from projects funded by the OCS may not be manufactured outside of Israel without government approval. The amounts reimbursed by the OCS for the years ended January 31, 2001, 2002 and 2003 were $7,499,000, $5,802,000, and $5,221,000, respectively. As of January 31, 2003, the Company has received approximately $49 million in cumulative grants from the OCS.

4.    Inventories

        Inventories consist of:

	January 31,
	2002	2003
	(In thousands)
Raw materials	$3,640	$5,337
Work in process	1,249	1,405
Finished goods	2,599	2,124

	$7,488	$8,866

5.    Property and Equipment

        Property and equipment consist of:

	January 31,
	2002	2003
	(In thousands)
Fixtures and equipment	$20,352	$23,454
Land	458	515
Building and building improvements	3,891	4,590
Software	1,828	2,603
Transportation vehicles	912	824
Leasehold improvements	581	1,009

	28,022	32,995
Less accumulated depreciation and amortization	15,536	20,030

	$12,486	$12,965

6.    Other Assets

        Other assets consist of:

	January 31,
	2002	2003
	(In thousands)
Software development costs	$25,203	$29,856
Accumulated amortization	(15,748)	(19,355)

Software development costs, net	9,455	10,501
Goodwill	—	7,711
Other assets	1,632	1,716

	$11,087	$19,928

7.    Business Combinations

        On February 1, 2002, the Company acquired the digital video recording business of Lanex LLC. The Lanex business provides digital video recording solutions for security and surveillance applications.

The purchase price consisted of $9,510,000 in cash and a $2,200,000 convertible note issued by the Company. The note is non-interest bearing and matures on February 1, 2004. The holders of the note may elect to convert the note, in whole or in part, into shares of the Company's common stock at a conversion price of $16.06 per share. The note is guaranteed by Comverse Technology. In connection with this acquisition, the Company incurred transaction costs, consisting primarily of professional fees amounting to approximately $196,000.

        The acquisition was accounted for using the purchase method. The purchase price was allocated to those assets acquired and liabilities assumed based on the estimated fair value of those assets and liabilities as of February 1, 2002. Identifiable intangible assets consist of sales backlog, acquired technology, trade name and non-competition agreements and have an estimated useful life of up to six years. The results of operations of Lanex's acquired business have been included in the Company's results of operations since February 1, 2002.

        The following is a summary of the allocation of the purchase price for this acquisition:

(In thousands)
Purchase price	$11,710
Acquisition costs	196

Total purchase price	$11,906

Fair value of net assets acquired	$2,810
Identifiable intangible assets	1,385
Goodwill	7,711

Total purchase price	$11,906

Purchase price paid in cash	$9,706
Convertible note	2,200

Total purchase price	$11,906

        The summary unaudited pro forma condensed consolidated results of operations, assuming the acquisition had occurred on February 1, 2001 would have reflected consolidated revenues of approximately $140,953,000, net loss of approximately $3,112,000 and net loss per share of $0.17 for the year ended January 31, 2002. These pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the period presented.

        In July 2000, the Company's parent, Comverse Technology, acquired all of the outstanding stock of Loronix Information Systems, Inc. ("Loronix"), a company that develops software-based digital video recording and management systems, for 1,994,806 shares of Comverse Technology's common stock and the assumption of options to purchase the equivalent of 370,101 shares of Comverse Technology common stock. The business combination was accounted for as a pooling of interests. For the six months ended June 30, 2000, Loronix had sales of approximately $18,104,000 and a net loss, including merger related expenses, of approximately $2,249,000.

        In July 2000, Comverse Technology acquired all of the outstanding stock of Syborg Informationsysteme GmbH, ("Syborg") a company that develops software-based digital voice and Internet recording systems, for 201,251 shares of Comverse Technology common stock. The business combination was accounted for as a pooling of interests. For the six months ended June 30, 2000, Syborg had sales of approximately $2,561,000 and a net loss, including merger related expenses, of approximately $425,000.

        In February 2001, the Company issued 6,759,277 shares of its common stock to Comverse Technology in exchange for Comverse Technology's ownership interest in Loronix and Syborg. These shares are reflected in the consolidated financial statements as if they were outstanding as of the earliest period presented which is consistent with the pooling of interests method of accounting.

        Loronix's net loss for the period from July 1, 2000 through July 31, 2000 of approximately $715,000 has been excluded from the Company's consolidated statement of operations for the year ended January 31, 2001 as a result of conforming fiscal years and has been included as an adjustment to accumulated deficit. Syborg's net loss for the period from July 1, 2000 through July 31, 2000 of approximately $502,000 has been excluded from the Company's consolidated statement of operations for the year ended January 31, 2001 as a result of conforming fiscal years and has been included as an adjustment to accumulated deficit. Loronix's and Syborg's sales for the period from July 1, 2000 through July 31, 2000 were $1,568,000 and $139,000, respectively.

        In connection with the mergers in the year ended January 31, 2001, the Company incurred merger related costs of $3,510,000 consisting of professional fees to lawyers, investment bankers and accountants, as well as other merger costs, such as printing costs and filing fees. The Company also incurred $1,528,000 of impairment charges in the year ended January 31, 2001 for the write-off of certain demonstration, laboratory and production equipment that was abandoned as a result of the mergers. In addition, the Company has charged approximately $5,871,000 to cost of sales in the year ended January 31, 2001. These charges consisted of: (i) $3,685,000 relating to the write-off and abandonment of inventories that were considered obsolete and duplicative as a result of the mergers; and (ii) $2,186,000 for the write-off of certain capitalized software, which became obsolete due to the existence of duplicative technology as a result of the mergers.

8.    Accounts Payable and Accrued Expenses

        Accounts payable and accrued expenses consist of:

	January 31,
	2002	2003
	(In thousands)
Accounts payable	$14,593	$17,051
Accrued salaries	6,283	5,892
Accrued royalties	3,862	6,429
Accrued vacation	3,018	3,463
Accrued warranty costs	1,111	1,210
Other accrued expenses	8,641	8,420

	$37,508	$42,465

        In April 2001, the Company announced a plan to reduce its workforce and recorded a charge of $1,164,000. In December 2001, the Company announced a plan to further reduce its workforce and consolidate its offices in the United Kingdom and recorded a charge of $1,590,000. These charges totaling $2,754,000 for the year ended January 31, 2002, were charged to expense and are included in the caption workforce reduction, restructuring and impairment charges in the consolidated statement of operations. These reductions were necessary as a result of the difficult economic and capital spending environment and were designed to improve the Company's cost structure and to increase its profitability. These plans included reducing the workforce in the United States, Israel and Germany by 65, 45 and 35 employees, respectively. These workforce reductions included employees within all departments of the Company. As of January 31, 2002, substantially all of the employees identified in the plan have been terminated in accordance with the terms of the plan.

        In December 2001, the Company notified the landlord of its United Kingdom office of its intention to terminate the Company's lease. The Company recorded a charge for the remaining lease payments from the vacancy date through the expiration date of the lease. The Company vacated the facility in March 2002.

        As of January 31, 2003 the Company had accrued liabilities of approximately $215,000 related to the workforce reduction and facilities consolidation costs. The changes in the accrued liabilities for the workforce reduction and facilities consolidation costs starting from January 31, 2001 are as follows:

	Accrual Balance at January 31, 2001	Provision	Cash Payments	Accrual Balance at January 31, 2002	Cash Payments	Accrual Balance at January 31, 2003
	(In thousands)
Severance and related	$—	$2,397	$1,710	$687	$661	$26
Facilities	—	357	—	357	168	189

Total	$—	$2,754	$1,710	$1,044	$829	$215

        Severance and related costs consist primarily of severance payments to terminated employees and fringe related costs associated with severance payments, other termination costs and legal and consulting costs. The balance of the severance and related costs is expected to be paid by April 30, 2003.

        Facilities and related costs consist primarily of contractually obligated lease liabilities and operating expenses related to facilities vacated in the United Kingdom as a result of the facility consolidation. The balance of the facilities and related costs is expected to be paid by October 31, 2003.

9.    Long-term bank loans

        Bank loans consist of the following:

	January 31,
	2002	2003
	(In thousands)
Long-term bank loan	$42,000	$42,000
Other bank debt	1,623	1,877

	43,623	43,877
Less: current maturities	167	42,199

Long-term bank loans	$43,456	$1,678

        In January 2002, the Company took a long-term bank loan in the amount of $42 million. This loan matured in February 2003 and bore interest at LIBOR plus 0.55%. The proceeds of this loan were used to repay amounts owed to Comverse Technology. The loan was guaranteed by Comverse Technology and was repaid on February 28, 2003.

        Other bank debt is secured by certain land and buildings. Restricted cash balance that was required to be maintained at these banks in the amount of $679,000 and $0 as of January 31, 2002, and 2003, respectively, was included in the caption of other assets on the consolidated balance sheets.

        Maturities of long-term bank loans are as follows:

Year Ending January 31,	Amount
(In thousands)
2004	$42,199
2005	200
2006	202
2007	203
2008	205
2009 and thereafter	868

$43,877

10.    Liability for Severance Pay

        Liability for severance pay consists of the Company's unfunded liability for severance pay to employees of certain foreign subsidiaries.

        Under Israeli law, the Company is obligated to make severance payments to employees of its Israeli subsidiary on the basis of each individual's current salary and length of employment. These liabilities are currently provided primarily by premiums paid by the Company to insurance providers.

11.    Stock Options

        Employee Stock Options—As of January 31, 2003, 2,853,671 shares of common stock were reserved for issuance upon the exercise of stock options then outstanding and 1,598,990 shares were available for future grant under the Company's Stock Option Plan, under which options may be granted to key employees, directors, and other persons rendering services to the Company. Options which are designated as "incentive stock options" under the option plan may be granted with an exercise price not less than the fair market value of the underlying shares at the date of grant and are subject to certain quantity and other limitations specified in Section 422 of the Internal Revenue Code. Options which are not intended to qualify as "incentive stock options" may be granted at any price, but not less than the par value of the underlying shares, and without restriction as to amount. The options and the underlying shares are subject to adjustment in accordance with the terms of the plan in the event of stock dividends, recapitalizations and similar transactions. The right to exercise options generally vests in increments over periods of up to four years from the date of grant or the date of commencement of the grantee's employment with the Company, up to a maximum term of ten years for all options granted.

        The changes in the number of options were as follows:

	Year Ended January 31,
	2001	2002	2003
Outstanding at beginning of period	1,980,586	2,322,888	2,788,776
Granted during the period	704,892	873,209	581,249
Exercised during the period	(117,714)	(153,070)	(275,087)
Cancelled, terminated and expired	(244,876)	(254,251)	(241,267)

Outstanding at end of period	2,322,888	2,788,776	2,853,671

        At January 31, 2003, options to purchase an aggregate of 1,341,497 shares were vested and currently exercisable under the option plan and options to purchase an additional 1,512,174 shares, vest at various dates extending through the year 2006.

        Weighted average option exercise price information was as follows:

	Year Ended January 31,
	2001	2002	2003
Outstanding at beginning of period	$5.37	$6.44	$7.26
Granted during the period	$8.84	$8.69	$15.05
Exercised during the period	$2.30	$2.10	$6.88
Canceled, terminated and expired	$6.54	$8.02	$8.78
Outstanding at end of period	$6.44	$7.26	$8.75
Exercisable at end of period	$4.70	$6.08	$6.60

        Significant option groups outstanding at January 31, 2003 and related weighted average exercise price and life information were as follows:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$ 0.56	104,990	3.30	104,990
$ 2.56	16,619	1.20	16,619
$ 5.88	943,244	5.80	772,807
$ 6.90	401,274	6.70	198,344
$ 8.69	698,991	8.10	160,043
$ 8.86	59,050	9.20	—
$12.01	4,108	5.60	2,058
$14.90	84,948	9.80	3,800
$15.33	107,178	7.00	51,300
$16.00	414,483	9.20	12,750
$17.02	9,002	3.90	9,002
$23.00	9,784	4.90	9,784

	2,853,671	7.20	1,341,497

12.    Earnings (Loss) Per Share (EPS)

        Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share further assumes the issuance of common shares for all potentially dilutive issuances of stock. The calculation for earnings (loss) per share for the years ended January 31, 2001, 2002 and 2003 is as follows:

	Year Ended January 31, 2001			Year Ended January 31, 2002			Year Ended January 31, 2003
	Net Loss	Shares	Per Share Amount	Net Loss	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
	(In thousands, except per share data)
Basic EPS
Net Income (Loss)	$(8,559)	18,704	$(0.46)	$(4,649)	18,767	$(0.25)	$10,147	22,165	$0.46

Effect of Dilutive Securities
Stock options								1,240
Convertible note								139

Diluted EPS	$(8,559)	18,704	$(0.46)	$(4,649)	18,767	$(0.25)	$10,147	23,542	$0.43

        The diluted loss per share computation for the years ended January 31, 2001, and 2002 excludes, approximately 1,235,000 and 1,280,000 incremental shares related to employee stock options, respectively. These shares are excluded from the dilutive net loss per share calculation due to their antidilutive effect as a result of the Company's net loss during these periods.

13.    Related Party Transactions

        Corporate Services Agreement—The Company has a corporate services agreement with Comverse Technology. Under this agreement, Comverse Technology provides the Company with the following services:

  —
  maintaining in effect general liability and other insurance policies providing coverage for the Company;

  —
  maintaining in effect a policy of directors' and officers' insurance covering the Company's directors and officers;

  —
  administration of employee benefit plans;

  —
  routine legal services; and

  —
  consulting services with respect to the Company's public relations.

        For the years ended January 31, 2001, 2002 and 2003, the Company recorded expenses of $500,000, $500,000, and $525,000, respectively, for the services provided by Comverse Technology. As of February 1, 2003, the Company will pay Comverse Technology a quarterly fee of $143,750, subject to adjustment and annual increases, for services provided by Comverse Technology during each fiscal quarter. In addition, the Company agreed to reimburse Comverse Technology for any out-of-pocket expenses incurred by Comverse Technology in providing the services. During the years ended January 31, 2001, 2002 and 2003, no amounts were paid to Comverse Technology for reimbursement of out-of-pocket expenses. The term of this agreement extends to January 31, 2005 and is automatically extended for additional twelve-month periods, unless terminated by either Comverse Technology or the Company.

        Enterprise Resource Planning Software Sharing Agreement—In January 2002, the Company entered into an enterprise resource planning ("ERP") software sharing agreement with Comverse Ltd., a subsidiary of Comverse Technology. Under this agreement, Comverse Ltd. agreed to continue to share the use of specific ERP software with the Company and undertook to exert its reasonable commercial efforts to arrange for the ongoing operation, maintenance and support of the software for an annual fee of $100,000. The terms of the ERP Software Sharing Agreement and the fee payable to Comverse Ltd. were determined by arm's length negotiations between the Company and Comverse Ltd. The Company recorded expenses of $200,000, $100,000, and $100,000 for the years ended January 31, 2001, 2002 and 2003, respectively, for ERP support services. This agreement expires February 1, 2004, and automatically renews for successive one year terms unless terminated upon six months prior written notice. The first time notice of termination may be given is on February 1, 2004.

        Satellite Services Agreement—In January 2002, the Company entered into a services agreement with Comverse, Inc., a subsidiary of Comverse Technology, pursuant to which Comverse, Inc. and its subsidiaries provide the Company with the exclusive use of the services of specified employees of Comverse, Inc. and its facilities where such employees are located. Under this agreement, the Company pays Comverse, Inc. a fee, which is equal to the expenses Comverse, Inc. incurs in providing these services plus ten percent. During the year ended January 31, 2001, 2002 and 2003, the Company recorded expenses of $1,193,000, $1,817,000, and $1,809,000, respectively, for these services provided by Comverse, Inc. during these periods.

        The Company believes that the terms of the Corporate Services Agreement, the Enterprise Resource Planning Software Sharing Agreement and the Satellite Services Agreement are fair to the Company and are not materially different than those they could have obtained from an unaffiliated third party.

        Other Transactions with Other Subsidiaries of Comverse Technology—The Company charges subsidiaries of Comverse Technology for services relating to the use of the Company's facilities and employees. Charges to these subsidiaries were approximately $1,006,000, $1,030,000, and $175,000 for the years ended January 31, 2001, 2002 and 2003, respectively. In addition the Company sold products to subsidiaries of Comverse Technology. Sales to these subsidiaries were approximately $0, $0 and $8,000 for the years ended January 31, 2001, 2002 and 2003, respectively.

        The Company also purchased products and services from other subsidiaries of Comverse Technology in the ordinary course of business. Purchases from these subsidiaries were approximately $0, $2,000, and $18,000 for the years ended January 31, 2001, 2002 and 2003, respectively.

        Federal Income Tax Sharing Agreement—The Company has a tax sharing agreement with Comverse Technology. Comverse Technology is the parent company of a group of companies which includes the Company and for which Comverse Technology files a consolidated federal income tax return. Under the terms of the tax sharing agreement, during years in which Comverse Technology filed a consolidated federal income tax return which includes the Company, the Company was required to pay Comverse Technology an amount equal to the Company's separate tax liability, if any, computed by Comverse Technology in its reasonable discretion. The Company's separate tax liability generally is the amount of federal income tax that the Company would owe if the Company had filed a tax return independent of the Comverse Technology group. If the calculation of the Company's separate tax liability for any year results in a net operating loss or capital loss, the Company was not entitled to receive any payments from Comverse Technology with respect to such loss in such year or as a result of carrying such loss back to any prior year or forward to any future year, or otherwise to take such loss into account in determining the Company's liability to Comverse Technology, including in the event that Comverse Technology utilizes such loss to reduce its own tax liability so that such loss is not available to the Company in the event of deconsolidation. The tax sharing agreement also provided for certain payments in the event of adjustments to the tax liability. The tax sharing agreement continues in effect until 60 days after the expiration of the applicable statute of limitations with respect to the final year of the Comverse Technology consolidated group which includes the Company. Upon completion of the Company's initial public offering in May 2002 Comverse Technology's ownership was reduced below 80% of the voting power and value of outstanding common stock of the Company. The Company started filing federal tax returns on a stand-alone basis starting May 16, 2002.

        Patent License Agreement—The Company's affiliate, Comverse Patent Holding, granted Lucent GRL a non-exclusive license to those patents now owned by Comverse Patent Holding or for which Comverse Patent Holding has a right to license and to those patents granted to Comverse Patent Holding or for which Comverse Patent Holding obtains the right to license during the term of that arrangement. In return, Comverse Patent Holding was granted a non-exclusive license to certain patents now owned by Lucent GRL or for which Lucent GRL has the right to license and to those patents granted to Lucent GRL or for which Lucent GRL obtains the right to license during the term of that arrangement. Under that arrangement, Comverse Patent Holding has the right to grant a sublicense to the Company. In connection with that arrangement, effective December 30, 1999, the Company entered into a patent license agreement with Comverse Patent Holding under which the Company has granted a non-exclusive royalty-free license to Comverse Patent Holding with the right to sublicense to Lucent GRL the Company's patents and those patents granted to the Company or for which the Company obtains the right to license during the term of the agreement. In return, Comverse Patent Holding granted to the Company a non-exclusive royalty-free sublicense to all patents that are licensed by Lucent GRL to Comverse Patent Holding. The Company believes that the value of the sublicense from Comverse Patent Holding is greater than the value of the license to Comverse Patent Holding.

        Registration Rights Agreement—The Company has entered into a registration rights agreement with Comverse Technology. Under this agreement, Comverse Technology may require the Company on one occasion to register the Company's common stock for sale on Form S-1 under the Securities Act of 1933 (the "Act") if the Company is not eligible to use Form S-3 under the Act. After the Company becomes eligible to use Form S-3, Comverse Technology may require the Company on unlimited occasions to register the Company's common stock for sale on this form. Comverse Technology will also have an unlimited number of piggyback registration rights.

        The Company has agreed to pay all expenses that result from registration of its common stock under the registration rights agreement, other than underwriting commissions for such shares and taxes. The Company has also agreed to indemnify Comverse Technology, its directors, officers and employees against liabilities that may result from its sale of the Company's common stock, including Securities Act liabilities.

        Business Opportunities Agreement—The Company has a business opportunities agreement with Comverse Technology, which addresses potential conflicts of interest between Comverse Technology and the Company. This agreement allocates between Comverse Technology and the Company opportunities to pursue transactions or matters that, absent such allocation, could constitute corporate opportunities of both companies. The Company is precluded from pursuing an opportunity offered to any person who is a director of the Company but not an officer or employee of the Company and who is also an officer or employee of Comverse Technology, unless Comverse Technology fails to pursue such opportunity diligently. Comverse Technology is precluded from pursuing an opportunity offered to any person who is a director of Comverse Technology but not an officer or employee of Comverse Technology and who is also an officer or employee of the Company, unless the Company fails to pursue such opportunity diligently. The Company is also precluded from pursuing an opportunity offered to any person who is an employee or officer of both companies or a director of both companies, unless Comverse Technology fails to pursue such opportunity diligently. Accordingly, the Company may be precluded from pursuing transactions or opportunities that the Company would otherwise be able to pursue if the Company was not affiliated with Comverse Technology. The Company has agreed to indemnify Comverse Technology and its directors, officers, employees and agents against any liabilities arising out of any claim that any provision of the agreement or the failure to offer any business opportunity to the Company violates or breaches any duty that may be owed to the Company by Comverse Technology or any such person.

        Proxy Agreement with the Department of Defense—One of the Company's subsidiaries, Verint Technology Inc. ("Verint Technology"), is engaged in the development, marketing and the sale of the Company's communications interception solutions to various U.S. governmental agencies. In order to conduct its business, Verint Technology is required to maintain facility security clearances under the National Industrial Security Program ("NISP"). The NISP requires companies maintaining facility security clearances to be insulated from foreign ownership, control or influence. The Company, Comverse Technology and the Department of Defense have entered into a proxy agreement with respect to the ownership and operations of Verint Technology. The proxy agreement has been approved by the Defense Security Service, which has oversight responsibilities on behalf of the Department of Defense.

        Under the proxy agreement, the Company appointed three U.S. citizens that have the requisite personal security clearance as directors of Verint Technology and as holders of proxies to vote the stock of Verint Technology. These individuals are responsible for the oversight of Verint Technology's security arrangements, including the separation of Verint Technology from the Company and the Company's affiliates. As proxy holders, these individuals have the power to exercise all prerogatives of ownership of Verint Technology, except that without obtaining the Company's express written approval they may not authorize any individual sale or disposal of capital assets constituting a material amount of Verint Technology's assets, the mortgaging of assets other than for working capital or capital improvement purposes, any merger, consolidation, reorganization or dissolution of Verint Technology and the filing of a petition under the federal bankruptcy laws.

        Under the proxy agreement, the Company has also established a government security committee, which consists of the three proxy holders. The government security committee is in charge of the development and implementation of a technology control plan, which prescribes measures and establishes procedures to prevent unauthorized disclosure or export of controlled information to the Company, any of the Company's affiliates or others. In addition, the proxy agreement establishes procedures regarding meetings, visits and communications between Verint Technology, the Company and the Company's other affiliates. The Department of Defense continually reviews the technology control plan and receives an annual report from the proxy holders.

        Sale of Comverse Media Holding Inc.—In February 2001, the Company sold 100% of the capital stock of Comverse Media Holding Inc. to Comverse, Inc. for $100,000. The Company increased stockholders' equity for the year ended January 31, 2002 by $298,000, which represents the excess of the consideration given and the carrying amount of the net liabilities of Comverse Media Holding Inc.

        Indemnification Agreement with Comverse Technology—On January 31, 2002, the Company entered into an indemnification agreement with Comverse Technology pursuant to which Comverse Technology agreed to indemnify the Company for any damages that may arise from two specified disputes, which are not material to the Company. In return, the Company granted to Comverse Technology the exclusive control of the settlement and defense of these disputes, and the Company agreed to fully cooperate with Comverse Technology in any such settlement or defense.

        Transactions with an Affiliate—The Company sells products and services to Verint Systems (Singapore) PTE LTD (formerly—Comverse Infosys (Singapore) PTE LTD) ("Verint Singapore") an affiliated systems integrator in which the Company holds 50% equity interest. Sales to Verint Singapore were approximately $4,271,000, $4,024,000, and $2,286,000 for the years ended January 31, 2001, 2002 and 2003, respectively. The Company sells its products and services to Verint Singapore on the same terms the Company sells similar products and services to their non-affiliated customers. In addition, the

Company was charged marketing and office service fees by that affiliate. These fees were approximately $270,000, $490,000, and $361,000 for the years ended January 31, 2001, 2002 and 2003, respectively. The Company believes that Verint Singapore has determined these charges on the basis of its estimated costs in providing such services.

        Intercompany Loan—The Company was charged interest on balances owed to Comverse Technology amounting to $2,142,000 and $1,458,000 for the years ended January 31, 2001 and 2002, respectively. The interest rate on the indebtedness to Comverse Technology was the three-month LIBOR rate. The principal amount of the indebtedness to Comverse Technology and related accrued and unpaid interest was due on demand and was repaid on January 31, 2002 with the proceeds of a bank loan. The Company does not expect to be dependent on Comverse Technology for its financing needs for the foreseeable future.

        Guarantee of Leases—Comverse Technology has guaranteed the payment of rent and the performance of all other obligations under the leases for the Company's facilities in Woodbury, New York which expired in April 2003 and the lease for the Company's vacated facility in the United Kingdom.

14.    Income taxes

        The provision for income taxes consists of the following:

	Year Ended January 31,
	2001	2002	2003
	(In thousands)
Current provision:
Federal	$2	$—	$—
State	91	145	360
Foreign	624	1,393	1,729

Total current	717	1,538	2,089

Deferred provision (benefit):
Federal	—	—	—
State	—	—	—
Foreign	(220)	14	81

Total deferred	(220)	14	81

	$497	$1,552	$2,170

        The reconciliation of the U.S. Federal statutory tax rate to the Company's effective tax rate is as follows:

	Year Ended January 31
	2001	2002	2003
U.S. Federal statutory rate	34%	34%	34%
Change in valuation allowance	(34)	(34)	(34)
Foreign and state income taxes	(6)	(50)	18

Company's effective tax rate	(6)%	(50)%	18%

        Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss carry forwards. The tax effects of significant items comprising the Company's deferred tax assets and liabilities at January 31, 2002 and 2003 are as follows:

	January 31,
	2002	2003
	(In thousands)
Deferred tax liabilities:
Expenses deductible for tax purposes and not for financial reporting purposes	$(418)	$(585)

Deferred tax assets:
Reserves not currently deductible	4,360	4,316
Tax loss carry-forwards	7,154	13,982

	11,514	18,298
Less: valuation allowance	(11,115)	(17,813)

Net deferred tax liabilities	$(19)	$(100)

        As of January 31, 2003 the Company had approximately $35.0 million of net operating loss carry forwards for federal income tax purposes. These carry forwards will begin to expire in 2020 if not utilized.

        Income tax has not been provided on unrepatriated earnings of foreign subsidiaries, as currently it is the intention of the Company to reinvest such foreign earnings in their operations.

15.    Business Segment Information

        The Company is engaged in providing analytic solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. The Company operates in one business segment and manages its business on a geographic basis. Summarized financial information for the Company's reportable geographic segments is presented in the following table. Sales in each geographic segment represents sales originating from that segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

	United States	Israel	United Kingdom	Other	Reconciling Items	Consolidated Totals
	(In thousands)
Year Ended January 31, 2001
Sales	$77,777	$53,246	$20,503	$9,662	$(19,511)	$141,677
Costs and expenses	(84,679)	(54,045)	(20,994)	(9,115)	19,591	(149,242)

Operating income (loss)	$(6,902)	$(799)	$(491)	$547	$80	$(7,565)

Year Ended January 31, 2002
Sales	$65,731	$62,712	$18,848	$6,023	$(22,079)	$131,235
Costs and expenses	(70,290)	(58,813)	(19,349)	(7,882)	22,566	(133,768)

Operating income (loss)	$(4,559)	$3,899	$(501)	$(1,859)	$487	$(2,533)

Year Ended January 31, 2003
Sales	$85,817	$62,622	$22,897	$11,616	$(25,177)	$157,775
Costs and expenses	(80,847)	(57,477)	(21,624)	(12,881)	25,105	(147,724)

Operating income (loss)	$4,970	$5,145	$1,273	$(1,265)	$(72)	$10,051

        Long-lived assets by country of domicile consist of:

	January 31,
	2002	2003
	(In thousands)
Israel	$12,632	$12,795
United States	8,014	15,936
Germany	2,463	3,100
United Kingdom	273	816
Other	191	246

	$23,573	$32,893

        Sales by country, based on end-user location, as a percentage of total sales were as follows:

	January 31,
	2001	2002	2003
United States	49%	42%	49%
United Kingdom	15%	14%	16%
Other	36%	44%	35%

	100%	100%	100%

        No single customer accounted for 10% or more of sales for the years ended January 31, 2001, 2002 and 2003.

16.    Commitments and Contingencies

        Leases—The Company leases office, manufacturing, and warehouse space under non-cancelable operating leases. Rent expense for all leased premises approximated $2,596,000, $2,887,000 and $3,385,000 in the years ended January 31, 2001, 2002 and 2003, respectively.

        As of January 31, 2003, the minimum annual rent obligations of the Company were approximately as follows:

Year Ending January 31,	Amount
(In thousands)
2004	$3,290
2005	1,933
2006	1,422
2007	644
2008	644

$7,933

        Licenses and Royalties—The Company licenses certain technology, "know-how" and related rights for use in the manufacture and marketing of its products, and pays royalties to third parties under such licenses and under other agreements entered into in connection with research and development financing. The Company currently pays royalties on a substantial portion of its product sales in varying amounts based upon the revenues attributed to the various components of such products. Royalties typically range up to 6% of net sales of the related products and, in the case of royalties due to government funding sources in respect of research and development projects, are required to be paid until the funding organization has received total royalties amounting to 100% of the amounts received by the Company under the approved project budgets, linked to the U.S. dollar, plus interest in certain circumstances.

        Dividend Restrictions—The ability of the Company's Israeli subsidiaries to pay dividends is governed by Israeli law, which provides that cash dividends may be paid by an Israeli corporation only out of retained earnings as determined for statutory purposes in Israeli currency. In the event of a devaluation of the Israeli currency against the dollar, the amount in dollars available for payment of cash dividends out of prior years' earnings will decrease accordingly. Cash dividends paid by an Israeli corporation to United States residents are subject to withholding of Israeli income tax at source at a rate of up to 25%, depending on the particular facilities which have generated the earnings that are the source of the dividends.

        Guaranties—The Company has obtained bank guaranties primarily to secure its performance of certain obligations under contracts with customers. These guaranties, which aggregated approximately $5,942,000 at January 31, 2003, are to be released upon the Company's performance of specified contract milestones, which are scheduled to be completed in the fiscal year ending January 31, 2004.

        Litigation—From time to time, the Company is subject to certain legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their final resolution will not have any significant adverse effect upon the Company's consolidated financial statements.

17.    Selected Quarterly Data (Unaudited)

        The following table shows selected results of operations for each of the fiscal quarters during the years ended January 31, 2002 and 2003:

	Three Months Ended
	April 30, 2001	July 31, 2001	Oct. 31, 2001	Jan. 31, 2002	April 30, 2002	July 31, 2002	Oct. 31, 2002	Jan. 31, 2003
	(In thousands, except per share amounts)
Sales	$34,558	$32,017	$31,039	$33,621	$36,317	$38,470	$40,671	$42,317
Gross profit(1)	15,999	14,985	14,249	16,095	17,753	19,082	20,922	21,965
Net income (loss)	(892)	(1,742)	(1,023)	(992)	1,707	2,222	2,759	3,459
Diluted earnings (loss) per share	$(0.05)	$(0.09)	$(0.05)	$(0.05)	$0.08	$0.09	$0.11	$0.14

(1)
Gross profit for all periods is calculated as sales minus cost of sales, which includes royalties and license fees, an expense which historically had been included as a separate line item in the statement of operations.

Royalties and license fees included in cost of sales were as follows:

Royalties and license fees	$719	$697	$670	$765	$765	$806	$793	$853

[Artwork]

5,000,000 Shares

Common Stock

PROSPECTUS
                           , 2003

LEHMAN BROTHERS

JPMORGAN

U.S. BANCORP PIPER JAFFRAY

MORGAN KEEGAN & COMPANY, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        The expenses, other than underwriting commissions, expected to be incurred by the Company in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee	$9,373
National Association of Securities Dealers, Inc. Filing Fee	$12,086
Nasdaq National Market Listing Fee	$22,500
Printing and Engraving	$100,000
Legal Fees and Expenses	$200,000
Accounting Fees and Expenses	$100,000
Miscellaneous	$106,041

Total	$550,000

Item 15.    Indemnification of Directors and Officers

        Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding-other than an action by or in the right of the Company-by reason of the fact that the person is or was a director, officer, agent, or employee of the Company, or is or was serving at the Company's request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well, but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Company unless the court believes that in light of all the circumstances indemnification should apply.

        Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful purchase or redemption of stock, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        The Company's certificate of incorporation provides that every person who is or was a director, officer, employee or agent of the Company or is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the Company's request, shall be indemnified to the fullest extent permitted by law for all expenses and liabilities in connection with any proceeding involving such person in this capacity. The Company entered into an indemnification agreement with each of its directors and officers under which it agreed to provide indemnification and expense reimbursement as outlined above.

        The Company has agreed to indemnify Comverse Technology and its directors, officers, employees and agents against any liabilities arising out of any claim that any provision of the business opportunities agreement entered into by the Company and Comverse Technology breaches any duty that may be owed to the Company by Comverse Technology or any such person.

        Under the corporate services agreement described above, Comverse Technology has directors' and officers' liability insurance which also provides coverage for the Company's officers and directors.

        Each of the Company's directors who is also a director and/or officer of Comverse Technology has an indemnification agreement with Comverse Technology. Under this agreement Comverse Technology has agreed to indemnify such person against losses and expenses, to the extent permitted by law, incurred by such person in connection with his service as director and/or officer of Comverse Technology or any of its subsidiaries.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits.

Number	Description
1.1††††	Form of Underwriting Agreement
3.1†	Amended and Restated Certificate of Incorporation of Verint Systems Inc.
3.2†	Amended and Restated By-laws of Verint Systems Inc.
4.1†	Specimen Common Stock certificate
5.1††††	Opinion of Weil, Gotshal & Manges LLP
10.1†	Corporate Services Agreement, dated as of January 31, 2002, between Comverse Technology and the Registrant
10.2†	Federal Income Tax Sharing Agreement, dated as of January 31, 2002, between Comverse Technology and the Registrant
10.3†	Patent License Agreement, dated as of January 17, 2000, between Comverse Patent Holding and the Registrant
10.4†	Registration Rights Agreement, dated as of January 31, 2002, between Comverse Technology and the Registrant
10.5†	Contribution Agreement, dated as of February 1, 2001, between Comverse Technology and the Registrant
10.6†	Enterprise Resource Planning Software Sharing Agreement, dated as of January 31, 2002, between Comverse Ltd. and the Registrant
10.7†	Satellite Services Agreement, dated as of January 31, 2002, between Comverse, Inc. and the Registrant

10.8†	Proxy Agreement, dated as of May 21, 2001, between Comverse Technology, the Registrant and the United Stated Department of Defense
10.9††	Verint Systems Inc. Stock Incentive Compensation Plan (as amended through December 12, 2002)
10.10†	Stock Purchase Agreement, dated as of January 31, 2002, between Comverse, Inc. and the Registrant
10.11†	Distribution Agreement, dated as of July 1, 2001 between Comverse Infosys (Singapore) PTE LTD and the Registrant
10.12†	Business Opportunities Agreement dated as of March 19, 2002, between Comverse Technology Inc. and the Registrant
10.13†	Form of an Indemnification Agreement
10.14†††	Verint Systems Inc. 2002 Employee Stock Purchase Plan, Amended and Restated as of May 22, 2003
21.1††††	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP
23.3††††	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)
24.1††††	Powers of Attorney (See Signature Page)
99.1††††	Consent of Larry Myers

†
Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Commission File No. 333-823000) which became effective on May 15, 2002.

††
Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2003.

†††
Incorporated by reference to Exhibit A to the Registrant's Proxy Statement for its Annual Meeting of Stockholders to be held on August 12, 2003.

††††
Previously filed.

Item 17. Undertakings

        The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commissions such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 12th day of June, 2003.

VERINT SYSTEMS INC.

By:	/s/ DAN BODNER Name: Dan Bodner Title: President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Kobi Alexander	Chairman of the Board of Directors and Director	June 12, 2003
/s/ DAN BODNER Dan Bodner	President and Chief Executive Officer and Director (Principal Executive Officer)	June 12, 2003
* Igal Nissim	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	June 12, 2003
* William F. Sorin	Secretary and Director	June 12, 2003
* David Kreinberg	Director	June 12, 2003
* Paul D. Baker	Director	June 12, 2003
* Victor A. De Marines	Director	June 12, 2003

* David T. Ledwell	Director	June 12, 2003
* Kenneth A. Minihan	Director	June 12, 2003
* Harris T. Oliner	Director	June 12, 2003
* Paul L. Robinson	Director	June 12, 2003
* Howard Safir	Director	June 12, 2003
*By:	/s/ DAN BODNER Dan Bodner (Attorney in fact)

INDEX TO EXHIBITS

Number	Description
1.1††††	Form of Underwriting Agreement
3.1†	Amended and Restated Certificate of Incorporation of Verint Systems Inc.
3.2†	Amended and Restated By-laws of Verint Systems Inc.
4.1†	Specimen Common Stock certificate
5.1	Opinion of Weil, Gotshal & Manges LLP
10.1†	Corporate Services Agreement, dated as of January 31, 2002, between Comverse Technology and the Registrant
10.2†	Federal Income Tax Sharing Agreement, dated as of January 31, 2002, between Comverse Technology and the Registrant
10.3†	Patent License Agreement, dated as of January 17, 2000, between Comverse Patent Holding and the Registrant
10.4†	Registration Rights Agreement, dated as of January 31, 2002, between Comverse Technology and the Registrant
10.5†	Contribution Agreement, dated as of February 1, 2001, between Comverse Technology and the Registrant
10.6†	Enterprise Resource Planning Software Sharing Agreement, dated as of January 31, 2002, between Comverse Ltd. and the Registrant
10.7†	Satellite Services Agreement, dated as of January 31, 2002, between Comverse, Inc. and the Registrant
10.8†	Proxy Agreement, dated as of May 21, 2001, between Comverse Technology, the Registrant and the United Stated Department of Defense
10.9††	Verint Systems Inc. Stock Incentive Compensation Plan (as amended through December 12, 2002)
10.10†	Stock Purchase Agreement, dated as of January 31, 2002, between Comverse, Inc. and the Registrant
10.11†	Distribution Agreement, dated as of July 1, 2001 between Comverse Infosys (Singapore) PTE LTD and the Registrant
10.12†	Business Opportunities Agreement dated as of March 19, 2002, between Comverse Technology Inc. and the Registrant
10.13†	Form of an Indemnification Agreement
10.14†††	Verint Systems Inc. 2002 Employee Stock Purchase Plan, Amended and Restated as of May 22, 2003
21.1††††	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP
23.3††††	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)
24.1††††	Powers of Attorney (See Signature Page)
99.1††††	Consent of Larry Myers

†
Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Commission File No. 333-823000) which became effective on May 15, 2002.

††
Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2003.

†††
Incorporated by reference to Exhibit A to the Registrant's Proxy Statement for its Annual Meeting of Stockholders to be held on August 12, 2003.

††††
Previously filed.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Recent Developments
THE OFFERING
ABOUT THIS PROSPECTUS
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
MARKET PRICE FOR OUR COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE
STOCK OPTION GRANTS IN LAST FISCAL YEAR
YEAR-END OPTION VALUES
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
VERINT SYSTEMS INC. AND SUBSIDIARIES Index to Consolidated Financial Statements
INDEPENDENT AUDITORS' REPORT
VERINT SYSTEMS INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS JANUARY 31, 2002 AND 2003 (IN THOUSANDS, EXCEPT SHARE DATA)
VERINT SYSTEMS INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED JANUARY 31, 2001, 2002 AND 2003 (IN THOUSANDS, EXCEPT PER SHARE DATA)
VERINT SYSTEMS INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY YEARS ENDED JANUARY 31, 2001, 2002 AND 2003 (IN THOUSANDS, EXCEPT SHARE DATA)
VERINT SYSTEMS INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED JANUARY 31, 2001, 2002 AND 2003 (IN THOUSANDS)
VERINT SYSTEMS INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED JANUARY 31, 2001, 2002 AND 2003
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
INDEX TO EXHIBITS